02041001

RECD S.E.C.
JUN 1 2 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

ARACRUZ CELULOSE S.A.

PROCESSED
JUL 2 2 2002
THOMSON
FINANCIAL

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: June 12, 2002

By: /s/ Agílio Leão de Macedo Filho
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. Translation from Portuguese of press release issued by the Company, dated June 10, 2002, regarding acquisition of land and planted forest assets, in conjunction with Bahia Sul Celulose S.A., of Campanhia Vale do Rio Doce S.A. and its subsidiary Florestas Rio Doce S.A.

2. Annual Information Bulletin of the Company, dated December 31, 2001.

EXHIBIT 1

ARACRUZ

ARA LISTED NYSE

Aracruz and Bahia Sul acquired forest asset from CVRD

(Rio de Janeiro - June 10, 2002) - Aracruz Celulose S.A. (NYSE: ARA) and **Bahia Sul Celulose S.A.**, in conjunction signed today with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA) a memorandum of understanding according to which the parties thereto established the basic conditions for Aracruz and Bahia Sul jointly and equally acquiring land and planted forests of FRD within the Municipality of São Mateus, in the State of Espírito Santo.

Such assets comprise approximately 40,000 hectares of land and eucalyptus forests, at an estimated price of approximately R$137.000.000,00, to be confirmed by a proper due diligence. Aracruz and Bahia Sul will each hold separately ½ of the total assets involved in such negotiation.

In accordance with the memorandum of understanding, the conclusion and effectiveness of the negotiation depend on the results of the due diligence still in course, as well as on the signature of the necessary agreements and documents.

Aracruz and Bahia Sul still haven't decided how to hold FRD's assets, which will be established in a memorandum of understanding to be agreed between themselves.

For further information, please contact Investor Relations Department:

Phone: (55-21) 3820 8131
Fax: (55-21) 2541 0795
e-mail: invest@aracruz.com.br

EXHIBIT 2

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY		
Aracruz Celulose S.A.		
5 - PREVIOUS NAME OF THE COMPANY		
Aracruz Celulose S.A.		
6 - NIRE CODE		
32000002018		

01.02 - HEAD OFFICE

1 - FULL ADDRESS	2 - DISTRICT
Cam. Barra do riacho, s/nº - km 25	Barra do Riacho

3- ZIP CODE	4- CITY	5- STATE
29.197-000	Aracruz	ES

6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
027	3270 - 2442	-	3270 - 2590	http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME	2 - POSITION
José Maurício Werneck G. da Silva	Manager of Corporate Relations
3 - FULL ADDRESS	4 - DISTRICT
Rua Lauro Müller, 116 - 40nd Floor	Botafogo

5 - ZIP CODE	6 - CITY	7 - STATE
22.290-160	Rio de Janeiro	Rio de Janeiro

6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
021	3820 - 8131	-	3820 - 5443	invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS

1 - NAME	
Agílio Leão de Macedo Filho	
2 - FULL ADDRESS	3 - DISTRICT
Rua Lauro Müller, 116 - 40nd Floor	Botafogo

4 - ZIP CODE	5 - CITY	6 - STATE
22.290-160	Rio de Janeiro	Rio de Janeiro

7 - AREA CODE	8 - TELEPHONE	11 - TELEX	12 - FAX NO	16 - E-MAIL
021	3820 - 8131	-	3820 - 5443	Alm@aracruz.com.br

01.05 - REFERENCE / AUDITOR

1 - LAST FISCAL YEAR, BEGINNING	2 - LAST FISCAL YEAR , ENDING
01/01/2001	12/31/2001
3 - CURRENT FISCAL YEAR, BEGINNING	4 - CURRENT FISCAL YEAR, ENDING
01/01/2002	12/31/2002
5 - NAME OF THE AUDITOR	6 - CVM CODE
PricewaterhouseCoopers Auditores Independentes S.C.	00287 - 9
7 - NAME OF THE TECHINICAL RESPONSIBLE	8 - CPF Nº
OSMAR MEIRELLES SCHWACKE	746.660.617-20

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - GENERAL INFORMATION

1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED	2 - MARKETS WHERE SECURITIES ARE TRADED
São Paulo Stock Exchange	Stock Exchange

3 - SITUATION	4 - ACTIVITY CODE	5 - ACTIVITY OF THE COMPANY
In Operation	1160100 - Pulp & Paper Industry	Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED

1 - STOCK CONTROL	2 - SECURITIES ISSUED BY THE COMPANY
Private, Brazilian	Shares and debentures

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS

1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL	2 - STOCKHOLDERS' MEETING TO APPROVE THE FINANCIAL
3 - ANNOUNCEMENT OF STOCKHOLDERS' MEETING TO APPROVE THE	4 - PUBLICATION OF FINANCIAL STATEMENTS

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION

1 - NAME	2 - STATE
A Gazeta	Espírito Santo
Diário Oficial do Estado do Espírito Santo	Espírito Santo
Gazeta Mercantil	São Paulo
A Tribuna	Espírito Santo

01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE	2 - SIGNATURE
05/27/2002	(signed) Agílio Leão de Macedo Filho

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY

1 - ITEM	2 - ADMINISTRATOR	3 - CPF	4 - DATE OF ELECTION	5 - TERM OF OFFICE	6 - CODE	7 - FUNCTION
01	Erling Sven Lorentzen	021.948.307-82	04/05/2000	04/30/2003	2	Chairman
02	Eliezer Batista da Silva	607.460.507-63	04/05/2000	04/30/2003	2	Director
03	Haakon Lorentzen	667.258.797-72	04/05/2000	04/30/2003	2	Director
04	Isaac Selim Sutton	047.010.738-30	04/05/2000	04/30/2003	2	Director
05	Carlos Alberto Vieira	000.199.171-04	04/05/2000	04/30/2003	2	Director
06	Emane Galvêas	007.998.407-00	04/05/2000	04/30/2003	2	Director
07	José Mauro Mettrau Carneiro da Cunha	215.547.378-85	04/05/2000	04/30/2003	2	Director
08	Carlos Augusto Lira Aguiar	032.209.829-72	06/26/000	06/26/2003	1	President
09	João Felipe Carsalade	468.913.667-04	06/26/000	06/26/2003	1	Chief Officer
10	Agílio Leão de Macedo Filho	007.117.999-20	06/26/000	06/26/2003	1	Chief Officer
11	Walter Lídio Nunes	151.624.270-04	06/26/000	06/26/2003	1	Chief Officer

NOTE :

1 - BELONGS TO THE COMPANY ONLY
2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND OFFICER

ERLING SVEN LORENTZEN

Chairman of the Board of Directors of Aracruz Celulose S.A. since April 24, 1972. Also Chairman and President of Lorentzen Empreendimentos S.A., President of Oivind Lorentzen S.A., Carboindustrial S.A. and Saga Empreendimentos S.A.. He was Vice-President of Companhia Brasileira de Gás, President of SUPERGASBRÁS - Distribuidora de Gás, ROCWOOLBRÁS S.A. and Elkem do Brasil S.A. Master on Business Administration from Harvard Business School (USA). Born January 1, 1923.

ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government's Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964. His first term as Chairman of Companhia Vale do Rio Doce was from 1961 to 1962.

HAAKON LORENTZEN

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A., Member of the Board of Directors and Director of Arapar S.A.. Economist graduated from Pontifícia Universidade Católica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

ISAAC SELIM SUTTON

Member of the Board of Directors of Aracruz Celulose S.A. since June 06, 1996. He has also been an Officer and Managing Director of Safra Group since 1994. From 1992 to 1994 he was Executive Director of Indústria e Comércio Cardinalli Ltda. and also a Director of the holding company of Unigel Group. Between 1986 and 1992, he was Marketing and Commercial General Director of Cosmoquímica Indústria e Comércio S.A. and between 1980 and 1986, Manager of Dow Chemical.

CARLOS ALBERTO VIEIRA

Member of the Board of Directors of Aracruz Celulose S.A. since April 15, 1988. Also Chairman of Banco Safra S.A., Albatroz S.A., Safra Companhia de Arrendamento Mercantil S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuária Potrillo S.A., Pastoril Agropecuária Couto Magalhaes S.A., Safra Holding S.A., and Safra Participações S.A. Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontifícia Universidade Católica de São Paulo. Born April 2, 1934.

ERNANE GALVÊAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederação Nacional do Comércio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - São Paulo. Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury. Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA

Member of the Board of Directors of Aracruz Celulose S.A. since July 04, 1999. He is also Vice-president of the National Bank of Economical and Social Development - BNDES. Of 1995 to January of 1999 was Managing Superintendent of BNDES Participações S.A. - BNDESPA. From 1990 to 1991 it was Managing Executive of the Special Agency of Industrial Financing - FINAME. It occupied several managerial positions in the Area of Administration and in the Department of Priorities of BNDES. From 1972 to 1973 it was Boss of Department of the Area of Planning and Programming of Production in the Empresa Klabin S.A..

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER AND OFFICER

Carlos Augusto Lira Aguiar.
Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

JOÃO FELIPE CARSALADE
Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

AGÍLIO LEÃO DE MACEDO FILHO
Chief Financial Officer and Market Relations Officer of Aracruz Celulose S.A. since March 15, 1995. He was President of Courtalds International Ltda. (1991-1995), Managing Partner of A.F.I. Associados em Finanças e Investimentos Ltda (1987-1991), Chief Financial Officer of Mesbla Lojas de Departamento S.A. (1987), Chief Financial and Administrative Officer of Companhia Ceras Johnson and of Companhia Fiat Lux, Controller of Xerox do Brazil. Civil Engineer, Federal University of Paraná. Master in Business Administration, Stanford University - U.S.A.. Born November 22, 1947.

WALTER LÍDIO NUNES
Chief Officer of Aracruz Celulose S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with's the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENT	6 - PREFERRED VOTING STOCK
AGO/E	04/30/2002	2,000	200	Yes	No

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
01	Newark Financial Inc.	-	B.V. Islands	-	127,506	28.00	-	-	127,506	11.83
02	Sodepa S.A.	43.826.833/0001-19	Brazilian	SP	127,506	28.00	85,611	13.75	213,117	19.77
03	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	127,494	28.00	-	-	127,494	11.83
04	BNDES Participações S.A.	00.383.281/0001-09	Brazilian	RJ	56,881	12.49	60,162	9.66	117,043	10.86
97	Treasuary Stock	-	-	-	483	0.10	45,366	7.29	45,849	4.25
98	Others	-	-	-	15,521	3.41	431,396	69.30	446,911	41.46
99	Total				455,391	100.00	622,529	100.00	1,077,920	100.00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.	12/31/2001

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
0101	VCP Exportadora e Participações S.a.	04.200.577-0001/27	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100,00			50,000	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101	VCP Exportadora e Participações S.a	12/31/2001

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
010101	VCP Votorantim Celulose e Papel S.A.	6.643.228-0001/21	Brazilian	SP	70,200,100	100.00			70,200,100	100.00
010199	Total				70,200,100	100,00			70,200,100	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
02	Sodepa S.A.	12/31/2001

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	12,965,176	49.99	5.473	16,67	12,970,649	49.96
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	12,965,176	49.99	5.473	16,67	12,970,649	49.96
0203	Others	-	-	-	2,106	0.02	19,054	66,66	21,160	0.08
0299	Total				25,932,458	100.00	30,000	100.00	26,019456	100.00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	12/31/2001

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
0301	Lorenpar S.A.	29.302.148/0001-62	Brazilian	RJ	747,052	80.00	-	-	747,052	80.00
0302	Brusara Participações Ltda.	31.934.821/0001-29	Brazilian	RJ	186,763	20.00	-	-	186,763	20.00
0399	Total				933,815	100.00	-	-	933,815	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301	Lorenpar S.A.	12/31/2001

1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	COMMON STOCK		PREFERRED STOCK		TOTAL SHARES	
					6 - QU'TY (000)	7 - %	8 - QU'TY (000)	9 - %	10 - QU'TY (000)	11 - %
030101	Fort James International Holdings Ltd.	-	American	-	149,097	20.00	250,818	33.65	399.915	26.82
030102	Vitória Participações S.A.	68.622.505/0001-21	Brazilian	RJ-	70,087	9.40	70,088	9.40	140,175	9.40
030103	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	498,297	66.84	335,068	44.95	833,365	55.89
030104	Others	-	-	-	28,002	3.76	89,508	12.00	117,510	7.89
030199	Total				745,483	100.00	745,482	100.00	1,490,965	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030102	Vitória Participações S.A.	12/31/2000

1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					QU'TY (000)	%	QU'TY (000)	%	QU'TY (000)	%
03010201	Ronaldo Camargo Veirano	398.492.018-00	Brazilian	RJ	5	0.01	-	-	5	0.01
03010202	Garnault S.A.	-	Luxemburger	-	188,644	99.99	-	-	188,644	99.99
03010299	Total				188,649	100,00	-	-	188,649	100,00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030103	Lorentzen Empreendimentos S.A.	12/31/2001

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					QU'TY (000)	%	QU'TY (000)	%	QU'TY (000)	%
03010301	Norbrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ	39,069	42.57	-	-	39,069	16.56
03010302	Oivind Harald Lorentzen	691.392.537-91	North-American	-	9,674	10.54	4.461	3.09	14,135	5,99
03010303	Vertex Participações S.A.	31.135.387/0001-17	Brazilian	RJ	14,786	16.11	20,844	14.46	35,630	15.10
03010304	Brasvest Holding S.A.	-	Luxemburger	-	4,921	5.36	24,703	17.13	29,624	12.56
03010305	Den Norske Bank	-	Norwegian	-	-	-	47.814	33.17	47.814	20.26
03010306	Per Arne Estate	-	North-American	-	2,506	2,73	16,612	11,52	19,118	8,10
03010307	Erling Sven Lorentzen	021.948.307-82	Norwegian	-	7,806	8.50	-	-	7,806	3.31
03010308	Nebra Participações Ltda	04.418.550/0001-86	Brasileira	SP	9,17	10,00	3,732	2,59	12,911	5,47
03010309	Others	-	-	-	3,840	4,19	26,004	18,04	29,844	12,65
03010399	Total				91,781	100.00	144,170	100.00	235,951	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010301	Norbrasa Empreendimentos S.A.	12/31/2001

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					QU'TY (000)	%	QU'TY (000)	%	QU'TY (000)	%
0301030101	Erling Sven Lorentzen	021.948.307-82	Norwegian	-	72,318	97,24	-	-	72,318	97,24
0301030103	Other	-	-	-	2,055	2,76	-	-	2,055	2,76
0301030199	Total				74,373	100.00	-	-	74,373	100.00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010304	Vertex Participações S.A.	12/31/2001

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					QU'TY (000)	%	QU'TY (000)	%	QU'TY (000)	%
0301030401	Treveris S.A.	-	Luxemburger		188,644	99.99	-	-	188,644	99.99
0301030402	Ronaldo Camargo Veirano	398.492.018-00	Brazilian	RJ	5	0.01	-	-	5	0.01
0301030499	Total				188,649	100.00	-	-	188,649	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0302	Brusara Participações Ltda.	12/31/2001

1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES	
					QU'TY (000)	%	QU'TY (000)	%	QU'TY (000)	%
030201	Fort James International Holdings Ltd.	-	North-American	-	37,009	100.00	-	-	37,009	100.00
030299	Total				37,009	100.00	-	-	37,009	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
04	BNDES Participações S.A.	12/31/2000

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

04.01 - BREAKDOWN OF THE PAID IN CAPITAL

1 - DATE OF LAST CHANGE : 04/30/1997

2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF SHARES (000)	7 - SUBSCRIBED (R$ '000)	8 - PAID-UP (R$ '000)
01	Commom - Nominative Stock	NONE	455,391	783,477	783,477
03	Class A Preferred - Nominative Stock	NONE	40,930	70,408	70,408
04	Class B Preferred - Nominative Stock	NONE	581,599	1,000,622	1,000,622
99	Total		1,077,920	1,854,507	1,854,507

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

1 -ITEM	2 - DATE	3 - PAID-IN CAPITAL (R$ 000)	CHANGES IN THE PAID-IN CAPITAL	
			4 - AMOUNT (R$ 000)	6 - NOTES
01	04/30/1997	1,854,507	489	CAPITAL RESERVES

04.03 - STOCK DIVIDEND / SPLIT OR GROUPING OF SHARES IN THE LAST THREE YEARS

1 -ITEM	2 - DATE	FACE VALUE (R$)		NO. OF SHARES (000)	
		2 - PRE AGM/EGM	3 - POST AGM/EGM	4 - PRE AGM/EGM	5 - POST AGM/EGM

04.04 - AUTHORIZED CAPITAL

1 - NUMBER OF SHARES (000)	2 - AMOUNT (R$ '000)	2 - DATE
1,077,920	2,450,000	04/30/1997

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

05.01 - TREASURY STOCK

1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS'N PERIOD	6 - TO BE BUY-BACK (000)	7 - AMOUNT TO BE DISBURSED (R$ 000)	8 - Nº. ALREADY BOUGHT-BACK (000)	7- AMOUNT ALREADY DISBURSED (R$ 000)
01	COMMON		08/22/1980	02/17/1982	483	198	483	198
02	PREFERRED	A	08/22/1980	02/17/1982	36	15	36	15
03	PREFERRED	B	08/22/1980	02/17/1982	9	1	9	1
04	COMMON		12/10/1997	02/10/1998	1,116			
05	PREFERRED	A	12/10/1997	02/10/1998	304			
06	PREFERRED	B	12/10/1997	02/10/1998	47,142		14,483	22,276
07	COMMON		03/10/1998	06/10/1998	1,116			
08	PREFERRED	A	03/10/1998	06/10/1998	304			
09	PREFERRED	B	03/10/1998	06/10/1998	32,659		7,455	11,835
10	COMMON		06/24/1998	09/24/1998	1,116			
11	PREFERRED	A	06/24/1998	09/24/1998	304			
12	PREFERRED	B	06/24/1998	09/24/1998	27,984		6,288	5,580
13	COMMON		09/25/1998	12/23/1998	1,116			
14	PREFERRED	A	09/25/1998	12/23/1998	304			
15	PREFERRED	B	09/25/1998	12/23/1998	18,840			
16	COMMON		10/25/2000	01/25/2001	1,116			
17	PREFERRED	A	10/25/2000	01/25/2001	289			
18	PREFERRED	B	10/25/2000	01/25/2001	19,112		17,095	44,230

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE	APPROVAL OF DISTRIBUTION		5 - END OF FISCAL YEAR	6 - NET PROFIT (R$ 000)	7 - AMOUNT PER SHARE (R$)	8 - TYPE OF SHARE	9 - CLASS	10 - AMOUNT TOTAL (R$ 000)	11 - BEGINNING OF THE PAYMENT
		3 - MEETING	4 - DATE							
01	DIVIDENDS	AGO / E	03/25/1999	12/31/1998	(74,505)	0,0244262930	COMMON		11,112	04/22/1999
02	DIVIDENDS	AGO / E	03/25/1999	12/31/1998	(74,505)	0,1032269870	PREFERRED	A	4,233	04/22/1999
03	DIVIDENDS	AGO / E	03/25/1999	12/31/1998	(74,505)	0,0268689220	PREFERRED	B	14,865	04/22/1999
04	DIVIDENDS	AGO / E	04/05/2000	12/31/1999	94,524	0,0983842715	COMMON		42,690	04/28/2000
05	DIVIDENDS	AGO / E	04/05/2000	12/31/1999	94,524	0,1032269868	PREFERRED	A	4,222	04/28/2000
06	DIVIDENDS	AGO / E	04/05/2000	12/31/1999	94,524	0,1032269868	PREFERRED	B	57,121	04/28/2000
07	DIVIDENDS	AGO / E	03/30/2001	12/31/2000	452,858	0,1256006507	COMMON		57,137	04/12/2001
08	DIVIDENDS	AGO / E	03/30/2001	12/31/2000	452,858	0,1381607158	PREFERRED	A	5,650	04/12/2001
09	DIVIDENDS	AGO / E	03/30/2001	12/31/2000	452,858	0,1381607158	PREFERRED	B	74,091	04/12/2001
10	DIVIDENDS	AGO / E	04/30/2002	12/31/2001	199,440	0,1651698383	COMMON		75,137	05/13/2002
11	DIVIDENDS	AGO / E	04/30/2002	12/31/2001	199,440	0,1816868221	PREFERRED	A	7,348	05/13/2002
12	DIVIDENDS	AGO / E	04/30/2002	12/31/2001	199,440	0,1816868221	PREFERRED	B	97,515	05/13/2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM	1 - TYPE OF SHARE	2 - CAPITAL %	TYPE OF DIVIDEND			7 - BASIS	8 - FORECAST OF CAPITAL REFUND	9 - PREMIUM	10 - VOTING RIGHTS
			4 - FIXED	5 - MINIMUM	6 - CUMULATIVE				
01	PA	3.81	-	6.00%	-	Capital	N	N	N
02	PB	53.94	-	25.00%	-	Profit	N	N	N
03	CN	42.25	-	25.00%	-	Profit	N	N	Y

06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE	2 - OBLIGATORY DIVIDEND (% Profit)
11/27/2000	25,00

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

1 - OFFICER SHARING PROFIT	2 - COMPANSATION OF OFFICERS (R$ '000)	3 - PERIOD
NO	5.010	Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

4 - ITEM	PARTICIPATIONS & CONTRIBUITIONS	1 - LAST FISCALYEAR ENDED R$'000) 12/31/2001	2 - PRECEDING FISCAL YEAR ENDED (R$'000) 12/31/2000	3 - SECOND PRECEDONG FISCAL YEAR ENDED (R$'000) 12/31/1999
01	PARTICIPATIONS			
02	DEBENTURISTS			
03	EMPLOYEES			
04	MANAGEMENT			
05	OTHERS			
06	CONTRIBUTIONS			
07	ASSISTANCE FUND			
08	PENSION FUND			
09	OTHER			
10	NET PROFIT FOR THE YEAR	199,440	452,858	94,524
11	NET LOSS FOR THE YEAR			

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

01	ITEM	01	02
02	ISSUE ORDER NO.	5TH	5TH
03	NO. OF REGISTER CVM	SEP/GER/DEB-90/043	SEP/GER/DEB-90/033
04	DATE OF REGISTER CVM	08/10/1990	05/31/1990
05	SERIES ISSUED	SECOND SERIES	FIRST SERIES
06	TYPE	NOMINATIVE NON-ENDORSABLE	NOMINATIVE NON-ENDORSABLE
07	NATURE	MATTER	PUBLIC
08	DATE OF ISSUE	05/01/1990	05/01/1990
09	MATURITY DATE	11/01/2005	05/01/2005
10	TYPE OF DEBENTURE	SUBORDINATE	SUBORDINATE
11	REMUNERATION	TR + 6% P.A.	TR + 6% P.A.
12	PREMIUM / DISCOUNT	-	-
13	FACE VALUE	1,655,08	1,655,08
14	AMOUNT ISSUED (IN REAIS 000)	137,288	137,288
15	QUANTITY ISSUED	90,000	90,000
17	IN CIRCULATION	-	-
18	IN TREASURY	90.000	90.000
19	LIQUIDATED	-	-
20	CONVERTED	-	-
21	LAST REMARKETION	10/01/1995	10/01/1995
22	NEXT EVENT	-	-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp, globally sold to manufacturers of tissue, printing and writing, and specialty papers.

Aracruz's forestry operations involve 170,000 hectares of eucalyptus plantations in the Brazilian states of Espírito Santo and Bahia, intermingled with 87,000 hectares of company-owned native forest reserves, which are specially maintained to preserve the balance of the ecosystem. The company's silviculture activities encompass another 37,000 hectares of eucalyptus plantations within the Forestry Partners Program, carried out in association with over 2,000 local farmers.

In Espírito Santo, the company operates the world's largest pulp mill, which is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which more than 90 percent of Aracruz's pulp production is exported.

The mill's two production lines have an annual capacity of 1.3 million metric tons. The industrial complex — currently undergoing expansion to 2 million tons — includes three recovery boilers, four bleaching and drying lines and separate facilities for chemicals recovery, water treatment and the generation of electricity through biomass. Environmental control is ensured through modern systems to treat all solid, liquid and gaseous wastes.

Another one of the group's companies, Aracruz Produtos de Madeira — which operates a high technology sawmill located in southern Bahia — supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in the preservation of natural ecosystems. Strict environmental practices at the company's pulp mill also are subject to a process of continuous improvement.

The company's standards of social responsibility are demonstrated by a comprehensive system of fringe benefits for employees and their dependents and a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

The company's voting shares are controlled by four major shareholders: the Lorentzen, Votorantim (Acquired Mondi's stake on November 1) and Safra groups (each owning 28 percent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 percent). Aracruz's preferred shares, which make up more than 50 percent of the company's total number of outstanding shares, are traded on the São Paulo, New York and Madrid stock exchanges.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

09.02 - MARKET OVERVIEW

The price of pulp remained at very low levels throughout the year.. The price lists of the cellulose suffered a fall of approximately 28% on average in relation to the average of 2000, owed mainly to the reduction in demand and consequent excess of offer of the product. The scenery of reduction of the main world savings resulted in a reduction of approximately 2% in the demand for market cellulose in the great consuming centers.

With the fall in the demand, the cellulose stocks in being able to of the producers arose a lot and the unbalance between the offer and the demand did with that the prices fell aceleradamente. The adjustment in the stocks of the producers only had beginning with the approach of the summer in Northern Hemisphere, when the cellulose prices already met in inferior levels at the cost of production of the producing of larger cost.

By September 2001, pulp inventories in the hands of pulp producers had been reduced to normal levels and a slightly increased seasonal demand for pulp in the last quarter of the year allowed producers to announce moderate price adjustments. The reference list price per ton of eucalyptus pulp that prevailed during the last quarter was $430 (CIF Europe), $460 (CIF U.S.) and $410 (CIF Asia).

Over the short and medium-term, price stability and market balance are going to depend on prudent inventory management by the various participants in this market. However, recovery of prices to significantly higher levels will depend upon the economic recovery of the main world economies.

DESCRIPTION	1999	2000	2001
INVENTORY EVOLUTION (000 t)			
Aracruz Celulose S.A. - Consolidated	96	124	95
World Invetory	407	708	622
PRICES EVOLUTION (us$ FOB/t)			
Aracruz Celulose S.A. - Parent Company	422	452	385
Aracruz Celulose S.A. - Consolidated	427	573	438
SALES EVOLUTION (000 t)			
Aracruz Celulose S.A. - Parent Company	1,260	1,274	1,312
Aracruz Celulose S.A. - Consolidated	1,265	1,273	1,301

10.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

10.02 - RAW MATERIALS AND SUPPLIERS

ITEM	1 - RAW MATERIAL	IMPORTS		AVAILABLE		SUPPLIER		
		2 - Y/N	3 - AMOUNT (R$ 000)	4 - DOMESTIC MARKET	5 - FOREIGN MARKET	6 - NAME	7 - TYPE	8 - % SUPPLIED
01	WOOD (EUCALYPTUS)	N		Y	Y	OWN PRODUCTION	5	37,35
02	SODIUM CHLORATE	N		Y	Y	NEXEM QUIMICA BRASIL LTDA	0	16,11
03	CAUSTIC SODA	N		Y	Y	NEXEM QUIMICA BRASIL LTDA	0	9,60
04	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	6,20
05	FUEL OIL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	5,54
06	HYDROGEN PEROXIDE	N		Y	Y	BRAGUSSA PRODUTOS QUÍMICOS	0	3,43
07	WOOD (EUCALYPTUS)	N		Y	Y	CENIBRA – CELULOSE NIPO-BRASILEIRA S.A	0	3,28
08	HERBICIDA	N		Y	Y	MONSANTO DO BRASIL LTDA	0	2,66
09	OXYGEN	N		Y	Y	WHITE MARTINS	0	1,50
10	BALING WIRE	N		Y	Y	BMBA - BELGO MINEIRA BEKAERT ARAMES S/A	0	1,11
11	METHANOL	N		Y	Y	PROSINT – PRODUTOS SINTENTICOS S.A	0	1,09

SUPPLIER TYPE: 0 = NOT RELATED PARTY
5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

10.03 - MAIN CUSTOMERS BY PRODUCTS

1 - ITEM	2 - ITEM	3 - PRODUCT / CLIENT	4 - NET REVENUES
001		Bleached eucaliptus pulp	
001	002	Aracruz Trading S.A.	89.47%
001	003	Aracruz Celulose (USA) Inc.	10.53%

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

Aracruz has the capacity to produce various types of bleached eucalyptus pulp, such as: Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF (Aracruz Chlorine-free); and High Brightness Bleached Pulp (photo-pulp). These types of pulp are used internationally for the manufacture of high-grade papers. The Aracruz plant incorporates modern technology and top-level staff; in 2000 it produced 1.301.240 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

Timber Handling

Timber is prepared in four main lines with the following equipment:

- 3 log cranes for receipt and process input;
- 6 log decks intakes;
- 4 de-barkers;
- 6 chippers that cut logs into wood-chips for cooking;
- 6 chip screens for grading wood-chips;
- 4 bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two continuous digestors. Rejects are mixed with chopped bark and taken to the bio-mass bins that fuel the two power boilers.

Pulp Lines

Wood-chips from the bins are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration. The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens that separate out undercooked/reject chips. The product from these screens is then passed through a third washing stage that consists of one washer-filter per line in the "A" Plant and two washer-filters per line in the "B" Plant, in series. Rejects are run through a refiner and screens, and are then recycled back to the start of the screening process.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines, each with five stages:

Stage 1 - C / D (Chlorine and Chlorine Dioxide) to standard pulp; D (Chlorine Dioxide) to ECF (Elemental Chlorine Free)
Stage 2 - EOP (Oxygen Extraction)
Stage 3 - D1 (Chlorine Dioxide)
Stage 4 - E2 (Alkaline Extraction)
Stage 5 - D2 (Chlorine Dioxide)

Note: TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide.
ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system. The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing, the sheet is run through four Flakt driers, emerging with a dry weight of 90%. The sheet - 6 meters across - is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting 250 kilograms each. Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each. These are sent to the warehouse for shipping.

Energy Recycling System

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the recycling system. This consists of:

- Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 75%;

- Three recovery boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

- Three caustifiers of the green liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

- Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.01 - PRODUCTION PROCESS

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil; these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure, thus allowing direct production of electric power by using it to run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

Chemical and Electrochemica Plants

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.

Insurance

The "A" Plant in the Aracruz Industrial Complex has been in operation for 22 years. Depreciation on the new "B" Plant began in March 1991. The Company has a fire insurance policy covering its installations, machinery, equipment, tanks, forests and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities, due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.02 - COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

97% of the sales are for export. In 2001 the market participation was: 37% to Europe, 23% to North America, 14% to Asia, 3% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

11.03 - MAIN PULP PRODUCTERS

Company	**Country**	**Production** Ton / Year	**Cost** US$ / Ton
Aracruz Celulose S.A.	Brazil	1,330,000	205
APRIL	Indonesia	1.200,000	237
ENCE	Spain	910,000	300
CENIBRA	Brazil	845,000	212
Parsons & Whitemore	USA / Canadá	700,000	373
International Paper	USA	635,000	373
Portucel	Portugal	630,000	293
Smurfit Stone	USA	520,000	373

Source: Outlook for Market Pulp (Hawkins wrigth - July / 2000).

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M^2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
01	Industrial Plant	Rod. Barra do Riacho - Aracruz	Aracruz	ES	2,177.900	5.517.570	22	Y	Y	N		
02	Land	Aracruz	Aracruz	ES	576,740.00	-	-	N	N	N		
03	Land	Fundão	Fundão	ES	9,680,000	-	-	N	N	N		
04	Land	Linhares	Linhares	ES	72,350,000	-	-	N	N	N		
05	Land	Serra	Serra	ES	50,930,000	-	-	N	N	N		
06	Land	Sooretama	Sooretama	ES	9,670,000	-	-	N	N	N		
07	Land	Conceição da Barra	Conceição da Barra	ES	343,520,000	-	-	N	N	N		
08	Land	Pinheiros	Pinheiros	ES	17,990,000	-	-	N	N	N		
09	Land	São Mateus	São Mateus	ES	257,420,000	-	-	N	N	N		
10	Land	Pedro Canário	Pedro Canário	ES	4,810,000	-	-	N	N	N		
11	Land	Caravelas	Caravelas	BA	291,460,000	-	-	N	N	N		
12	Land	Alcobaça	Alcobaça	BA	422,070,000	-	-	N	N	N		
13	Land	Ibirapuan	Ibirapuan	BA	106,590,000	-	-	N	N	N		
14	Land	Mucuri	Mucuri	BA	212,170,000	-	-	N	N	N		
15	Land	Nova Viçosa	Nova Viçosa	BA	320,730,000	-	-	N	N	N		
16	Land	Prado	Prado	BA	1,050,000	-	-	N	N	N		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M^2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
17	Forests	Aracruz	Aracruz	ES	345,000,000	-	-	Y	N	N		
18	Forests	Fundão	Fundão	ES	5,700,000	-	-	Y	N	N		
19	Forests	Linhares	Linhares	ES	29,490,000	-	-	Y	N	N		
20	Forests	Serra	Serra	ES	26,020,000	-	-	Y	N	N		
21	Forests	Sooretama	Sooretama	ES	7,660,000	-	-	Y	N	N		
22	Forests	Conceição da Barra	Conceição da Barra	ES	252,230,000	-	-	Y	N	N		
23	Forests	Pinheiros	Pinheiros	ES	10,370,000	-	-	Y	N	N		
24	Forests	São Mateus	São Mateus	ES	199,590,000	-	-	Y	N	N		
25	Forests	Pedro Canário	Pedro Canário	ES	3,170,000	-	-	Y	N	N		
26	Forests	Alcobaça	Alcobaça	BA	237,280,000	-	-	Y	N	N		
27	Forests	Ibirapuan	Ibirapuan	BA	62,490,000	-	-	Y	N	N		
28	Forests	Mucuri	Mucuri	BA	134,960,000	-	-	Y	N	N		
29	Forests	Nova Viçosa	Nova Viçosa	BA	189,140,000	-	-	Y	N	N		
30	Forests	Prado	Prado	BA	680,000	-	-	Y	N	N		
31	Forests	Caaravelas	Caravelas	BA	179,630,000	-	-	Y	N	N		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M^2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
32	Land	Teixeira de Freitas	Teixeira de Freitas	BA	10,910,000	-	-	N	N	N		
33	Land	Vila Valério	Vila Valério	ES	7,850,000	-	-	N	N	N		
34	Land	Rio Bananal	Rio Bananal	ES	7,010,000	-	-	N	N	N		
35	Land	Jaguaré	Jaguaré	ES	4,050,000	-	-	N	N	N		
36	Forests	Vila Valério	Vila Valério	ES	5,500,000	-	-	Y	N	N		
37	Forests	Rio Bananal	Rio Bananal	ES	2,540,000	-	-	Y	N	N		
38	Forests	Jaguaré	Jaguaré	ES	2,770,000			Y	N	N		
39	Forests	Teixeira de Freitas	Teixeira de Freitas	BA	5,730,000			Y	N	N		

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

~ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⏭ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2001

OR

~ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file No. 1-11005

ARACRUZ CELULOSE S.A.

(Exact name of Registrant as specified in its charter)

Aracruz Cellulose

(Translation of Registrant's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Lauro Müller, 116, 40th floor
22299-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Class B Stock, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing ten shares of Class B Stock	New York Stock Exchange

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

455,390,699	**Shares of Common Stock**
40,479,797	**Shares of Class A Stock**
582,049,217	**Shares of Class B Stock**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⏭ No -

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17- Item 18 ⏭

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

TABLE OF CONTENTS

Page

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

- "U.S. dollars," "$" or "US$" are to United States dollars;
- "Reais," "Real" or "R$" are to Brazilian Reais, the official currency of Brazil;
- "Brazilian government" are to the federal government of the Federative Republic of Brazil;
- "consolidated financial statements" are to the Consolidated Financial Statements of Aracruz Celulose S.A. at December 31, 2000 and 2001 and Report of Independent Accountants;
- the "Company," "Aracruz," "we," "us," and "our" are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);
- "Preferred Shares" and "Common Shares" are to our authorized and outstanding preferred stock and common stock, respectively;
- "Class A Stock" and "Class B Stock" are to our non-voting preferred stock class A (*ações preferenciais classe A*) and non-voting preferred stock class B (*ações preferenciais classe B*), respectively (together, the "Preferred Stock");
- "tons" are to metric tons of 1,000 kilograms each.

In this Annual Report, one hectare equals approximately 2.471 acres, one kilogram equals approximately 2.2 pounds and one kilometer equals approximately 0.621 miles.

Unless otherwise indicated,

- all references in this Annual Report to percentages, tons and U.S. dollar or Real amounts of pulp are to "market pulp" and
- all share data in this Annual Report have been adjusted to reflect a dividend paid by us in shares, effective on April 5, 1995, pursuant to which holders of Class A Stock and Class B Stock received one share of Class B Stock for every three shares of Class A Stock or Class B Stock held and holders of Common Stock received one share of Common Stock for every three shares of Common Stock held (the "1995 Stock Dividend") and a change effective March 17, 1997 in the number of shares of Class B Stock underlying each American Depositary Shares, or ADS, from five shares of Class B Stock per ADS to ten shares of Class B Stock per ADS (the "ADS Ratio Change"). Unless otherwise indicated, amounts in Reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the Reais to U.S. dollars commercial selling rate in effect on such date.

This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expect," may," "are expected to," "will," "will allow," "will continue," "will likely result," "should," "would be," "seek," "approximately," "intend," "plan," "project," "estimate" or "anticipate," or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute such forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this Annual Report including, without limitation, the information set forth under the headings "Item 3D. Key Information—Risk Factors," "Item 4B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding our intent, belief or current expectations, or those of our directors or our executive officers with respect to:

- general economic, political and business conditions, both in Brazil and in our principal export markets,
- the declaration or payment of dividends,

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

- our direction and future operation,
- the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities,
- the implementation of our financing strategy and capital expenditure plans,
- the development of solid wood products, or
- the factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations).

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. We do not undertake, and specifically disclaim any obligation to update any forward-looking statements, which speak only as of the date hereof.

We make statements in this Annual Report about our competitive position and market share in, and the market size of, the pulp industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by the International Pulp Statistical Committee, which includes the American Forest Paper Association, the Canadian Pulp & Paper Association, the Finnish Forest Industry Federation and the Brazilian Pulp and Paper Association, or Bracelpa, and reports published by Hawkins Wright Ltd., or Hawkins Wright. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

PART I

Identity of Directors, Senior Management and Advisers

Directors and Senior Management

Not applicable. Information regarding our directors and officers is set forth in Item 6.

Advisers

Not applicable.

Auditors

Not applicable.

Offer Statistics and Expected Timetable

Not applicable.

Key Information

Selected Financial Data

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Because we exported around 96% of our production in 2001 and operate in an industry that uses the U.S. dollar as its currency of reference, management believes that the U.S. dollar is the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars beginning in 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52 ("SFAS 52").

During 1997, the 36-month cumulative rate of inflation in Brazil fell below the 100% threshold, and our management determined the Brazilian economy to have ceased being a highly inflationary economy as of the fourth quarter of 1997. Accordingly, our management reevaluated our economic profile and our operations and determined that the U.S. dollar should remain as our functional currency, in accordance with the criteria established by SFAS 52. As such, our transition from a highly inflationary environment to a non-highly inflationary environment accounting, as of and from January 1, 1998, had no financial reporting effect on our results of operations and financial position as our reporting currency (which has been, since 1994, the U.S. dollar) was also our functional currency under highly inflationary conditions according to SFAS 52.

Pursuant to SFAS 52 as it applies to us, inventories, property, plant and equipment, accumulated depreciation and stockholders' equity are remeasured at historical rates of exchange, and other assets and

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

liabilities denominated in Reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the respective exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

In our 1999, 2000 and 2001 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of operations as single line items. The financial information presented below for the periods ended December 31, 1997 and 1998 has been reclassified to reflect such remeasurement. Previously, such gains or losses were allocated to the statements of operations line items to which they relate. These allocations have no effect on net income or loss.

We publish our financial statements in Brazil in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP, as applied to us, are related to disclosure requirements. In addition, for all financial statements prepared for any period ended after January 1, 1996, the Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements, which was previously required by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian Corporate Law. Accordingly, our Brazilian GAAP financial statements at and for the years ended 1997, 1998, 1999, 2000 and 2001 are not adjusted to account for the effects of inflation. Our taxes and dividends are determined on the basis of Brazilian GAAP financial statements.

The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP financial statement as of December 31, 2001 and 2000 appear elsewhere herein, together with the report of PricewaterhouseCoopers Auditores Independentes (formerly Price Waterhouse Auditores Independentes), Rio de Janeiro, Brazil, independent accountants. The selected financial information at December 31, 1999, 1998 and 1997 has been derived from our U.S. GAAP financial statements, not included elsewhere in this Annual Report. The selected financial data should be read in conjunction with Item 5.

During the first quarter of 2001, in an effort to conform its reporting practices to those commonly used in the industry, we changed the classification of freight costs in the statement of income. As a result of this change, ocean freight and insurance charges, which had previously been classified as a reduction to export sales of eucalyptus pulp, together with inland freight charges, previously classified as selling expenses, are now classified as a component of cost of sales. Additionally, certain administrative expenses were identified as indirectly related to the production process and, beginning January 1, 2001, classified as a component of cost of sales. Historical information herein with respect to 1997, 1998, 1999 and 2000 was reclassified accordingly. Therefore, some information may differ from the condensed financial statements published elsewhere.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

	For the Years Ended December 31,				
	1997	1998	1999	2000	2001
	(thousands of U.S. dollars, except number of shares and per share amounts)				
Statement of Operations					
Operating Revenues					
Sales of eucalyptus pulp					
Domestic	$ 44,634	$ 38,449	$ 33,796	$ 43,601	$23,579
Export	520,946	503,836	596,242	800,634	583,365
Total sales	$565,580	$542,285	$630,038	$844,235	$606,944
Sales taxes and other deductions	(37,623)	(39,490)	(43,459)	(63,240)	(32,589)
Net operating revenues	$527,957	$502,795	$586,579	$780,995	$574,355
Operating costs and expenses					
Cost of sales	$399,286	$414,874	$375,513	$412,313	$420,606
Selling	28,776	28,329	25,311	21,492	23,253
Administrative	33,353	29,560	18,354	22,454	22,012
(Gain)/Loss and provision for loss sale of property, plant and equipment and spare-parts inventories	6,014	18,902	26,153	4,826	16,607
Other, net	1,281	9,286	6,907	7,152	8,954
Total operating costs and expenses	$468,710	$500,951	$452,238	$468,237	$491,432
Operating income	$ 59,247	$ 1,844	$134,341	$312,758	$82,923
Non-operating (income) expenses					
Equity in results of affiliated company	–	–	–	1,313	(1,195)
Financial income	$(152,480)	$(104,840)	$(100,692)	$(64,849)	$(54,749)
Financing expense	92,523	120,955	120,336	101,461	70,215
Loss (gain) on currency remeasurement, net	40,531	7,780	7,454	(8,812)	18,029
Other, net	(411)	(192)	(209)	(131)	(214)
Total other income	$ (19,837)	$23,703	$26,889	$28,982	$32,086
Income (loss) before income taxes	$ 79,084	$(21,859)	$107,452	$283,776	$50,837
Income tax expense (benefit)					
Current	$ 3,404	$ (9,573)	$ 8,980	$ 40,461	$35,722
Deferred	12,112	(15,733)	7,699	41,604	(2,992)
Total	$ 15,516	$(25,306)	$ 16,679	$ 82,065	$32,730
Cumulative effect of a change in accounting principle, net of tax	(3,855)	–	–	–	–
Net income	$ 59,713	$ 3,447	$ 90,773	$201,711	$18,107
Earnings per share[1]					
Class A Stock	$0.09	$0.09	$0.09	$0.20	$0.05
Class B Stock	0.06	0.00	0.09	0.20	0.02
Common Stock	0.05	0.00	0.08	0.18	0.01

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

	For the Years Ended December 31,				
	1997	**1998**	**1999**	**2000**	**2001**
	(thousands of U.S. dollars, except number of shares and per share amounts)				
Dividends per share					
Class A Stock	$0.10(2)	$0.09(3)	$0.06(4)	$0.06(5)	$0.06(6)
Class B Stock	0.02(2)	0.02(3)	0.02(4)	0.06(5)	0.06(6)
Common Stock	0.02(2)	0.02(3)	0.01(4)	0.05(5)	0.06(6)
Weighted-average number of shares outstanding (thousands of shares)					
Class A Stock	49,[illegible]	41,[illegible]	40,[illegible]	40,[illegible]	40,65
Class B Stock	573,0[illegible]	564,3[illegible]	553,2[illegible]	552,8[illegible]	536,512
Common Stock	454,9[illegible]	454,9[illegible]	454,9[illegible]	454,9[illegible]	454,908
Total	1,077,250	1,060,289	1,049,166	1,048,700	1,032,071

(1) Holders of Class B Stock have no dividend preference. Holders of Class A Stock are entitled to an annual preferential dividend.
(2) Including the dividend declared on May 12, 1997 and paid on May 23, 1997.
(3) Including the dividend declared on April 17, 1998 and paid on May 11, 1998.
(4) Including the dividend declared on March 25, 1999 and paid on April 22, 1999.
(5) Including the dividend declared on April 5, 2000 and paid on April 30, 2000.
(6) Including the dividend declared on March 30, 2001 and paid on April 12, 2001. The Annual Shareholders' meeting to be held in 2002 will define any additional dividends to be paid with respect to 2001.

	At December 31,				
	1997	**1998**	**1999**	**2000**	**2001**
	(thousands of U.S. dollars)				
Balance Sheet Data					
Cash and cash equivalents	$ 27,738	$ 151,886	$ 312,590	$ 18,091	$20,125
Other current assets	180,466	182,028	190,889	261,815	215,199
Debt securities available-for-sale	698,139	696,404	189,480	323,032	405,493
Property, plant and equipment, net	1,978,656	1,892,451	1,702,747	1,664,322	1,913,191
Investment in affiliated company	–	–	–	79,698	80,893
Other assets	237,720	277,720	205,297	107,500	143,296
Total assets	$3,122,719	$3,200,489	$2,601,003	$2,454,458	$2,778,197
Short-term debt	671,476	821,157	473,652	272,042	325,855
Other current liabilities	59,345	39,312	40,174	55,035	99,425
Long-term debt	715,049	730,939	392,354	278,873	537,183
Other long-term liabilities	51,008	41,917	41,511	75,387	78,004
Stockholders' equity	1,625,841	1,567,164	1,653,312	1,773,121	1,737,730
Total liabilities and stockholders' equity	$3,122,719	$3,200,489	$2,601,003	$2,454,458	$2,778,197

Exchange Rate

The purchase and sale of foreign currency in Brazil is subject to governmental control. There are two foreign exchange markets in Brazil that are subject to regulation by the Central Bank of Brazil, or the Central Bank, both of which operate at free-floating rates. They are the free rate foreign exchange market (also known as the "commercial market") and the "floating" rate foreign exchange market.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

In 1999, the Central Bank unified the operational limits applicable to both markets. However, each market continues to have a specific regulation. Most trade and financial foreign exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of Class B Stock or the payment of the dividends or interest with respect to the Class B Stock. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

From its introduction on July 1, 1994 through March 1995, the Real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the Real and the U.S. dollar could fluctuate. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the Real against the U.S. dollar. Responding to pressure on the Real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the Real did not ease, on January 15, 1999, the Central Bank allowed the Real to float freely. The Real devalued to a high of R$2.165 per US $1.00 on March 3, 1999, but appreciated by 10.7% since then to R$1.956 per US$1.00 on December 31, 2000. The Real further devalued 15.7% to R$2.32 per US$1.00 on December 31, 2001. On March 28, 2002, the commercial selling rate was R$2.3236 per US$1.00.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais per US$1.00			
Year Ended December 31,	**Low**	**High**	**Average[(1)]**	**Period-end**
1997	1.0395	1.1164	1.0787	1.1164
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3523	2.3204
Month Ended				
September 30, 2001	2.5590	2.8007	2.6717	2.6713
October 31, 2001	2.6866	2.7828	2.7402	2.7071
November 30, 2001	2.4604	2.6820	2.7402	2.7071
December 31, 2001	2.2930	2.4672	2.3621	2.3204
January 31, 2002	2.2932	2.4384	2.3779	2.4183
February 28, 2002	2.3482	2.4691	2.4196	2.3482
March 31, 2001	2.3236	2.3663	2.3466	2.3232

Source: Central Bank
(1) Represents the daily average exchange rate during each of the relevant periods.

We pay any cash dividends and make any other cash distributions with respect to the Class B Stock in Reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of ADSs on conversion by the Depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the U.S. dollar equivalent of the Real price of the Class B Stock on the Brazilian stock exchange. For additional information see "Item 10D. Additional Information—Exchange Control." For information on dividends, see "Item 8A. Financial Information—Consolidated Financial Statements and Other Financial

Information—Dividend Policy and Dividends."

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risk Factors Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares and ADSs

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has also often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Our business, financial condition and results of operations may be adversely affected by changes in policy including that related to tariffs, exchange controls and other matters, as well as factors such as:

- currency fluctuations,
- inflation,
- price instability,
- interest rates,
- tax policy,
- current energy shortages in Brazil, and
- other political, diplomatic, social and economic developments in or affecting Brazil.

Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business, financial condition and results of operations.

Our business could be significantly affected by political instability in Brazil. The next presidential elections are to occur in October of 2002 and Brazilian law does not permit President Fernando Henrique Cardoso, now serving a second term, to serve for a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of the Preferred Shares and ADSs.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the Preferred Shares and ADSs

Because a portion of our revenues and a significant portion of our assets are denominated in Reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the Real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "Item 3A. Key Information—Selected Financial Data—Exchange Rates."

Our cash operating expenses are substantially denominated in Reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the Real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the Real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. As expressed in Reais, any significant devaluation of the Real may produce exchange losses on unhedged debt denominated in foreign currency.

From January 1, 1999 through December 31, 2000, the Real depreciated by 61.82% against the U.S. dollar. During 2001, the Real depreciated by 18.67% against the U.S. dollar and, as of December 31, 2001, the commercial market for purchasing U.S. dollars was R$2.3204 to US$1.00. No assurance can be given that the Real will not depreciate substantially in the near future.

Since January 1999, the Central Bank has only intervened occassionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the Real float freely or if the Real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on the Company. We cannot give assurances that the Brazilian government will not re-impose a band system in the future. We also cannot give assurances that the Real will not devaluate substantially in the near future.

Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets

Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation and public speculation about possible future measures, have in the past had significant negative effects on the Brazilian economy. Our cash operating expenses are substantially denominated in Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the Real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and as a result our costs of Real-denominated debt may increase. See "Item 5. Operating and Financial Review and Prospects— Brazilian Economic Environment."

Since the Real's introduction in July 1994 pursuant to the Real Plan to stabilize the economy, Brazil's inflation rate has been substantially lower than in previous periods. Inflation was 10.40% from January 1, 2001 to December 31, 2001, as measured by the *Índice Geral de Preços – Disponibilidade Interna* (the general index price – internal availability or IGP-DI).

The pending tax reform in Brazil may increase our tax burden

The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce public deficit through an increase in tax collection. It is expected that the final tax reform bill will be submitted to the Brazilian Congress for approval before the next presidential elections in 2002, although we cannot assure you that this will occur.

It is anticipated that the reform will include the creation of a value-added tax on goods and services which would replace six existing taxes (including the contribution for social purposes, the federal tax on industrial products and the state tax on the circulation of goods and services). In addition, the *Contribuição Provisória sobre Movimentações Financeiras*, or CPMF, a provisional levy on checking account transactions, would be replaced by a permanent federal tax on financial transfers. We may have a higher tax burden if the tax reform bill is approved and implemented.

Risk of significant governmental actions affecting Brazilian markets and economy

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government owns or controls many companies, including some of the largest in the country. For example, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our Common Stock as of December 31, 2001 and has, through a subsidiary, advanced approximately 33% of our total indebtedness as of such date. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions."

Impact of an electric energy shortage

Hydroelectric power is a major source of energy for Brazilian industry. Low levels of investment and below average rainfall have resulted in low reservoir levels of critical hydroelectric capacity in Brazil's southeast central west and northeast regions. The construction of gas-fired thermal generation plants has been delayed due to regulatory and other issues. On May 18, 2001, the government announced an electric rationing and consumption reduction plan with the objective of reducing electricity use by approximately 20% during 2001 for individual and commercial users, including industries such as market pulp production, wood and furniture, petrochemicals, chemicals, mining, and integrated steel; and 25% for energy-intensive industries like metallurgy, pelletization, non-integrated steel, aluminum, industrial gas, soda, chlorine, paper and iron. The Company's pulp operations were subject to the 20% limitation.

The government has since relaxed the plan and reduced the limitation applicable to industrial consumers to 10%. Accordingly, beginning February 1, 2002, the Company's operations, to the extent its operations were not self-sufficient in electric energy, would have been subject to the 10% limitation. In the beginning of March 2002, the government announced that the plan was terminated.

Because we meet most of our electrical energy needs by burning by-products generated from the pulp production process, we believe that we are adequately prepared with respect to energy. However, we may be adversely affected by any adverse effect our suppliers or the economy may have on the macroeconomic environment due to any future energy shortages. In addition, we may also be adversely affected by the impact of future energy shortages on the activities of our main suppliers, including Nexen, the supplier of chemicals used in our production process. See "—Chemicals."

Terrorist Attacks of September 11, 2001 may adversely affect markets

The terrorist attacks on September 11, 2001, and the ensuing negative effects on the U.S. economy have adversely affected the global and Brazilian economies and securities markets, including our operations. Although the extent of the impact remains unclear, it has already resulted in:

- increased short-term market volatility in the market price of securities;
- significant decline in corporate earnings estimates;
- substantial losses in important industries, including the air transport and insurance industries; and
- significant erosion of consumer confidence.

The uncertainty surrounding the nature of the U.S. response and its effect on the U.S. and global economies is likely to prolong the economic effects of the events of September 11, 2001. In the third week of September 2001, upon the reopening of the New York Stock Exchange after its closure for four business days, the Dow Jones Industrial Average experienced its largest single-week decline since the 1930s. In the same period, the Ibovespa, the index of the São Paulo Stock Exchange, experienced a decline of 18.1%. There can be no assurance that these terrorist attacks and their aftermath may not have longer-term, material and adverse effect on the U.S. and the global and Brazilian economies and the securities and foreign exchange markets, including an adverse effect on our operations.

The resulting effects on the Brazilian economy could in turn lead to the Brazilian government changing existing laws or regulations or imposing new ones, and/or the Central Bank changing base interest rates which could adversely affect our operations.

Developments in other emerging markets may adversely affect the market price of the Preferred Shares and ADSs

The market price or the Preferred Shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions may differ in each country, investors' reaction to developments in one country can have an effect on the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the economic difficulties of Ecuador and Turkey, the Asian economic crisis, the 1998 Russian debt moratorium and the devaluation of the Russian currency have triggered market volatility in the securities market of Brazil and other emerging market countries.

Since 1999, the Argentine economy has been in a recession marked by reduced levels of consumption and investment, increasing unemployment and declining gross domestic product. During late 2001, Argentine depositors withdrew their money from banks and sought to remit such funds abroad. In early December 2001, the government restricted the rights of such depositors to withdraw their funds.

The economic crisis has given rise to increasing political volatility; on December 20, 2001, President Fernando de la Rúa resigned, and since then Argentina has had four presidents, including the current president, Eduardo Duhalde. On December 24, 2001, Argentina's then interim president, Adolfo Rodríguez Saá, announced that Argentina would impose a moratorium on the payment of its foreign debt. On January 3, 2002, Argentina formally defaulted on debt held by certain foreign creditors. On January 7, 2002, Argentina announced that it was devaluing its peso by 29%, ending the peso's one-to-one peg to the U.S. dollar.

These events may discourage international investment in Brazil and, more directly, may hurt the market price of our Preferred Shares and ADSs. In addition, the continuation of the Argentine recession and the recent devaluation of the peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001. See "Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment." Also, similar developments in the international financial markets, especially in Latin America, may adversely affect our financial condition and our ability to raise capital when needed. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the market price of our Preferred Shares and ADSs.

Risks Relating to the Preferred Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government imposed remittance restrictions for a number of months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of Preferred Shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad. We cannot ensure that the Brazilian government will not take similar measures in the future. See "Item 10. Additional Information—Exchange Controls." Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of Real payments and remittances abroad in respect of the shares of Class B Stock underlying the ADSs. In such case, our ADS Depositary will hold the Reais it cannot convert for the account of the ADS holders who have not been paid.

Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences

The Brazilian Custodian for the Class B Stock must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying Class B Stock, you will be entitled to continue to rely – for five business days from the date of the exchange – on the ADS Depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless you obtain your own electronic certificate of registration pursuant to Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, known as Resolution 2,689, which entitles foreign investors to buy and sell on the Brazilian stock exchange. If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of Class B Stock or distributions with respect thereto, and you will generally be subject to less favorable tax

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

treatment on gains with respect to the Class B Stock. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobiliários, or CVM. In order to complete this process, the investor will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to remit dividends or distributions relating to the Class B Stock or the return of your capital outside of Brazil in a timely manner. If you decide to exchange your Class B Stock back into ADSs once you have registered your investment in the Class B Stock, you may deposit your Class B Stock with the Custodian and rely on the ADS Depositary's certificate of registration, subject to certain conditions. See "Item 10D. Additional Information—Exchange Controls." We cannot assure you that the ADS Depositary's certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying Class B Stock or the repatriation of the proceeds from disposition could not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you

Investing in securities, such as the Class B Stock or the ADSs, that involve emerging market risks, including risks relating to Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries and such investments are generally considered speculative in nature. Investments involving risks relating to Brazil, such as investments in ADSs, are subject to certain economic and political risks, such as, among others:

- changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and
- restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and is not as highly regulated or supervised as some of these major markets. The relatively small market capitalization and illiquidity of the Brazilian equity market may substantially limit your ability to sell the Class B Stock underlying your ADSs at a price and time at which you wish to do so. See "Item 9C. The Offer and Listing—Markets—Trading on the Brazilian Stock Exchange."

The ADS have fewer and less well-defined shareholders' rights

Our corporate affairs are governed by our by-laws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. As a result, the holders of our ADSs or the holders of our shares may have fewer or less well-defined rights under Brazilian Corporate Law with which to protect their interests against actions by our board of directors or the Principal Shareholders (as defined in "Item 7. Major Shareholders and Related Party Transactions") than under the laws of those jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities market is not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as well developed and enforced in Brazil as in the United States, thereby potentially disadvantaging holders of the Preferred Shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, Brazilian Corporate Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, Brazilian Corporate Law provides that shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action. Changes to Brazilian Corporate Law have been approved by the Brazilian Congress under Law No. 10,303, which are in force and effect since March 2002. Such changes may adversely affect the rights of the holders of our ADSs. See "Item 10B. Memorandum and Articles of Association—Changes to Brazilian Corporate Law" for a description of theses changes.

You may not be able to exercise preemptive rights

You may not be able to exercise the preemptive rights relating to the Class B Stock underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure investors that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, investors may receive only the net proceeds from the sale of their preemptive rights by the Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

Control by Principal Shareholders

Approximately 96.5% of our voting stock is owned by our Principal Shareholders. They have the ability to control the election of our board of directors and our direction and future operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the requirements under our by-laws and Brazilian Corporate Law, and the issuance of additional shares and other securities. See "Item 10B. Memorandum and Articles of Association" and "Item 7. Major Shareholders and Related Party Transactions."

The Preferred Shares and ADSs generally do not have voting rights

In accordance with Brazilian Corporate Law and our by-laws, holders of the Preferred Shares, and thus of the ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. This means, among other things, that holders of ADSs, as preferred shareholders, are not entitled to vote on corporate transactions, including mergers or consolidations of Aracruz with other companies. See "Item 10B. Memorandum and Articles of Association."

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Risk Factors Relating to Aracruz and the Pulp Industry

The market prices for our products are cyclical

The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp. Worldwide pulp prices have historically been cyclical, subject to significant fluctuations over short periods of time depending on a number of factors, including:

- worldwide demand for pulp products,
- worldwide production capacity,
- the strategies adopted by major pulp producers, and
- the availability of substitutes for our products.

All of these factors are beyond our control. After reaching a peak in the middle of 1995, market pulp prices continued to fall through the first quarter of 1999 due primarily to a significant drop in demand, although market prices began to increase beginning in the second quarter of 1999 and continued to increase through the second half of 1999 and early 2000. In the second half of 2000, prices of pulp were flat for the whole period. Weak demand and excess inventories in the hands of pulp producers caused eucalyptus pulp list prices to fall at the end of March 2001. Market conditions remained difficult throughout the second quarter of 2001, especially in Europe. During the third quarter of 2001, overall demand for pulp improved and pulp prices increased in the European and Asian markets. It is possible that market prices for pulp will decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

We face significant competition which may adversely affect our market share

The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of wood.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor. To the extent that pulp from other hardwoods can be substituted for the more expensive bleached eucalyptus kraft market pulp, we also compete with producers in the broader segment of the pulp market. Several of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. See "Item 4B. Business Overview—Competition."

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds

We are subject to stringent environmental regulations in Brazil on the national, state and local levels. Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect us. Our operations are supervised by

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

governmental agencies that are responsible for the implementation of pollution control laws and policies. These agencies could take action for failure to comply with their environmental regulations. These actions could include the imposition of fines and revocation of licenses and concessions.

Although changes in laws and regulations apply only prospectively under Brazilian law, it is possible that the relevant legislatures and/or governmental agencies will impose additional regulations or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters or limit our ability to operate as we currently do. In addition, such actions by such governmental bodies could impose additional costs to be borne by us when we renew existing licenses or apply for new ones.

Changes in law limiting the plantation of eucalyptus and the creation of an investigating commission may adversely affect our operations

In September 2001, the legislature of the State of Espírito Santo, where we own approximately 136,400 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the state. The constitutionality of this law has been challenged in court, and we have been advised by our Brazilian legal advisors that they believe this law not to be constitutional. Even if it is considered to be constitutional, we believe this law does not limit our ability under our existing licenses and permits to plant, manage or harvest trees on our existing plantations. However, there can be no assurance that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

On March 13, 2002 the Espírito Santo legislative assembly created an investigating commission (*Comissão Parlamentar de Inquérito*) to investigate the legality of the Company's permits and the process of acquisition of the Company's properties since its installation in Espírito Santo. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. We cannot give assures on the outcome of such investigation.

Delays in the expansion of our facilities may significantly affect our costs

We are currently carrying out our Fiberline C Expansion Project, which is expected to start operations in mid-2002 and to expand our nominal production capacity by 700,000 tons of bleached eucalyptus kraft market pulp per year, at an estimated total cost of US$785 million. Although this project is progressing on schedule and within budget, there can be no assurance that it will be completed on time or on budget. Significant delays and/or cost over-runs could adversely affect our expected financial results in 2002 and beyond and could weaken our competitive condition. Even if the project is completed as anticipated, there can be no assurance that we will be able to sell such excess production in a manner that would be profitable for us.

In addition, in order to provide the necessary raw material to our new Fiberline C production unit, we have acquired additional hectares of land in the States of Bahia and Espírito Santo, and we have entered into a three-year agreement with Veracel Celulose S.A., or Veracel, for the supply of wood to our new production line beginning in 2002. If there is a delay in the completion of the project for the expansion of our facilities, we would still be required to buy wood from Veracel for prices higher than our wood costs, which would cause a marginal increase of our costs during the delay period. See "Item 4. Information on the Company—Business Overview—Business Strategies—Fiberline C Expansion Project" and "Item 4. Information on the Company—Business Overview—Business Strategies—Acquisition of Veracel".

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Other risks affecting our operations

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, disease and factory explosions, which could have a material adverse effect on our financial results. To date, our experience with such hazards has not had a material adverse effect on us. However, in the future, such hazards could have a negative effect on our financial results.
See also "Item 11. Quantitative and Qualitative Disclosures about Market Risks."

Information on the Company

History and Development of the Company

The Company conducts its operations under its legal and commercial name, Aracruz Celulose S.A. The Company is a corporation (*sociedade anônima*), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, the Company operates under the provisions of the Brazilian Corporate Law. The Company's headquarters and mill are located at Rodovia Aracruz-Barra do Riacho, kilometer 25, Municipality of Aracruz, State of Espírito Santo, Brazil, and its telephone number is (55-27) 3270-2122. The Company's principal office is located at Rua Lauro Müller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, and its telephone number is (55-21) 3820-8111. The Company's agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011. The Company maintains an Internet website at www.aracruz.com.br. Information contained on the Company's Internet website is not part of this Annual Report.

Aracruz Florestal S.A., the predecessor of the Company, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests. AFSA became a subsidiary of the Company in 1972 when the Company was incorporated and, on July 20, 1993, it was merged into the Company.

The Company commenced pulp production operations in September 1978 with a nominal production capacity of approximately 400,000 tons of pulp per year. In early 1991, the Company completed an expansion plan, known as the 1991 Expansion Project, which increased the mill's nominal capacity (i.e., the production capacity for which the mill was designed) to approximately 1,025,000 tons per year. In 1994, the Company increased its effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, the Company implemented the Modernization Project, which increased the mill's nominal capacity to 1,240,000 tons per year and its production efficiency. The Company's total pulp production in 1999, 2000 and 2001 was approximately 1,262,500, 1,301,000 and 1,272,000 tons, respectively.

In 1997, as part of its strategy for diversification into other forest business, the Company acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A. (currently known as Aracruz Produtos de Madeira S.A., or APM), a joint venture between the Company and Gutchess International Inc. created in 1997 for the production of solid wood products. See "—Business Strategies—Aracruz Produtos de Madeira."

In June 2000, the Company's board of directors approved the expansion of the nominal production capacity of its facilities by 700,000 tons per year, know as the Fiberline C Expansion Project. The Fiberline C Expansion Project involves the addition of a new pulp line and certain other modifications to existing equipment at the mill in order to improve further the Company's cost-effectiveness. Construction began in the second semester of 2000, and the plant is expected to begin operations in the mid-2002, reaching full capacity in the following year. See "—Business Strategies—Fiberline C Expansion Project." In order to provide for the increased production volume resulting from the Fiberline C Expansion Project, on June 1, 2000 the Company acquired Terra Plana Agropecuária Ltda., whose assets are comprised of 19,000 hectares of land appropriate for planting eucalyptus trees and entered into a three-year agreement with Veracel for the supply of wood.

On October 10, 2000, the Company acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht S.A., or Odebrecht, to build a pulp mill. Veracel is currently in the pre-operational stage, growing eucalyptus plantations in the State of Bahia. See "—Business Strategies—Acquisition of Veracel" and Note 4 to the consolidated financial statements.

On October 3, 2001, Votorantim Celulose e Papel S.A., or VCP, one of our competitors, acquired the 28% stake holding of our common stock from Mondi Brazil Limited. See "Item 7. Major Shareholders and Related Party Transactions."

Capital Expenditures

Our capital expenditures for the years 2001, 2000 and 1999 were US$421.5 million, US$138.4 million and US$56.5 million, respectively.

During the year 2001, we invested approximately US$421.5 million, of which US$355.8 million was devoted to the Fiberline C Expansion Project (see "—Business Strategies—Fiberline C Expansion Project"), US$13.7 million to ongoing industrial investments, US$48.7 million to silviculture and other forestry investments, and US$3.3 million to other projects. During 2002, we expect to invest approximately US$285 million in the Fiberline C Expansion Project and US$70 million relating to industrial, forestry and other investments.

The US$283.1 million increase in capital expenditures in 2001 compared to 2000 and the US$81.9 million increase in capital expenditures in 2000 compared to 1999 were primarily due to investments in the Fiberline C Expansion Project.

During 2000 we had other investments of US$31.8 million related to silviculture and other forestry investments and US$22.1 million of on-going industrial investments. The balance in 2000 was invested in several productivity-related projects in all areas of the Company. The Company also invested US$81.0 million in the acquisition of a 45% equity participation in Veracel.

Business Overview

General

The Company is the world's largest producer of bleached hardwood kraft market pulp. The Company produces eucalyptus pulp, which is a high quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp's distinguishing characteristics are its softness, opacity and suitability for printing. "Market pulp" is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in its paper production facility. "Kraft" pulp is pulp produced in a chemical process using sulphate.

The Company produced approximately 1,272,000 tons of bleached eucalyptus kraft market pulp in 2001, a 2% decrease compared to 2000, representing approximately 3% of the total worldwide production capacity, and 18% of the actual worldwide production capacity of bleached eucalyptus kraft market pulp during that year. In each of 2001 and 2000, eucalyptus accounted for approximately 41% of the total worldwide production capacity of bleached hardwood kraft market pulp. In 2001, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 97% of the Company's sales volume. During 2000, sales to customers located outside Brazil accounted for approximately 96% of the Company's sales volume. See "— Markets and Customers" and "— Competition."

In December 1999, the Company moved its headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal State of Espírito Santo, where the Company's production facilities are located. The Company continues to maintain executive offices in Rio de Janeiro for its financing, administrative and trading activities. The Company's production facilities consist of a eucalyptus pulp mill, or the Mill, which has two production units, each with two bleaching, drying and baling lines. The Company is currently investing in the construction of a third production line. See "—Business Strategies—Fiberline C Expansion Project."

Also in December 1999, the Company sold its electrochemical plant that services the Mill to the chemicals operating group of Canadian Occidental Petroleum Ltd., a Canadian-based global oil and gas and chemical company for approximately US$61 million. See "—Raw Materials—Chemicals" and Note 3 to the consolidated financial statements.

The Company owns approximately 272,700 hectares of forest and other land in the State of Espírito Santo and the State of Bahia, of which 165,000 hectares are planted with eucalyptus forests. The Mill is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by the Company. See "Item 4. History and Development of the Company."

The Company believes that it is one of the lowest cost producers of bleached kraft market pulp in the world. The Company's low production costs relative to some of its competitors are due to a number of factors, including:

- economies of scale,
- advanced forestry techniques in managing the processes of planting,
- growing and harvesting of its trees,
- a comparatively short harvest cycle of its trees, and
- lower energy and chemical costs.

During 2000 and 2001, the Company was able to meet almost 100% of its wood fiber requirements from its own eucalyptus forests. Climate and soil conditions in Brazil enable the Company to harvest its eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for the Company's principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See "—Raw Materials—Wood" and "—Competition." The Company internally produces approximately 99% of its electrical energy requirements, mainly from by-products of its pulp production process, and recycles the greater part of the chemicals used at the Mill. See "—Raw Materials—Energy."

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Business Strategies

The key elements of the Company's mission statement are:

- pursuing a growing position among the best global producers of forest products, concentrating in market segments of significant size and capable of adding value to the Company,
- generating a superior return to shareholders,
- leveraging our competence in renewable forestry uses,
- developing products that add value to our customers while concentrating on its core business as a pulp producer,
- creating development opportunities for our employees, and
- observing the principles of sustainable development.

The following ongoing projects implement the Company's business strategy:

- economies of scale resulting from new capacity increases. The Company expects that the Fiberline C Expansion Project will bring its nominal production capacity up to over two million tons per year in the middle of 2002. In-house technology, allied with that of our partners, has resulted in considerable enhancement in project development and pulp manufacturing technologies. These enhancements will enable the Company to reduce pulp costs and improve quality levels in the new production line;
- improvements in forestry technology using advanced genetic techniques, which will result in an increase of the forest yield. For the Company, wood is not simply a raw material but it is also a fundamental part of the Company's product development strategy;
- optimization of transportation logistics. Transportation of wood to the Mill comprises a large portion of the cost of the Company's pulp production. Improvement in transportation logistics and costs are a priority. Specifically, the Company greatly improved the logistics of its railroad transportation and received approval from the Company's board of directors for a project to build a maritime terminal in the State of Bahia for shipment of wood by oceanic barge to our private port facilities close to the Mill. See "—Transportation";
- redesign of management processes with the support of state-of-the-art information technology in order to improve efficiency and reduce costs. In 2001, the Company implemented new modules of the company-wide SAP R/3 enterprise system that controls, simplifies and integrates our business processes, which process began in May 1998. The Company is currently using virtually all the modules supplied by SAP both in the pulp mill and the sawmill operations. Recently, the Company has selected the mySAP.com$_{(R)}$ platform to improve connectivity with customers and suppliers;
- diversification of the Company's business into other forest products. The Company has invested in Aracruz Produtos de Madeira S.A., a producer of solid wood products; and

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

- increase of competitiveness. the competitiveness of the Company's business operations, combined with the Company's significant cash generation capabilities, have been leading the Company to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisition or expansion of existing capacity, and/or further acquisitions of additional forests.

Fiberline C Expansion Project

The Fiberline C Expansion Project, which is scheduled to start operating in the middle of 2002, will expand the Company's nominal production capacity of bleached eucalyptus kraft market pulp by 700,000 tons per year initially, and to 780,000 tons per year after a period of process adjustments and optimization. The Company anticipates that most of this additional volume will be absorbed by the Company's current long-term customers. The Company believes that the Fiberline C Expansion Project will take advantage of our existing infrastructure and equipment, and, therefore, should require very low levels of investment per ton of added capacity. The Company estimates that its total investment in the project will be US$825 million, being US$575 million in the Mill, US$220 million in new land, plantation and harvesting equipment and US$30 million in logistics and other support investments. The investment is expected to provide a non-leveraged internal rate of return of more than 20% per year. The new production unit is also expected to be cost efficient, because it will rely on the advances of technology and benefit from the Company's existing overhead and management structure, which is expected to absorb the new activity without additional fixed costs.

The Company entered into several supply contracts, or the Supply Contracts, in connection with the Fiberline C Expansion Project. (For information regarding the Fiberline C Expansion Project, see "Item 4. Information on the Company—History and Development of the Company.") Under the Supply Contracts, the suppliers are required to provide products and services, installation and civil construction. Payments under the Supply Contracts are made upon the completion of milestones specified in each of the Supply Contracts, and the obligations of the suppliers thereunder are guaranteed by performance bonds, in each case in the amount of 10% of the contract price, issued by either a major financial institution or an insurance company.

The new production volume resulting from the Fiberline C Expansion Project will require an increase in the Company's forest base of approximately 72,000 hectares of eucalyptus plantations. In this context, in June 2000, the Company acquired Terra Plana Agropecuária, with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. Additionally, through December 31, 2001, the Company acquired approximately an additional 44,000 hectares of land through separate transactions.

In order to meet the expected increase in production arising from the Fiberline C Expansion Project, the Company's board of directors approved the construction of a port facility in Caravelas, State of Bahia, and the expansion of the Company's port facility in Barra do Riacho, State of Espírito Santo for an expected total cost of approximately US$18 million. The project may also include the expansion of the Portocel Barra do Riacho Specialized Terminal, also located in Barra do Riacho.

As of the date hereof, the Fiberline C Expansion Project is on schedule, within budget and in the final phase of development. Site preparation work was concluded in 2001, and the Company is currently assembling and installing equipment. The Company's management team is working towards commissioning the new unit in May 2002, which would be two months prior to the originally scheduled startup date.

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Acquisition of Veracel

On October 10, 2000, the Company entered into two stock purchase and sale agreements pursuant to which it acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht to build a pulp mill. One agreement was entered into between the Company and Odebrecht and relates to the acquisition of 40% of the total outstanding capital stock of Veracel for approximately US$72 million. The other agreement was entered into between the Company and Stora Enso Treasury Amsterdam B.V., or Stora Enso, and relates to the acquisition of 5% of the total outstanding capital stock of Veracel for approximately US$9 million. The Company's US$81 million equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to grow the Company's business in the future from another operational base in Bahia that can potentially replicate the Company's accomplishments in Espírito Santo.

Under both stock purchase and sale agreements, the Company has agreed to indemnify the relevant counterparty for certain liabilities and/or damages which such counterparty may incur as a result of a breach by the Company of the representations and warranties or default under a covenant under such agreements.

The Company has also entered into a three-year wood supply contract for a total of up to 3.85 million cubic meters with Veracel, providing wood for the Fiberline C Expansion Project until the new plantations reach harvesting time. The Company and Stora Enso are to decide at the end of 2002 whether to build a pulp mill to be operated by Veracel. See "Item 4A. Information on the Company—History and Development of the Company."

In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, the Company, Stora Enso, Odebrecht (together, the "Veracel Shareholders") and Veracel entered into a Shareholders' Agreement, or the Veracel Shareholders' Agreement, which sets forth, among others, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. The Veracel Shareholders' Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Veracel Shareholders'Agreement. The Veracel Shareholders' Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders' Agreement provides that Veracel shall at all times during the term thereof have a board of directors comprised of five members, of which (i) two shall be elected from individuals appointed by Stora Enso, (ii) two shall be elected from individuals appointed by the Company and (i) one shall be elected from individuals appointed by Odebrecht. The directors elected by the Company (acting jointly) and the directors elected by Stora Enso (acting jointly) shall each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Veracel Shareholders' Agreement also provides that neither the Company nor Stora Enso may transfer (which includes the creation of liens) any of its common shares of Veracel other than (i) prior to the decision to build Veracel's pulp mill, or the Implementation Decision, and (ii) if the Implementation Decision is made, after the second anniversary of the start-up of Veracel's pulp mill. Each of the Company and Stora Enso has a right of first refusal in the event that the other party wishes to transfer all of its common shares of Veracel before the Implementation Decision. Under the Veracel Shareholders' Agreement, Odebrecht may not transfer any of its common shares of Veracel other than (i)

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

on or prior to December 31, 2002 if there has been no Implementation Decision, (ii) following the Implementation Decision, (iii) after the start-up date of Veracel's pulp mill (if it is built) or (iv) after the second anniversary of the start-up of Veracel's pulp mill (if it is built), provided, that, in the case of the conditions described on (i), (ii) and (iii), Odebrecht shall have the right to transfer all of its common shares of Veracel to the other shareholders of Veracel; for different prices, in accordance with the terms set forth in the Veracel Shareholders' Agreement. Any of the shareholders of Veracel may transfer its common shares of Veracel to an affiliate, subject to certain limitations, or with the prior written consent of each of the other shareholders of Veracel. The Veracel Shareholders' Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders' Agreement provides that, under certain circumstances, Veracel's shareholders may be required to make capital contributions to Veracel, on a *pro rata* basis. The Veracel Shareholders' Agreement also provides that the Company, so long as it or any of its subsidiaries are a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in the Veracel core area. The same covenant applies to Veracel with respect to real property in the Company's core area.

Aracruz Produtos de Madeira

As part of its strategy of diversification into other forest product businesses, the Company established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, the Company acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became a wholly owned subsidiary of the Company. The high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and started sales during the third quarter of 1999. APM manufactures and markets Lyptus®, a new concept in renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 37,500 cubic meters per year. As of December 31, 2001, APM had nominated 12 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of nearly 300 manufacturers.

Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained.

An important step was taken during the year with the establishment of a commercial partnership with the U.S.-based Weyerhaeuserr Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. This new partnership arrangement gives APM access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus® in one of the largest markets in the world for high-quality hardwood. The first shipments to Weyco took place in the months of May and August 2001. Another initiative that advanced the internationalization of APM was its affiliation with the International Wood Products Association at the beginning of last year.

Consistent with the strategies set forth above, the Company may, from time to time, enter into joint venture, technological exchange, marketing or other arrangements with third parties where such arrangements will complement, and not conflict with, the Company's business and competitive positions.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Market Overview

General

Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end-use depends on the type of wood used to make the pulp as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pines. It has long fibers and is generally used to add strength to the paper. The Company does not produce softwood pulp.

The pulp manufacturing process also can determine a pulp's suitability for particular end-uses. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin and other organic materials holding the wood fibers together. Among the various chemical processes, the most common is the "kraft" process, which is used by the Company to produce its pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp especially well suited for manufacturing printing and writing papers, specialty papers and tissue papers. Pulp producers may sell their pulp in the worldwide market or use it internally to manufacture various types of papers.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissues. Unbleached pulp, which is brown in color, is used in the production of wrapping papers, corrugated containers and other paper and cardboard transportation materials.

As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs, also known as furnish, for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp. Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1991 to 2001. Over the same ten-year period, the annual rate of growth in demand for bleached eucalyptus kraft market pulp was estimated at 7.3%, while the annual rate of growth in demand for other types of hardwood pulp during the same period was estimated at 3.4%.

Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to 38% in 2001) primarily due to its high quality, and because of its properties such as softness, opacity and printability.

International Markets

From 1991 to 2001, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.3% per year from 12.5 million tons to 19.0 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 1.9 million tons from 1999 to 2001. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 11.4 million tons in 1991 to 17.0 million tons in 2001. Consumption of market pulp is concentrated mainly in Europe, North America and Asia. In 2000, the demand for bleached hardwood kraft market pulp in Europe, North America and Asia was approximately 7.2 million tons, 2.9 million tons, and 5.5 million tons, respectively, accounting for approximately 44%, 18%, and 34% of the world's demand. In 2001, demand for bleached hardwood kraft market pulp amounted to approximately 7.3 million tons in Europe, 2.6 million tons in North America and 6.3 million tons in Asia, respectively, 43%, 16% and 37% of the world's demand. During 2000, the Company supplied approximately 595,000 tons, or 8.3%, of the total European demand (561,000 tons or 8.4% in 1999), approximately 434,000 tons, or 15% of the total North American demand (406,000 tons or 15% in 1999) and approximately 181,000 tons, or 3% of the total Asian demand (218,000 tons or 4% in 1999). In 2001, the Company supplied approximately 475,000 tons or 7% of the total European demand, approximately 480,000 tons or 18% of the total North American demand, and approximately 306,000 tons or 5% of the total Asian demand.

The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world's economies, all of which may significantly affect pulp prices and thereby the Company's profitability. The price of pulp generally increases as economies expand around the world. Strong demand during most of the 1980s caused the market price per ton of bleached eucalyptus kraft market pulp delivered in the United States by the Company to peak in 1989 at US$775 per ton. A global recessionary environment and a substantial increase in worldwide pulp supply during the early 1990s led to a sharp decline in the prices of market pulp, reaching US$410 per ton in December 1993, the lowest price level since 1983. Thereafter, a significant price recovery occurred, beginning in 1994. The principal factors of such price recovery were:

- increasing worldwide demand for paper and board products throughout 1994, resulting in a fast recovery in demand for pulp,
- low paper and pulp inventory levels at the end of 1993, and
- constraints on the supply of birch pulpwood due to the severe winter in the Northern Hemisphere during 1993 and 1994.

In 1995, pulp prices increased further and reached the 1989 peak price level.

However, pulp prices then began to fall during the fourth quarter of 1995 and continued to fall through the second quarter of 1996, due to a significant drop in demand for new orders of wood-free papers in all regions, mainly from Europe and, to a lesser extent, from the United States. This drop in demand forced paper producers, merchants and distributors to adjust their inventory levels, which resulted in significantly higher levels of inventory for pulp producers. Pulp producers responded to rising inventory levels by lowering prices beginning in January 1996. During 1996, the Company's average F.O.B. price per ton of bleached eucalyptus kraft market pulp sold in the United States was US$487 per ton, a decrease of 38% as compared to the 1995 price of US$785 per ton. In 1997, the average F.O.B. price per ton of bleached eucalyptus kraft market pulp sold in the United States was US$496, an increase of 2% as compared to 1996. In 1998, the average F.O.B. price per ton of bleached eucalyptus kraft market pulp sold in the United States was US$461, a decrease of 7% as compared to 1997. Prices began to increase in the second quarter of 1999 through the second half of 1999. In 1999, the average F.O.B. price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$479, an increase of approximately 4% as compared to 1998. In 2000 prices continued increasing during the first half of the year led mainly by the strong demand in Europe. This increase was further caused by:

- stronger demand in Asia and Europe,
- closure of mills in North America,
- low worldwide inventory levels, and
- increased global economic activity.

However, in the second half of 2000 prices continued flat. The average F.O.B. price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$618, an increase of approximately 29% as compared to 1999. See "Item 3. Key Information—Risk Factors Relating to Aracruz and the Pulp Industry—The market prices for our products are cyclical," "Item 5A. Operating and Financial Review and Prospects—Operating Results" and "Item 8B. Financial Information—Significant Changes."

The following chart shows, for the periods indicated, average annual prices for BEKP produced by the Company as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:


900
800
700
600
500
400
300
200
100
0
693 673 660
775 750 735
674 643 589
504 451 421
532 509 493
439 392 367
528 511 499
826 813 803
538 497 487
541 518 503
515 488 463
522 505 492
665 660 650
527 495 480
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
BEKP
NBHK
SBHK

Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company's databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000.

While the Company's volume of pulp sales during 2001 was higher than in 2000 or 1999, the price of pulp remained at very low levels throughout 2001. The average list price decreased 28% in 2001 compared with the average in 2000, primarily due to a reduction in product demand and an increase in producer inventories, in each case as a result of the general slowdown of the world economy in 2001. The Company, like other pulp producers,

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

began to make inventory adjustments in response to current economic conditions in mid-2001; however, at that time, pulp prices had already fallen below the production costs of the highest-cost producers.

By September 2001, inventories had fallen. A slight increase in seasonal demand for pulp during the fourth quarter allowed producers to announce moderate price increases of US$30 per ton in the European and Asian markets for October 2001. The reference prices per ton of eucalyptus pulp that prevailed during October, November and December 2001 were US$430 (C.I.F. Europe), US$460 (DEL. North America) and US$410 (C.& F. Asia), as compared to US$400 (C.I.F. Europe), US$460 (DEL. North America) and US$380 (C. & F. Asia) in September 2001.

Domestic Market

In 2001, the Company supplied approximately 36,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 55,000 tons supplied in 2000.

Demand for bleached hardwood kraft market pulp in Brazil decreased from 530,740 tons in 1998 to 511,760 tons in 1999, due to the adverse economic situation in Brazil during most of 1999. See "—Brazilian Economic Environment." However, in 2000, the Brazilian economic scenario improved and the demand for bleached hardwood kraft market pulp reached 517,000 tons, an increase of 1% compared to 1999. In 2001, the demand for bleached hardwood kraft market pulp reached 488,628 tons, a 5% decrease compared to 2000, primarily due to the energy rationing in Brazil, which had a negative impact on paper production.

The six largest Brazilian producers of bleached hardwood kraft market pulp are

- Aracruz Celulose S.A.,
- Celulose Nipo-Brasileira S.A., or Cenibra,
- Bahia Sul Celulose S.A.,
- VCP,
- Jarí Celulose S.A., and
- Riocell S.A.

Together the six largest Brazilian producers accounted for 68% of total domestic sales in 2001, with the Company accounting for 7% of total domestic sales. For the last three years, the Company has held approximately the same percentage of its domestic market share. The Company's domestic sales volume of bleached hardwood kraft market pulp was 3% of its total sales volume in 2001 as compared to 4% in 2000, as a result of (i) the Company's increase in sales in international markets and (ii) other producers increasing their own share of the Brazilian market. See "—Competition." Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Eucalyptus Forests

At December 31, 2001, the Company owns approximately 265,000 hectares of forest and other land, of which 59,200 hectares are situated in the State of Espírito Santo near the Mill site, 63,200 hectares are situated farther north primarily in the municipalities of São Mateus and Conceição de Barra in the State of Espírito Santo, and 136,500 hectares are situated in the southernmost region of the State of Bahia, which at their furthest point are less than 340 kilometers from the Mill. In 2001, the Company purchased 42,600 hectares, which are being prepared for new plantations. The average distance from the Company's forest areas currently in use to the Mill site is 196 kilometers. See "—Raw Materials—Wood." Because of the cost of transportation, the average distance from the forest to the Mill has an important effect on the Company's cost structure, and the Company has sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the Mill, as discussed in "—Raw Materials—Wood." The Company is always evaluating opportunities for acquiring land with forest in the State of Espírito Santo that is close to the Mill in order to reduce the distance, and the associated costs, of hauling wood between the forest and the Mill as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using its port facility in the state of Bahia (see "—Business Strategies"). Of the 265,000 hectares owned by the Company, approximately 165,000 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 85,000 hectares are reserved for preservation, approximately 15,000 hectares have been used in the construction of roads and the remainder is used for research and development and other activities. Brazilian law requires that 20% of the Company's land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

Throughout 2001, one of the Company's principal objectives was to purchase land and to continue establishing partnerships with farmers, or the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood the for Fiberline C Expansion Project. By 2003, the Company expects to have established approximately 65,000 additional hectares of eucalyptus plantations, of which almost 30,000 hectares (46%) have already been planted. In 2001, the Company consolidated its seedling production technology at its nursery, producing gains in the Company's productivity. A typical plantation of the Company grows 42 cubic meters of pulpwood per hectare per year. A typical eucalyptus tree grows an average of approximately three inches per week and will grow to a height of 90 feet in seven years, at which point it is harvested.

The Company pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. The Company's method of cloning results in trees whose fibers are extremely homogeneous, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, approximately 90% of the Company's eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the "offspring" of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood and "self-pruning" trees with fewer branches.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Raw Materials

Wood

The Company relies exclusively on eucalyptus trees to meet its pulp wood requirements. Eucalyptus is a short-fibered hardwood that grows back from the stump after being cut, with each tree capable of regenerating twice. Eucalyptus trees are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for approximately seven-year eucalyptus tree harvest rotations as compared to eight to ten-year harvest rotations in Spain, Portugal and Chile. As part of its growth strategy, the Company has sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on Company-owned timberlands through advanced forestry and tree-cloning techniques.

In 2001, the Company supplied most of its 4.9 million cubic meter wood requirements from its own eucalyptus forests in the State of Espírito Santo and in the southernmost region of the State of Bahia. During the same period, the Company also purchased 995,000 cubic meters of wood, which is equivalent to 20% of its wood consumption, of which approximately 655,000 cubic meters were purchased through the Forestry Partners Program, compared to 623,000 cubic meters in 2000.

Based on the current demand for pulp and the Company's current supply of trees suitable for harvesting, the Company may not need to purchase wood from third-party suppliers in the future, except in certain limited circumstances. Wood purchased from independent suppliers is not always of the same quality and uniformity of fiber as wood from forests owned and managed by the Company. With the aim of reducing its dependence on wood supplied by traditional independent sources, the Company during 1990 and 1991 initiated a program to provide approximately 46.7 million seedlings (along with financial and technical assistance to ensure that the cultivated trees meet the Company standards) to farmers in the State of Espírito Santo who own land near the Mill in exchange for contractual commitments from the farmers that the mature trees will be sold to the Company. In 2001, the Company expanded the area of the Forestry Partners Program by 10,000 hectares. The program now encompasses over 37,000 hectares by 2,200 independent farmers in the states of Espírito Santo, Minas Gerais and Bahia. There was a substantial increase in the supply of wood to the Mill through this program in 2001, reaching 1 million cubic meters of wood, approximately 50% more than in the previous year. The Company is obligated to purchase the mature trees from the farmers at certain agreed-upon prices not to exceed the market prices at the time of such purchases. The Company made its first purchases of trees under this program totaling approximately 83,000 cubic meters of wood during 1997. In response to certain restrictions contained in the permit to the Fiberline C Expansion Project, the Company expects to expand the farming program in the State of Espírito Santo (see "—Environmental and Other Regulatory Matters"). To the extent such obligation creates any excess inventory of wood, the Company believes that it will be able to use any excess wood for diversification projects (such as solid wood products produced by APM). Alternatively, the Company may be able to sell such excess wood to third parties. See "—Business Strategy." The Company believes that under this arrangement, it will be able to purchase from these farmers wood of quality and uniformity of fiber that is comparable to wood from the Company's forests at a cost lower than that obtainable from traditional independent sources. This program, however, has been subject to a

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

legal proceeding by the Brazilian Federal Prosecutor. See "—Legal Proceedings." Regardless of the outcome of such legal proceeding, the Company believes that wood supply from its forests alone will be sufficient to meet its pulp production needs based on current demands without further wood supply from this program.

Through the development of cloned trees selected on the basis of certain characteristics, the Company was able to reduce its wood consumption per ton of pulp produced from 4.5 solid cubic meters in 1985 to 3.9 solid cubic meters in 2000, and 3.8 solid cubic meters in 2001. The optimal time to harvest the Company's trees is approximately seven years from the time of planting.

Energy

Reducing the Company's need for outside sources of energy and chemicals is an important component of the Company's low-cost production strategy. In 2000 and 2001, approximately 99% of the Company's electrical energy needs were met by burning by-products generated from the pulp production process compared with 79% in 1999. The remainder of the Company's energy needs were met through purchases of electricity, fuel oil and natural gas from third sources. See "Item 3D. Risk Factors—Risk Factors Relating to Brazil — Impacts of an Electric Energy Shortage."

Chemicals

The Company uses several chemicals in the pulp bleaching process. Until December 1999, the Company maintained and operated an electrochemical plant on the same site as the Mill to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

On December 16, 1999, the Company entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of its electrochemical plant to a subsidiary of Nexen Inc., or Nexen, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million. Nexen, with head offices in Calgary, Canada, is a major producer of sodium chlorate. Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital. The transfer closed on December 17, 1999. The sale of the electrochemical plant, located adjacent to the Mill, is part of the Company's strategy to concentrate on its core business, transferring the production of chemicals to a specialized producer. The Company built the plant during the construction of the pulp mill in 1979. The Company subsequently expanded the plant in 1991. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine. The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

Under the terms of the purchase agreement, the Company has agreed to indemnify Nexen for certain liabilities relating to: (i) the manufacturing of electrochemical products prior to the sale, (ii) any legal proceedings that relate to the manufacture of the electrochemical products in which the basis of the claim occurred prior to the sale and (iii) any misrepresentation by the Company in connection with the purchase agreement. The Company's indemnity obligations expire, with respect to tax, labor, product liability and environmental matters, upon the passage of the relevant statute of limitations and, with respect to other matters, three years from the closing of the sale.

As part of the sale of the electrochemical plant, the Company and two subsidiaries of Nexen entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates the Company to provide a continuous supply of raw materials,

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to the Company, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains, preference prices and "take-or-pay" obligations pursuant to which the Company is committed to purchase from the electrochemical plant a volume of chemical products projected for six years from the date of the agreement. If, in a given year, the Company purchases volumes of chemical products in excess of the minimum agreed to volume its obligations to purchase may be reduced in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus a margin as determined in the contract. See Note 2 of the consolidated financial statements. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months' notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Nexen, the agreement provides that the Company has the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, the Company no longer has responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require the Company to seek alternative sources in the market for certain chemicals essential to its production of pulp.

To date, there has been one temporary shutdown of the plant during which the Company met its chlorine and caustic soda production requirements through purchases in the open market.

Water

Large amounts of water are required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the Mill site. The reservoir holds enough water to supply the Mill's needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). Wastewater undergoes a two-stage purification treatment process before it flows into the ocean.

Beginning in the latter half of 1998, the State of Espírito Santo experienced a severe drought which reduced the Company's water supply and caused the Company to pursue alternative long-term sources of water to meet its current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, the Company, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project to obtain water from the Rio Doce river to a system of canals and rivers which in turn feed into the Company's reservoir. In 1999, the Company provided US$3.0 million for the project, which involved the use of existing canals and the construction of a 2.0-kilometer canal. The project was completed in June 1999 and now provides water for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. During 2000 and the beginning of 2001, the Company made the necessary adjustments in the Mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. Despite the low average rainfall during 2000 and 2001, the use of water from the Rio Doce river enabled the Company to obtain all of its water supply requirements.

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

The Mill

The Company's pulp mill, located in the State of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world. Due to the successful implementation of the Modernization Project in 1999, the Mill now has a nominal production capacity of approximately 1,240,000 tons of pulp per year. In 1994, the Company increased its effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From 1995 to 1999, the Company invested in the Modernization Project, increasing the nominal production capacity of the Mill to 1,240,000 tons of pulp per year. Its total production in 2001 was 1,272,000 tons (1,301,240 tons in 2000), representing approximately 18% of the total worldwide production capacity.

The production facility in the State of Espírito Santo consists of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging and warehousing facilities capable of holding 40,000 tons of pulp and a fully computerized control system that continuously monitors the entire production process. Each of the Mill's pulp systems has five steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on site. A tree nursery capable of producing approximately 50.4 million seedlings per year and a research facility are located nearby as well. The electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process is located within the boundaries of the production facility. For a discussion of the Company's sale of its electrochemical plant to Nexen, see "—Raw Materials—Chemicals."

In June 2000, the Company's board of directors approved the Fiberline C Expansion Project which involves the addition of a new pulp line and certain other modifications to the existing equipment at the Mill. See "—Business Strategies—Fiberline C Expansion Project."

Pulp Production

When operating at full capacity, the Mill can process over 14,000 solid cubic meters of timber each day. The Company is currently implementing a new expansion project which will increase its nominal production capacity by 700,000 tons per year. See "—Business Strategies—Fiberline C Expansion Project." The logs are either debarked in the forest or debarked at the Mill using tumbling drums and then cut into chips, which are transferred by conveyor system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations and to the port at Barra do Riacho, located approximately 1.8 kilometers from the Mill, for shipments abroad. See "—Transportation."

The Company has recently produced four types of pulp:

- Standard Pulp;
- ECF Pulp;
- TCF Pulp; and

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

- ACF Pulp.

Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Although most of the production is represented by ECF Pulp and ACF Pulp, the production of Standard Pulp is still relevant because there is high demand for such pulp. During 2001, the Company produced approximately 22% or 284,700 tons of Standard Pulp, as compared to 309,522 tons in 2000 and 352,000 tons in 1999.

ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where the Company's customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently the Company has detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control.) The Company first produced ECF Pulp in November 1990. During the period from 1991 to 1994, the Company equipped the Mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, the Company had been producing 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, the Company has become able to produce 100% ECF pulp. See "—The Mill." During 2001, approximately 73% of the Company's production, or 926,400 tons, was comprised of ECF Pulp as compared to 912,922 tons during 2000 and 775,200 tons during 1999.

TCF Pulp, or Total Chlorine Free Pulp, is pulp bleached with no chlorine compounds. The demand for this kind of pulp has decreased since the bleaching process is more expensive than ECF Pulp and ACF Pulp. The Company has been producing TCF pulp since October 1991. The Company produced TCF Pulp from 1991 to 1998. During 1998, the Company produced 16,101 tons of TCF Pulp.

ACF Pulp, or Aracruz Chlorine Free Pulp, was developed by the Company with lower levels of Organo Halogens (OX) than ECF pulp. ACF pulp is sold primarily in the European market. The Company produces ACF since 1998. During 2001, approximately 5% of the Company's production, or 60,600 tons, was comprised of ACF Pulp as compared to 78,796 tons during 2000 and 132,800 tons during 1999.

Transportation

Wood from the Company's three forest areas is transported by truck (owned by independent contractors) to the Mill site for processing into pulp. The distance from the Company's main forest areas in Espírito Santo and the State of Bahia to the Mill site ranges from one to 340 kilometers with an average distance of 196 kilometers for wood currently in use.

The Company's pulp produced for export is transported from the Mill to the port of Barra do Riacho, which is located approximately 1.5 kilometers from the Mill site. This port is used almost exclusively to hold and load pulp and provides the Company with convenient access to ocean transport vessels. The port is a modern facility which currently has the capacity to handle approximately 2,000,000 tons of pulp per year. The port includes a warehouse capable of holding approximately 100,000 tons of pulp.

The Company owns 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and a competitor of the Company. The Company does not own any ships for transportation of its pulp.

Since the first expansion of the Company's Mill, which was completed in 1991, the port has operated at its full capacity (2,000,000 tons per year). During 1995 and part of 1996, the Company and Cenibra expanded the existing quay and increased the storage capacity of the warehouse. This expansion project was completed in October 1996. In 2001, approximately 97% of the production of the Company was shipped from the port (96% in 2000). The remaining equivalent of 3% of the Company's production was transported to the domestic market by truck.

In 2000, the Company's board of directors approved the construction of a port facility in Caravelas, State of Bahia and the expansion of the Company's facility in Barra do Riacho, State of Espírito Santo, which is expected to begin its operations in October 2002. The project also contemplated the expansion of the Portocel Barra do Riacho Specialized Terminal, which is expected to be completed and to begin operations in May 2002. See "—Business Strategies—Fiberline C Expansion Project."

The Company is transporting the wood acquired from Veracel by truck and it expects to receive wood in May 2002 by barges using its port facility in the State of Bahia.

For additional information concerning transportation of the Company's products, see "Item 7.B — Major Shareholders, and Related Party Transactions."

Markets and Customers

The Company's principal markets are in North America, Europe, Asia and Brazil. The relative geographic distribution of the Company's sales by volume and percentages of total production were as set forth below:

	1997		1998		1999		2000		2001	
	Tons	% of Total	Tons	% of Total	Tons	% of Total	Tons	% of Total	Tons	% of Total
Europe.................	422.2	39%	455.4	39%	561.0	44%	594.6	47%	475.3	37%
North America.........	394.4	36	390.1	34	406.4	32	433.5	34	479.8	37
Asia.....................	190.5	17	230.0	20	217.9	17	180.8	14	306.2	23
Latin America..........	6.9	1	9.5	1	20.6	2	9.0	1	3.6	
Total Exports..........	1,014.0	93%	1,085.0	94%	1,205.9	95%	1,217.9	96%	1,264.9	97%
Brazil....................	77.7	7%	68.8	6%	59.4	5%	54.7	4%	36.4	3%
Total..............	1,091.7	100%	1,153.8	100%	1,265.3	100%	1,272.6	100%	1,301.3	100%

The average net prices of eucalyptus pulp for 1997, 1998, 1999, 2000 and 2001 were US$483.61, US$435.78, US$463.20, US$611.34 and US$438.10, respectively.

In 2001, approximately 3% of the Company's sales volume were sold in the domestic market (4% in 2000). In the past, Brazilian pulp prices have been subject from time to time to price restrictions imposed by the Brazilian government. There can be no assurance that the Brazilian government will not seek to impose such restrictions again.

One of the Company's marketing strategies is to develop long-term relationships with customers that will purchase the Company's production year after year. Stable long-term relationships permit the Company to reduce its marketing expenses, to better understand its customers' needs, and to take advantage of its competitive strengths, including the consistency of its pulp and the Company's efficient logistic and technical support to its clients. In 2001, the Company's ten largest customers accounted for approximately 76% of its sales and the largest customer accounted for approximately 26% of the

Company's sales (73% and 34%, respectively, in 2000 and 66% and 26%, respectively, in 1999). In 2000 and 2001, demand for the Company's pulp has exceeded its production capacity; however, the Company cannot guarantee that such increase in demand will happen in the future. The Company believes that the loss of its largest customer could have a material adverse effect on the Company's results of operation. Otherwise, the Company believes that the loss of any other customer would not have a material adverse effect on the Company's results of operations since it will be able to replace such customer with other customers in a short time.

The Company has long-term sales contracts with some of its customers, including several of its largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by the Company, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit the Company to reduce the quantities to be shipped if sales to the purchaser and its affiliates would exceed a specified percentage of the Company's annual production capacity.

The Company has sought to diversify its sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of the Company's pulp as well as the reliability of the Company's service.

The following table shows the breakdown by end uses of the Company's pulp production in 1997, 1998, 1999, 2000 and 2001.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
Tissue	47%	46%	48%	51%	51%
Printing, and Writing Paper	23	27	27	28	28
Specialty Papers[1]	27	24	22	19	20
Cartonboard	3	3	3	2	1
Total	100%	100%	100%	100%	100%

(1) Includes liquid packaging board, carbonless paper, base paper for laminated paper and coated wood-free specialties.

The Company is party to certain agency agreements whereby the Company agrees to sell third parties' softwood kraft pulp. The Company does not produce softwood kraft pulp. See "—Business Strategy" and
"—Research and Development."

The Company was awarded the ISO 9001 standard system certificate for international quality by the Bureau Veritas Quality International, or BVQI, in 1996. The ISO 9001 award is an extension of the ISO 9002 certificate awarded to the Company in February 1993. The ISO 9001 award certifies that the Company's products are produced and sold under strict quality control and specifications. The ISO 9001 system covers all activities of the Company, including forestry operations, development, manufacturing, sales and services of bleached eucalyptus pulp.

Since October 1999, the Company has been awarded the ISO 14001 environmental management system standard by the BVQI. The ISO 14001 standard specifies requirements to determine environmental impacts of the Company's activities and to establish certain environmental policies and goals. The award of such certification indicates that the Company's products are produced and sold under strict quality control and specifications under an effective environmental management program. In 2001, only four minor non-conformities were sound when the Company was audited by the BVQI, and they were corrected.

Competition

While the Company competes with other producers of bleached hardwood kraft market pulp, the Company's most direct competitors are other producers of eucalyptus pulp due to the special characteristics of this fiber. To a lesser degree, all producers of hardwood pulp compete with producers of softwood pulp and with other raw materials, such as recycled paper.

Competition is based primarily on quality (particularly consistency of product), service, price and reliability. The Company and other Brazilian eucalyptus pulp producers have significant cost advantages over producers in other regions. See "—Raw Materials—Wood." The Company, however, does not generally compete on the basis of price alone. Instead, the Company emphasizes quality, reliability and stable long-term relationships with customers.

If demand for recycled paper increases in the future, demand for pulp could be adversely affected. While no assurance can be given, the Company believes that increases in demand for recycled paper would not materially affect the results of operations of the Company, at least in the near future, because (i) it is more costly to produce recycled paper using current technology due to the high costs of sorting out wastes and de-inking the recycled fiber, and (ii) the Company's customers are predominantly manufacturers of higher-quality paper products such as premium tissue paper, coated papers and specialty papers, which are less likely to use recycled fibers for their products.

Bleached Eucalyptus Kraft Market Pulp

The Company is the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. The Company's main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

Producer	Country
Cenibra	Brazil
Bahia Sul Celulose S.A.	Brazil
Riocell S.A.	Brazil
Jari Celulose S.A.	Brazil
Votorantim Celulose e Papel S.A.	Brazil
Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)	Portugal
Sociedade Portuguesa de Papel – Soporcel	Portugal
Celulose Beira Industrial S.A.	Portugal
CMPC Papeles S.A.	Chile
Celulosa Arauco y Constituicíon SA	Chile
Empresa Nacional de Celulosas S.A.	Spain
Grupo Rottneros (Miranda mill)	Spain

Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, Cenibra, Empresa Nacional de Celulosas S.A., Portucel, and Bahia Sul) currently account for 55% of the total world production capacity of bleached eucalyptus kraft market pulp.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Management estimates that in 2001 the Company accounted for 18% of the world production capacity of bleached eucalyptus kraft market pulp, 3% of the world production capacity of chemical market pulp and 8% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, the Company also competes with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2001 are estimated to have accounted for 75% in the aggregate, and 27%, 23%, 15% and 10%, respectively, of the world's bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately, 2,285,000 tons during 1999, 2,440,000 tons during 2000 and 2,802,000 tons during 2001, while Brazilian producers sold approximately 3,141,000 tons, 3,515,000 tons, 3,441,000 tons and 3,663,000 tons, respectively, in such periods. Several of the Company's competitors in this market are larger than the Company and may have greater economic and other resources than does the Company.

Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.3% per year from 1991 to 2001, totaling 19.0 million tons, and is expected to grow at an annual rate of 3.6% during the period of 2001 to 2005 (or approximately 2.9 million tons in total during this period). Approximately 69% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 4.1 million tons in 2001 to approximately 6.1 million tons in 2005. Mixed tropical hardwood market pulp capacity in Indonesia is expected to increase from 2.7 million tons in 2001 to 3.2 million tons in 2005, accounting for 17% of the total increase in the world bleached kraft pulp market. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 4.1% per year from 2001 through 2005, adding 2.9 million tons to the current demand.

Environmental and Other Regulatory Matters

The Company's Mills and forestry operations are subject to federal, state and local laws, regulations and permit requirements relating to the protection of the environment. Law No. 6,938, of August 31, 1981 established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are effectively or potentially damaging to the environment. Environmental laws and regulations also govern the conduction of forest operations and the protection of Brazilian fauna and flora. A violation to environmental laws and regulations may result in fines and penalties which may be material. Law No. 9,605, of February 12, 1998 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. Criminal sanctions for individuals and entities that commit environmental crimes range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, Law 9,605 also establishes that the corporate structure of a company may be disregarded if the structure impedes the recovery for harm caused to the environment. The Company is not aware of any successful assertion of claims against shareholders under this provision of Law No. 9,605.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

The State of Espírito Santo requires local manufacturing concerns to obtain various permits, including operating permits for manufacturing facilities. Pursuant to state law, state authorities are empowered to regulate a company's operations by prescribing company-specific environmental standards in such company's operating permit. On February 10, 1998, the State of Espírito Santo issued to the Company a two-year operating permit, which was renewed for an additional five years commencing on February 10, 2000. The operating permit requires that the Company maintain certain emissions, effluent and waste disposal standards. Beginning in March 1997, the Company became subject to an environmental audit every three years. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espírito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001.

The Company's forestry activities are regulated by the Brazilian federal government and the governments of the States of Espírito Santo and Bahia. The Company's operating permit for its forest operations in Espírito Santo was renewed for a six-year period commencing on March 4, 1998. In order to meet the increasing wood requirements resulting from the Expansion Project, the Company purchased 95,550 hectares of land in the State of Bahia and entered into contracts with farmers in the State of Espírito Santo pursuant to which the farmers have agreed to grow trees for sale to the Company. See "—Raw Materials—Wood." In 1996, the Company received two operating permits for its forest operations in the State of Bahia which was valid until July 24, 2001. On August 9, 2001 the Company received one operating permit, which consolidated the prior two permits and is valid for a five-year period. The Company also obtained seven implementation permits for an area of 24,309 hectares of plantation.

Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of the Company's landholdings, at any given time, must be preserved uncultivated or planted with indigenous species. The Company currently exceeds this requirement, since such land accounts for approximately 29.4% of the Company's total landholdings.

In September 2001, the legislature of the State of Espírito Santo, where we own approximately 136,400 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the state. The constitutionality of this law has been challenged in court, and we have been advised by our Brazilian legal advisors that they believe this law not to be constitutional. Even if it is considered to be constitutional, we believe this law does not limit our ability under our existing licenses and permits to plant, manage or harvest trees on our existing plantations. However, there can be no assurance that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

On March 13, 2002 the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of the Company's permits and the process of acquisition of the Company's properties since its installation in Espírito Santo. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. We cannot give assures on the outcome of such investigation.

In addition, environmental considerations are fundamental to its development of new technologies. The Company's integrated pest management relies on biological control of pests and diseases. Soil and plant nutrients are continuously monitored to guarantee an adequate balance. At the Mill, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used. The origins of pulp and effluent toxicity have been studied, considering all possible sources, from the

raw material (wood) to bleaching effluents. In addition, environmental quality is considered in the development of new technologies and products. Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in the Company's customers' paper machines as well.
The State of Espírito Santo renewed the Company's operating permit for the Forestry Partners Program for the six-year period beginning in June 1998. See "—Raw Materials—Wood."

In 1996, the State of Bahia granted the Company a permit for the location of its new sawmill, APM. In 1998, the State of Bahia granted an operating permit for APM, valid until March 2003. See "—Business Strategy."

As part of the licensing process in connection with the Fiberline C Expansion Project, Aracruz contracted independent consultants to prepare the respective Environmental Impact Assessments. Those assessments were discussed in public hearings (two in Bahia and one in Espírto Santo) in 2000 as well as during six public meetings with communities in both states, with total participation of 1,253 persons. There was ample discussion at each meeting of the environmental and social questions involved. The results of the discussions were taken in consideration by the government regulatory agencies in their technical analyses and their subsequent approval of the permits.
As a result, the following permits were obtained by the Company in 2000:

- in the State of Espírito Santo: The Company was granted an Installation Permit for Fiberline C, and an Expansion Permit for the Forestry Partners Program and ten forest projects for a total of 3,188 hectares, all of which were granted on June 12, 2000 and are valid for four years, effective on January 1, 2001. In addition, on August 25, 2000, the Company was granted an Operation Permit for its forest operations in 9,787 hectares. This permit is valid for one year and, upon renewal, will be merged into an existing operation permit for forest operations in an aggregate of 59,000 hectares.

- in the State of Bahia: On December 15, 2000, the Company was granted a Location Permit for 45,000 hectares of tree plantations, which license is valid for two years.

An Installation Permit request for a barge terminal, in the State of Espírito Santo, and a Location Permit, as well as an Operating Permit request for the Caravelas Barge Terminal, in the State of Bahia, were granted, in each case as part of the Company's normal course of business.

Insurance

The Company believes that its insurance coverage of its production facilities and forests is in line with Brazilian market and international pulp industry standards.

Organizational Structure

Significant Subsidiaries

The Company's operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the significant subsidiaries owned directly or indirectly by Aracruz and Aracruz' ownership interest in each of them as of December 31, 2001:

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

	As of December 31, 2001*	
	Total Capital (in percentages)	Voting (in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.[(1)]	51	51
Mucuri Agroflorestal S.A.[(1)]	100	100
Aracruz Trading S.A.[(2)]	100	100
Aracruz Celulose (U.S.A.), Inc.[(3)]	100	100
Aracruz (Europe) S.A.[(4)]	100	100
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A)[(1)]	100	100
Veracel Celulose S.A.[(1)]	45	45
Aracruz Nordeste S.A.[(1)]	100	100
Terra Plana Agropecuária Ltda.[(1)]	100	100
Aracruz Empreendimentos Sociedade Civil Ltda.[(1)]	100	100

* On May 10, 2001 the Company and VCP established a special purpose company to bid for CVRD's stake in Cenibra, which is dormant.
(1) Incorporated in Brazil.
(2) Incorporated in the Republic of Panama.
(3) Incorporated in the United States under the laws of the State of Delaware.
(4) Incorporated in Switzerland.

Property, Plants and Equipment

In December 1999, we moved our headquarters from Rio de Janeiro to the City of Aracruz in the Brazilian coastal State of Espírito Santo, where our production facilities are located. We maintain offices in Rio de Janeiro for our financing, administrative and trading activities.

Our production facilities consist of a eucalyptus pulp mill that has two production units, each with two production lines. We are currently implementing a new expansion project which contemplates the addition of a new pulp line and certain other modifications to existing equipment at the Mill. See "—Business Strategies—Fiberline C Expansion Project." As of December 31, 2001, the Company had an aggregate principal amount outstanding of approximately US$279.8 million under certain loans granted to the Company by BNDES, which such loans are secured by liens on the Company's industrial site in the Municipality of Aracruz. See "—Related Party Transactions."

We own approximately 273,000 hectares of land, of which approximately 170,000 are planted eucalyptus forests. The pulp mill is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us. See "—Eucalyptus Forests."

The Company, through APM (its wholly owned subsidiary), owns a hardwood lumber sawmill which is located in the State of Bahia.

See "Item 4. Environmental and Other Regulatory Matters" for the environmental rules and regulations affecting the operations of the Company.

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our consolidated financial statements, including the respective notes thereto, included elsewhere in this Annual Report, and in conjunction with the discussion of the method of presentation of financial information under Item 3. As from the 1999 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign-currency transactions have been reported in the consolidated statement of operations as single-line items. The financial information presented herein for the periods ending

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

December 31, 1997 and 1998 has been reclassified to reflect such remeasurement. Previously, such gains or losses were allocated to the statements of operations line items to which they relate. These allocations have no effect on net income or loss.

In order to facilitate year-to-year comparisons of our financial statement discussions set forth in this Operating and Financial Review and Prospects item, we have allocated gains and losses resulting from foreign currency transactions to the statement of operations line items to which they relate with respect to the 1998 and 1997 financial statements. In any event, these allocations have no effect on net income or loss.

Overview

We are the world's largest producer of bleached hardwood kraft market pulp. During 2001, we produced approximately 1,272,000 tons of bleached eucalyptus pulp, a 2% decrease from 2000 when we had produced approximately 1,301,000 tons of bleached eucalyptus pulp, and a 3% increase as compared with 1999. Pulp sales for 2001 accounted were approximately 1,301,000 tons, a 2% increase as compared with 2000, which had represented a 1% increase when compared to the 1999 pulp sales. The total pulp sales in 2001 were approximately 1,301,000 tons, of which 1,265,000 tons, or 97%, corresponded to export sales. Pulp sales for the year 2000 were approximately 1,273,000 tons, of which approximately, 1,218,000 tons, or 96%, were export sales. See "Item 4B. Information on the Company—General."

While the Company's volume of pulp sales during 2001 was higher than in 2000 or 1999, the price of pulp remained at very low levels throughout 2001. The average list price decreased 28% in 2001 compared with 2000, mainly due to a reduction in product demand and an increase in producer inventories, in each case as a result of the general slowdown of the world economy in 2001. The Company, like other pulp producers, curtailed production in order to adjust inventory in response to weak economic conditions in 2001; however, by that time, pulp prices had already fallen below the production costs of the highest-cost producers.

The primary factors affecting our results of operations are:

- prevailing world market prices for pulp,
- the amount of pulp produced and sold by us,
- our costs of production, which principally consist of the costs of materials (primarily wood and chemicals), labor and depreciation, and
- the relationship between the Real, the currency in which substantially all of our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are incurred, and foreign currencies, principally the U.S. dollar, in which more than 90% of our sales are made. See "—Effects of Inflation and Currency Exchange Fluctuations."

The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time. See "Item 4B—Market Overview—International Markets."

We believe that we are one of the lowest cost producers of bleached kraft market pulp in the world. Our relatively low production costs are due to economies of scale, advanced forestry techniques, a comparatively short regional harvest rotation and low energy and chemical costs. See "Item 4B. General."

Discussion of Critical Accounting Policies

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 of the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

General

The financial statements were prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), which in certain respects differ from the accounting principles we apply when preparing financial statements in accordance with Brazilian corporate law.

We have reported in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 – "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as our functional currency as this has been, and remains in our opinion, the currency in which we principally operate as well as being our primary unit of economic measure. Accordingly, our management has concluded that our functional currency is and will continue to be the U.S. dollar.

Revenue Recognition

We derive our revenue from primarily two sources: (i) annual and long-term contracts and (ii) spot sales. Revenue is recognized on an accrual basis when title has transferred to the customer. Expenses and costs are accrued as incurred.

Costs and inventory valuation

Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method, which values inventories at estimated cost by applying a calculated cost-to-retail ratio to the retail value of inventories.

Deferred Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Although the realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced.

Legal Contingencies

We are currently involved in certain legal proceedings. As discussed in note 16 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

Brazilian Economic Environment

The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Furthermore, in late September 1999, a court in the state of Minas Gerais ruled that the representatives of the board of directors of the minority foreign private partners of Companhia Energética de Minas Gerais, a privatized electric utility in that state, could no longer have veto power over corporate actions. Also in late September 1999, Brazil's Federal Supreme Court ruled that pension taxes on retired federal employees and pensioners, as well as the increase of pension taxes charged to active employees, are unconstitutional. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government's response to such developments.

Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See "Item 3D. Risk Factors—Risks Relating to Brazil."

Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. For instance, the Argentine government's default on certain of its debt obligations, the devaluation of the Argentine peso and the terrorist attacks of September 11, 2001 present causes for concern relating to Brazil's economic stability. Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

ADSs. See "Item 3D. Risk Factors—Risks Relating to Brazil."

The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce public deficit through the increase in tax collection. It is expected that the final tax reform bill will be submitted to the Brazilian Congress for approval before the coming Presidential elections in 2002. It is anticipated that the reform will include the creation of a value-added tax on goods and services which would replace six existing taxes (including the contribution for social purposes, the federal tax on industrial products and the state tax on the circulation of goods and services). In addition, the *Contribuição Provisória sobre Movimentação Financeira-CPMF*, a provisional levy on checking account transactions, would be replaced by a permanent federal tax on financial transfers. We may have a higher tax burden if the tax reform bill is approved and implemented. See "Item 3D. Risk Factors."

Effects of Inflation and Currency Exchange Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the *Indice Geral de Preço-Mercado*, the General Market Price Index or IGP-M, and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:

	1996	1997	1998	1999	2000	2001
Inflation (General Market Price Index)...	9.2%	7.7%	1.8%	20.1%	9.8%	10.4%
Devaluation (R$ vs. US$)................	6.9%	7.4%	8.3%	48.0%	9.3%	18.7%

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

Inflation and exchange rate variations significantly affect our operating expenses. Our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are substantially all in Reais and tend to increase with inflation in Brazil. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of devaluation of the Real against the U.S. dollar. If the rate of inflation increases more rapidly than the rate of devaluation, then, as expressed in U.S. dollars, our operating expenses increase and (assuming constant sales prices) our profit margins decrease. If the rate of devaluation exceeds the rate of inflation, then, as expressed in U.S. dollars, our operating expenses decrease, and our profit margins increase. In 1999, our operating expenses, as expressed in U.S. dollars, decreased because the rate of devaluation of the Real exceeded the rate of Brazilian inflation. In 2000, our operating expenses, as expressed in U.S. dollars, were stable because the rate of devaluation of the Real did not exceed the rate of Brazilian inflation. In 2001, after eliminating non-recurring expenses, our operating expenses, as expressed in U.S. dollars, decreased because the rate of the devaluation of the Real exceeded the rate of the Brazilian inflation. In 2001, selling and distribution expenses were US$23.3 million, 8% higher than in 2000 due to higher sales volume. Administrative expenses were US$23.3 million, US$0.5 million lower than in 2000, due to local currency devaluation, partially offset by US$1.3 million of adjustments to labor-related provisions and US$1.2 million of consulting fees, and other operating expenses were US$25.6 million, compared with US$12.0 million in 2000.

Inflation and exchange rate variations affect our monetary assets and liabilities denominated in Reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the Real devalues against the U.S. dollar and increases when the Real appreciates. In addition, many financial instruments

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

denominated in Reais are indexed for inflation. In periods of devaluation of the Real, we report (a) a remeasurement loss on Real-denominated monetary assets, which is offset, at least in part, by monetary indexation of Real-denominated financial instruments and (b) a remeasurement gain on Real-denominated monetary liabilities, which is offset, at least in part, by the monetary indexation of Real-denominated financial instruments.
We have adopted a conservative policy of having most of our financial assets denominated in U.S. dollars. At December 31, 2001, approximately 78% of our cash and cash equivalents and marketable securities were invested in U.S. dollar-denominated financial assets. See "—Liquidity and Capital Resources—Financial Strategy."

Operating Results

Results of Operations

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net operating revenues in 2001 were US$574.4 million, compared to US$781.0 million in 2000. The US$206.6 million decrease was primarily due to a lower average net Pulp price of US$438 per ton in 2001 compared to US$611 per ton in 2000, offset in part by higher sales volume, 1,301,000 tons in 2001 compared to 1,273,000 tons in 2000.

In 2001, total cost of Pulp and sawn wood sales were US$420.6 million, compared to US$412.3 million in 2000. Cost of Pulp sales in 2001 were US$410.5 million, US$315.48 per ton compared to US$404.9 million, or US$318.16 per ton, in 2000. This increase was mainly due to higher sales volume. The 2001 production cost includes depreciation of US$91 per ton compared to US$86 per ton in 2000. This increase in depreciation reflects the full-year impact in 2001 of the acceleration of depreciation of assets that took effect in the second quarter of 2000 (see note 10 to the Consolidated Financial Statements). Cash production cost in 2001 was US$149 per ton versus US$157 per ton in 2000, reflecting the impact of the Real's devaluation.

Selling expenses were US$23.3 million in 2001, compared to US$21.5 million in 2000. This increase was mainly due to higher sales volume, especially in Asia.

Administrative expenses in 2001 totaled US$22.0 million, compared to US$22.5 million in 2000. This decrease was mainly due to local currency devaluation, partially offset by US$1.3 million of adjustments in labor-related provisions and US$1.2 million increase in consulting fees.

Other operating expenses, net, totaled US$25.6 million in 2001, compared to US$12.0 million in 2000. This increase in operating expenses was the result of a US$10.8 million provision for loss of unutilized ICMS (value-added tax) credits, a US$2.5 million contribution to ARUS (the pension fund for the employees of the Company), and a US$6.5 million write-off of fixed assets related to the modernization of a recovery boiler located at the Mill. These expenses were partially offset by the reversal of a US$10.0 million labor-related provision, net of US$6.7 million to be paid as part of a labor dispute settlement.

Financial income in 2001 totaled US$54.7 million, primarily from investments in U.S. dollar-indexed securities. In 2000, financial income totaled US$64.8 million. The difference is the result of lower average yield on cash investments.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Financial expense was US$70.2 million in 2001 compared to US$101.5 million in 2000. The decrease was mainly due to the favorable impact of the Real's devaluation on Real-denominated loans, as well as the capitalization of US$12.9 million in interest expenses related to Fiberline C Expansion Project-related loans.

Loss (gain) on currency remeasurement, net, resulted in a loss of US$18.0 million in 2001, compared to a gain of US$8.8 million in 2000. The closing exchange rate on December 31, 2001 was R$2.3204 to the U.S dollar as compared to R$1.9554 on December 31, 2000.

Income tax expense (benefit) in 2001 totaled US$32.7 million compared to US$82.1 million in 2000. The decrease in tax expenses was due to lower taxable profits under our Brazilian corporate law financial statements, partially offset by a US$13.6 million provision related to taxation of profits recorded in 2001 related to unremitted earnings of offshore subsidiaries following a recent change in tax laws. No income tax payments were made during 2001 due to our existing withholding tax credits. As of December 31, 2001, the unused tax credit balance amounted to US$106 million, which will be offset against future tax charges.

Net income in 2001 totaled US$18.1 million, compared to US$201.7 million in 2000.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Net operating revenues of US$781 million in 2000 were 33% higher than in 1999, reflecting higher average net pulp prices of US$611 per ton versus US$463 per ton and higher sales volume of 1,272,700 tons versus 1,265,300 tons in the previous year. In 2000, total cost of pulp and sawn wood sales of US$412 million was US$37 million higher than in 1999.

Cost of pulp sales was US$405 million (US$318 per ton) in 2000, compared to US$374 million (US$295 per ton) in 1999, mainly due to the adjustment of the remaining life of industrial assets to better balance the accounting depreciation with their operating lives (US$16 million or US$12.2 per ton) and the increase in maintenance expenses charged to income as opposed to property, plant and equipment as a result of an improvement in the Company's accounting policy for maintenance (US$12 million or US$9.5 per ton).

Selling expenses were US$21.5 million in 2000, compared with US$25.3 million in 1999 mainly due to lower sales volume to Asia.

Administrative expenses in 2000 totaled US$22.5 million, compared with US$18.4 million in 1999. This increase in expenses was mainly due to increases in fees for consulting and other services.

Other operating expenses, net reached US$12.0 million in 2000, compared to US$33.1 million in 1999. The decrease was mainly due to US$23.9 million of charges related to the sale of the electrochemical plant in 1999 to a subsidiary of Nexen.

Total financial expenses reached US$101 million in 2000, compared to US$120 million in 1999. Total financial expenses of US$101 million in 2000 were negatively impacted by a US$16 million provision of PIS and Cofins taxes on financial income, charged by the government but disputed by us and interest (SELIC) on fiscal contingencies of US$12 million. Interest expenses on loans reached US$69 million in 2000, compared with US$108 million in 1999. The reduction in interest expenses was mainly the result of a decrease on total loans outstanding, from US$866 million at year-end 1999 to US$551 million at year-end 2000. Financial income was reduced from US$101 million in 1999 to US$65 million in 2000, reflecting a reduction in the level of cash investments from US$502 million at the end of 1999 to US$341 million at year-end 2000.

Loss (gain) on currency remeasurement, net, resulted in a loss of US$8.8 million in 2000, compared to a gain of US$7.4 million in 1999. The closing exchange rate on December 31, 2000 was R$1.9554 to the U.S dollar.

Income tax expense in 2000 was US$82 million compared to US$17 million in the previous year. The increase in tax expenses was related to higher profits in local currency. No income tax payments were made during 2000 due to the utilization of existing tax loss carry-forward balances (extinguished during the year) and withholding tax credits.

Net income in 2000 totaled US$201.7 million, compared to US$90.8 million in 1999.

Liquidity and Capital Resources

At December 31, 2001 the Company had total debt outstanding of US$863.0 million, an increase of 57% over total debt outstanding at December 31, 2000 of US$550.9 million. This increase in 2001 was primarily due to the drawdown by the Company of its BNDES financing for the Fiberline C Expansion Project in the amount of US$161 million, a loan in the amount of US$100 million, and advances on export contracts in the amount of US$180 million. The increase was partially offset by a US$14 million reduction in trade financing operations, a US$53 million reduction in amounts outstanding under BNDES loans and US$55 million reduction in amounts outstanding under other loans.

The breakdown of the Company's total debt outstanding at December 31, 2001 and December 31, 2000 is set forth in the table below:

	At December 31,	
	2001	2000
	(millions of U.S. dollars)	
SHORT-TERM DEBT		
Current portion of long-term debt		
Local currency	33.3	42.6
Foreign currency	157.7	62.7
Short-term debt instruments		
Local currency	0.4	
Foreign currency (ACC/ACE)	119.6	157.7
Accrued finance charges		
Local currency	1.0	1.2
Foreign currency	13.8	7.8
Subtotal	325.8	272.0
LONG-TERM DEBT		
Local currency	163.7	74.9
Foreign currency	373.5	204.0
Subtotal	537.2	278.9
TOTAL DEBT	863.0	550.9

At December 31, 2001, the Company's outstanding debt in local currency totaled US$198.4 and was comprised primarily of BNDES loans. BNDES is a major shareholder of the Company.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

At December 31, 2001 long-term debt maturities were as follows:

	Maturing in						
	2002	2003	2004	2005	2006	2007 and beyond	Total
				(in millions of US$)			
Long-term debt..........	202.9	170.2	214.5	36.8	35.9	79.7	740.0

At December 31, 2001, the Company had cash, cash equivalents and debt securities available for sale of US$425.6 million, an increase of US$84.5 million from US$341.1 million at December 31, 2000. Of this amount, US$313.3 million was invested in Brazil in dollar-indexed instruments, US$18.8 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions, and the equivalent of US$93.5 million was invested in local currency instruments.

Net debt (gross debt less cash, cash equivalents and debt securities available for sale) was US$437.4 million at December 31, 2001, an increase of US$227.6 million compared to US$209.8 million at December 31, 2000. The increase was mainly due to an increase in indebtedness for capital expenditures in 2001 relating to the Fiberline C Expansion Project.

Net debt reached US$209.8 million at December 31, 2000 as compared to US$361.3 million at December 31, 1999. This significant reduction in the Company's gross debt was a result of the strong cash generation during 2000 and management's decision to repay short-term debt by using its cash and short-term investments which decreased to approximately US$341 million at December 31, 2000 from approximately US$505 million at December 31, 1999. The net debt reduction of US$151 million was achieved even though the Company made capital expenditures of approximately US$138 million, an equity investment of US$81 million in Veracel, dividends of US$58 million paid to shareholders, and investment of US$23 million in a share buy-back program.

The Company's short-term debt consists primarily of trade financing in the form of export sales advances, or ACC, discounted export accounts receivables, or ACE, prepayments for exports and Euro-commercial paper borrowings, all denominated in foreign currency. ACC and ACE are forms of financing available from Brazilian financial institutions or Brazilian branches of foreign financial institutions at a fixed rate with a maturity of up to 360 days prior to shipment of pulp for export, in the case of ACC, and with a maturity of up to 180 days after shipment of pulp for export, in the case of ACE. Prepayments for exports are a form of financing available from importers or foreign financial institutions at a fixed rate with maturity of either up to 180 days or more than one year, in each case prior to the shipment. As of December 31, 2000, the outstanding amount of such short-term trade financing (ACC/ACE and pre-export financing) was US$159.5 million at an average annual interest rate of 7.4% and an average month-end balance of US$218.2 million during 2000. As of December 31, 2001, the outstanding principal amount of such short-term trade financing was US$126.8 million at an average annual interest rate of 4.7% and an average month-end balance of US$187.9 million during 2001.

The Company from time to time raises short-term funds for cash management purposes through issuances of commercial paper under its Euro-Commercial Paper program. On September 2, 1998, the Central Bank approved the renewal and the increase of the program from US$100 million to US$200 million. As of December 31, 2001, the Company had no commercial paper outstanding under this program.

The Company's long-term debt consists primarily of U.S. dollar-denominated debt issued outside Brazil in the amount of US$373.5 million at December 31, 2001 and loans from BNDES, one of the Company's principal shareholders, denominated in Reais and in foreign currencies. At December 31, 2001, the Company had loans from

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

BNDES with an aggregate principal amount outstanding of approximately R$649.2 million (US$279.8 million) (as compared to R$331.8 million (US$169.6 million) at December 31, 2000), which represented approximately 33% of the Company's total indebtedness at such date. At December 31, 2001, of the total aggregate principal amount of the BNDES debt, US$190.0 million was denominated in Reais and adjusted by the *Taxa de Juros de Longo Prazo* (the Long-term Interest Rate, or TJLP) and US$89.8 million was adjusted by a currency basket. On June 13, 2001, the Company entered into an eight-year loan agreement with BNDES for an aggregate principal amount of R$666.3 million (approximately US$287.1 million at the exchange rate of R$2.3204 per US$1.00 at December 31, 2001), in three tranches, with maturities from 2003 to 2009 and annual interest rates ranging from 7.8% to 11.65%. The Company had outstanding indebtedness under this agreement of US$170.7 million at December 31, 2001. A portion of the debt incurred by the Company under the above-mentioned loan is subject to interest equal to the TJLP plus 3.3% or 1.8% per annum, as applicable, and another portion is subject to interest equal to 3.3% per annum over the interest rate published quarterly by BNDES. The proceeds of this loan will be used principally to finance the Fiberline C Expansion Project. The Company's obligations under this loan agreement are secured by liens on the Company's industrial site at the Municipality of Aracruz.

In January 1994, the Company issued in the Euromarkets US$120 million aggregate principal amount of 10.375% unsecured notes due 2002, which were refinanced in January 1997. In order to allow the Company greater financial flexibility, certain of the terms and conditions of such bonds and notes, including the negative pledge, were also amended at the time of the refinancing. These notes were paid in January 2002, at maturity.

In February 1995, the Company and its wholly owned subsidiary Aracruz Trading S.A., or Aracruz Trading, completed the first tranche, totaling US$50 million, of the 1995 Transaction, pursuant to which the Aracruz Trading securitized existing and future accounts receivable payable by certain customers. The 1995 Transaction was limited to an aggregate principal amount of US$200 million and the second and third tranches for the remaining US$150 million were completed in July 1995. During 1997, US$38 million of the five-year certificates relating to the third tranche, and accrued interests of this program, were fully redeemed. As of December 31, 2001, there was US$13.2 million outstanding under the 1995 Transaction. The 1995 Transaction expires in June 2002. Aracruz Trading prepaid the outstanding amount due under the 1995 Transaction on March 31, 2002.

Financial Strategy

In the past, a major element of our financial strategy was to take advantage of the interest rate differential available in Brazil only to exporting companies. Funds obtained through lower cost trade financing were invested, together with cash flow from operations, in Brazilian financial instruments at a generally higher yield. The Company's ability to generate profits from this arbitraging activity has been reduced as a result of the declining interest rates in Brazil as well as from the change in its financial strategy in 1997. Since August 1997, most of our financial investments were denominated in U.S. dollars to minimize currency risk exposure.

The issuance of Arcel Finance Limited 5.984% US$250 million Senior Secured Notes due 2009 in January 30, 2000, is part of the Company's current financial strategy, which includes increasing the average maturity of its debt (see "Item 8. Financial Information—Significant Changes"). Brazilian companies have limited sources of long-term debt financing denominated in Reais, and the Company does not intend to incur short-term debt denominated in Reais due to the higher associated costs. At December 31, 2001, 77% of the Company's total indebtedness was denominated in foreign currencies, as compared to 79% at the end of 2000. Although the Company's access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, the

Company believes that it has access to a sufficient number of financing sources to meet its needs without resorting to expensive short-term Real-denominated financing.

At December 31, 2000, we held US$18.1 million in cash and cash equivalents, of which US$0.7 million were denominated in Reais, US$15.8 million were indexed to the U.S. dollar, and US$1.6 million in other currencies. At December 31, 2000, we held US$323.0 million in debt securities due to the redemption of securities in the amount of US$96.2 million during 2000 and fair value adjustments. See "—Liquidity and Capital Resources."

At December 31, 1999, we held US$312.6 million in cash and cash equivalents, of which US$13.9 million were denominated in Reais, US$288.7 million were indexed to the U.S. dollar, and the equivalent to US$9.9 million in other currencies. At December 31, 1999, we held US$189.5 million in debt securities due to the redemption of securities in the amount of US$509.1 million during 1999 and fair value adjustments.

In December 1998, we reviewed our financial strategy in relation to the long-term debt securities due to the drastic reduction in financing available to Brazil as well as a result of the volatility in the international capital markets. Accordingly, the debt securities were considered as available-for-sale and reclassified to current assets. The value of these securities was adjusted to their fair value of US$696.4 million at that date. See "—Liquidity and Capital Resources."

Our guidelines for our financial investments are as follows:

- investments in fixed income obligations of the Brazilian government have no limit;
- investments in banks in Brazil are subject to the following requirements:
  - the bank must have a minimum rating of "A-" or equivalent from rating agencies; and
  - the maximum investment per bank is limited to the lesser of (i) US$100 million, and (ii) 15% of the bank's net worth (the net worth limit does not apply to wholly owned local subsidiaries of foreign banks having an international rating equivalent to at least "A -" from rating agencies);
- investments in banks abroad:
  - for investments up to 180-day maturity, the bank must have a minimum rating equivalent to "BBB" in the international scale from rating agencies;
  - for investments above 180-day maturity, the bank must have a minimum rating equivalent to "A-" in the international scale from rating agencies.

At present, we, like other Brazilian companies, have limited sources of long-term debt financing denominated in Reais and we do not intend to incur short-term debt denominated in Reais due to the higher costs associated with such financing. At December 31, 2001, 77% of our total indebtedness was denominated in foreign currencies, as compared to 79% at the end of 2000 and 81% at the end of 1999. Although our access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, we believe that we have access to a sufficient number of financing sources to meet our needs without resorting to expensive short-term Real-denominated financing.

Because we operate internationally, we are exposed to market risks from changes in foreign exchange and interest rates. To protect against these market risks, we, from time to time, enter into forward foreign-exchange contracts and interest-rate swap agreements. We may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange rate contracts and the interest rate swap agreements. We believe that an event of nonperformance by our counterparties is unlikely to occur due to our credit risk policies.

Dividends

Subject to certain exceptions, we are required, according to our by-laws and under Brazilian corporate law, to pay a minimum annual dividend equal to 25% of our Adjusted Net Income. In addition, we may pay interim dividends either based on our net income for any period within our fiscal year or from retained earnings or certain other revenue reserves established in prior years. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends."

Research and Development, Patents and Licenses, Etc.

Research and Development

During 1999, 2000 and 2001, the Company's research and development expenditures totaled approximately US$3.8 million, US$4.3 million and US$4.0 million, respectively.

The main objective of the Aracruz Research and Technology Center is to add value to the overall business. With activities ranging from the seedling nursery to final product development, we achieved important results in 2001.

Our program for the genetic improvement of eucalyptus trees generated new clones for the planting operations, with higher yield potential than had been set for the year. Another advance was the development of non-destructive and early diagnostic techniques for analyzing wood quality, increasing unit gains over time. New and original hybrids are being developed in support of future wood productivity and quality targets.

We made significant advances in our studies related to soil and soil interaction – with the focus on sustainable planting – especially regarding precision silviculture, defining ways to prepare the soil and achieve specific fertilization by location and genetic material.

We are continuing to improve the tools for managing forest growth, particularly through the development of a growth simulator that permits a systemic approach to questions relating to plantation viability and wood supply.

Combined with new forestry and manufacturing technologies, this development has enabled significant advances in differentiating our pulp in order to satisfy customer requirements.

In partnership with our customers, we have gained deeper knowledge about our fiber in order to optimize its use for manufacturing different types of papers.

Currently, the Company is developing products aimed at specific market niches. Increasingly, our objective is to seek more "customized" products, focusing on specific volumes and combinations of fiber

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

properties and their respective end users. Promising developments were obtained during 2001, and we now have products under evaluation for their manufacturing applicability, with encouraging feedback from the market.

In line with the Company's business needs, we also continued to evaluate and make improvements to the process, adapting technologies to add value to the characteristics of our pulp and reducing production costs.

In 2001, the Company won the regional FINEP Technological Innovation Award, granted by the Ministry of Science and Technology's Studies and Project Financing Agency. This award was granted to the development of an improved ant bait trap (Mipis), which is an environmentally friendly method of controlling leaf-cutting ants, the main biological pest endangering eucalyptus plantations. It was developed by the Research and Technology Center of the Company using biodegradable and non-toxic materials.

Trend Information

The trends which influence our sales and production and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and level of pulp inventory in the hands of pulp producers worldwide.

For 2002, it is expected that there will be an increase in supply in the bleached hardwood kraft market pulp segment as a result of many new expansion projects, especially in South America. Moreover, it is expected that the demand for bleached hardwood kraft market pulp worldwide increase. Over the short- and medium-term price stability and market balance are going to depend on prudent inventory management by various participants in this market. However, recovery of prices to significantly higher levels will depend on the economic recovery of the international markets.

Directors, Senior Management and Employees

Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

Set forth below are the names and positions at December 31, 2001 and brief biographical descriptions of our directors and officers:

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Name	Age	Position
Board of Directors		
Erling Sven Lorentzen	78	Chairman
Haakon Lorentzen	46	Member
Eliezer Batista da Silva	77	Member
Carlos Alberto Vieira	67	Member
Isaac Selim Sutton	40	Member
Ernane Galvêas	78	Member
José Mauro Mettreau Carneiro da Cunha	51	Member
Executive Officers		
Carlos Augusto Lira Aguiar	55	President
Agílio Leão de Macedo Filho	53	Officer
João Felipe Carsalade	46	Officer
Walter Lídio Nunes	52	Officer

Erling Sven Lorentzen. Mr. Lorentzen has been the Chairman of the board of directors of the Company since April 24, 1972. He is also Chairman of the board of directors and Chief Executive Officer of Lorentzen Empreendimentos S.A., which indirectly controls Arapar S.A., and is a member of the Executive Committee of the World Business Council for Sustainable Development and a member of the Advisory board of directors of the American International Group.

Haakon Lorentzen. Mr. Lorentzen has been a Director of the Company since April 29, 1991 and is the son of Mr. Erling Lorentzen. He is the Executive Vice President of Lorentzen Empreendimentos S.A., as well as Chairman of Carbo Industrial S.A., Carbo Derivados S.A. and Provida ASA.

Eliezer Batista da Silva. Mr. Batista da Silva has been a Director of the Company since June 28, 1996. He was also Chairman of Rio Doce Internacional. In 1992, he served as the Brazilian Government's Secretary for Strategic Affairs. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also the President of its board of directors. He was the President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964. His first term as Chairman of Companhia Vale do Rio Doce was from 1961 to 1962.

Carlos Alberto Vieira. Mr. Vieira has been a Director of the Company since April 15, 1988. He is also President of the board of directors of Banco Safra S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuária Potrillo S.A., and Pastoril Agropecuária Couto Magalhães S.A. He is also an officer of Safra Seguradora S.A.

Isaac Selim Sutton. Mr. Sutton has been a Director of the Company since June 28, 1996. He has also been an Officer and Managing Director of the Safra Group since 1994. From 1992 to 1994, he was an Executive Director of Indústria e Comércio Cardinalli Ltda. and also a Director of the holding company of Unigel Group. Between 1986 and 1992, he was the Marketing and Commercial General Director of Cosmoquímica Indústria e Comércio S.A. and, between 1980 and 1986, Marketing Manager of Dow Chemical S.A.

Ernane Galvêas. Mr. Galvêas has been a Director of the Company since April 29, 1994. He has also been a member of the Technical Committee of the Brazilian Association of Commerce since 1975 and, since 1988, he has been the Economic Counsel for the Presidency of that Committee. Mr. Galvêas

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

has been the President of the Managing Committee of the Brazilian Association for Economic Studies Promotion since 1988, and he was the Minister of Finance of Brazil during the period from January 1980 to March 1985, and President of the Central Bank twice. He was also the Company's chief financial officer during the period from 1974 to 1978 and Executive Vice President in 1979.

José Mauro Mettrau Carneiro da Cunha. Mr. Carneiro da Cunha has been a member of the board of directors of the Company since July 4, 1996. He is also Vice-President of Banco Nacional de Desenvolvimento Econômico e Social - BNDES. From 1995 to January 1999, he was the Superintendent Director of BNDES Participações S.A. - BNDESPAR. From 1990 to 1991, he was Executive Director of Agência Especial de Financiamento Industrial - FINAME. Mr. Carneiro da Cunha has held various managerial positions with the Project Priorities Department and Administration Area of BNDES. From 1972 to 1973, he was Engineer and Head of Planning Department of Empresa Klabin S.A.

Carlos Augusto Lira Aguiar. Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

Agílio Leão de Macedo Filho. Mr. Macedo Filho has been Chief Financial Officer and Stock Market Relations Officer of the Company since March 15, 1995. Mr. Macedo Filho has held executive positions with other Brazilian corporations, including Courtaulds International Ltda., Companhia Ceras Johnson, Companhia Fiat Lux and Xerox do Brasil.

João Felipe Carsalade. Mr. Carsalade has been an Officer of the Company since September 6, 1993. Since 1976, Mr. Carsalade has held various managerial positions with the commercial department of the Company.

Walter Lídio Nunes. Mr. Nunes has been an Officer of the Company since May 27, 1998. Since 1977, Mr. Nunes has held various managerial positions with the industrial department of the Company.

On November 1, 2001, Ricardo Antonio Weiss, Ladimir Pellizzaro and Nelson Pereira dos Reis resigned from the board of directors of the Company due to the sale of Mondi's participation to VCP. Thereafter, VCP agreed to be bound by the Company's Shareholders' Agreement and, therefore, it acquired the right to elect three directors pursuant to its rights as a controlling group under such Shareholders' Agreement. See "Major Shareholders and Related Party Transactions" and "Item 10. Additional Information—Changes to Brazilian Corporate Law." As of the date hereof, no members of VCP were elected for the board of directors of the Company, which appointment is expected to occur in the next Annual Shareholders' Meeting of the Company. See "Item 4A. Competition."

Compensation

For the year ended December 31, 2001, the aggregate compensation of all directors and officers of the Company was approximately US$3.8 million, which includes bonuses in the aggregate amount of US$0.2 million. For the year ended December 31, 2000, the aggregate compensation of all directors and officers of the Company was approximately US$2.9 million, which includes bonuses in the aggregate amount of US$0.5 million. In addition, for 2001, the Company paid an aggregate of approximately US$0.09 million into the Company's Pension Plan on behalf of directors and officers of the Company.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Board Practices

Our board of directors (i.e., Conselho de Administração), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and eight alternates, who were elected for a term of three years by the shareholders at the Annual Shareholders' Meeting held on April 5, 2000. The term of office of the current board of directors will end on April 30, 2003. The Company's by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers (i.e., Diretoria), which may consist of no fewer than five and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the board of directors for a term of three years. The term of office of each officer will end on June 20, 2003.

Remuneration Committee

The Company has an ad hoc remuneration committee, formed by three members, the purpose of which is to decide on various matters regarding the compensation of the Company's officers and directors. The current members of the remuneration committee are Luiz Aranha Correa do Lago and Isaac Selim Sutton. The third member will be appointed after the Annual Shareholders' Meeting of the Company. The members of the remuneration committee do not receive compensation.

Statutory Audit Committee (*Conselho Fiscal*)

Brazilian Corporate Law requires corporations to have a statutory audit committee (i.e., Conselho Fiscal), which may be either permanent or appointed for a specific fiscal year, at the request of the shareholders (non-permanent audit committee). The statutory audit committee shall have at least three, but not more than five, members with an equal number of alternates. Persons elected to serve on this committee need not be shareholders of the Company. The members of the committee must be Brazilian residents and either be a university graduate or have been an officer or a member of the audit committee of a Brazilian company for at least three years prior to the election to the committee.

The primary responsibility of the audit committee, which is an independent corporate body and acts as the Company's external auditor, is to review management's activities and the financial statements and report its findings to the shareholders. When not operating on a permanent basis, the statutory audit committee shall be appointed at a general shareholders' meeting, at the request of shareholders representing at least one-tenth of the voting shares or 5% of the non-voting shares and shall serve until the first general shareholders' meeting held after its appointment. Under Brazilian Corporate Law, holders of preferred shares of stock without voting rights or with restricted voting rights and minority shareholders who jointly represent 10% of the voting shares are entitled to elect one member of the audit committee, and its alternate, in a separate election.

Our by-laws provide for a non-permanent audit committee. At the Annual Shareholders' Meeting held on March 30, 2001, our shareholders decided to set up an audit committee with three members and term of office until the 2002 Annual Shareholders' Meeting, which must take place on or before April 30, 2002. Set forth below are the names of the members of our audit committee and their respective alternates:

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Name	Position
Wagner Braz	Member
Sheila Periard Henrique Silva	Alternate
Fernando Octávio Martins Alves	Member
Paulo Manuel do Nascimento Reis Costa	Alternate
Amauri Sebastião Niehues	Member
Rodolpho Luiz Dalla Bernardina	Alternate

Employees

The Company employed a total of 1,688 people at December 31, 2001, compared to 1,585 people at December 31, 2000. This increase is related to the Fiberline C Expansion Project as additional operators are being trained for the new pulp production unit. For the years ended December 31, 2001 and 2000, 87% of the Company's workforce was directly involved in the production process, 4% were engaged in research and development and 9% were administrative employees. As of December 31, 2001, of the Company's 1,688 employees 85% were employed at the Mill site, 3% were employed at the offices in Rio de Janeiro and 12% were employed at the offices in Bahia.

All of the Company's employees are subject to collective bargaining agreements with seven unions. Each collective bargaining agreement is renegotiated annually in November. In December 2001, the Company completed negotiations of its agreements with all seven unions, which had expired on October 31, 2001.

In accordance with Law No. 10,101 of December 19, 2000, employees have the right to receive a bonus based on certain operating results of their employer. This right is contemplated in the Brazilian Constitution. Law No. 10,101 provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods.

Pursuant to such legislation, since 1995 the Company and its employees' labor unions have negotiated the terms of two bonus plans, one for the management employees of the Company and one for non-management employees, which comply with such legislation's requirement. Any bonus to be paid under either of those plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans for 2001 amounted to US$3.9 million.

The Company provides certain social benefits to its employees, including funds to operate a school. The Company contributes, jointly with the employees, to an employee pension fund, most of the trustees of which are also officers of the Company.

Share Ownership

As of December 31, 2001, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See "Item 7. Major Shareholders and Related Party Transactions—Major Shareholders."

Major Shareholders and Related Party Transactions

Major Shareholders

Of the Company's three classes of capital stock outstanding, only the Common Stock, without par value, or the Common Stock, has voting rights. Approximately 96.5% of the Common Stock of the Company is

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

owned by the following four principal shareholders, or the Principal Shareholders: Arapar S.A. (a company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. – Sociedade de Empreendimentos, Publicidade e Participação S.A., or SODEPA (an affiliate of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participações S.A. – BNDESPAR (an affiliate of the Company's principal bank lender, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, a development bank wholly owned by the Brazilian government). The Principal Shareholders have the ability to control the election of the members of the Company's board of directors and the direction and future operations of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under the Company's by-laws and Brazilian Corporate Law, and the issuance of securities. See "—Shareholders' Agreement."

On October 3, 2001 the Company was informed that, on that date, Mondi Brazil Limited, or Mondi, a subsidiary of Anglo American Corporation of South Africa Limited entered into a share purchase and sale agreement with VCP, a competitor of the Company. See "Competition." Under the share purchase and sale agreement, VCP agreed, through a wholly owned subsidiary incorporated in the British Virgin Islands, to acquire from Mondi 127,506,457 shares of the Common Stock, representing 28% of the Company's voting capital and 12.3% of the total capital stock, excluding treasury stock, for US$370 million. The transfer of the shares occurred on November 1, 2001, on which date the VCP subsidiary agreed to be bound by the existing Company's Shareholders' Agreement, which expires in 2008. Mondi had purchased its stake in the Company from the Company's former shareholder, Souza Cruz S.A., on June 13, 1996.

The following table sets forth the amount and percentage ownership at December 31, 2001 of each shareholder known to the Company to own more than 5% of each class of its capital stock and of the Company's officers and directors as a group:

	Share Ownership at December 31, 2001					
	Common Stock		Class A Stock(1)		Class B Stock(2)	
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)					
Newark Financial Inc.(2)	127.5	28.0%	—	0.0%	—	0.0%
Arapar S.A.(3)(4)(5)	127.5	28.0	—	0.0	—	0.0
Sociedade de Empreendimentos, Publicidade e Participação S.A.(6)	127.5	28.0	27.7	67.6	57.9	10.0
BNDES Participações S.A.(7)	56.9	12.5	10.0	24.4	50.2	8.6
Others	16.0	3.5	3.2	8.0	473.5	81.4
Total	455.4	100.0%	40.9	100.0%	581.6	100.0%

Source: Banco Itaú S.A.

(1) Each share of Class A Stock of the Company may be converted into one share of Class B Stock at any time at the holder's option. Shares of Class B Stock are not convertible into shares of Class A Stock.

(2) Newark Finance Inc. purchased its Common Stock from Mondi Brazil Limited on November 1, 2001.

(3) Lorentzen Empreendimentos S.A. owns indirectly approximately 44.7% of Arapar S.A. Lorentzen Empreendimentos S.A. is indirectly controlled by Erling Sven Lorentzen, Chairman of the Company's board of directors. Haakon Lorentzen, also a member of the Company's board of directors, owns indirectly 2.6% of the stock of Lorentzen Empreendimentos S.A.

(4) Fort James International Holdings Ltd. owns indirectly approximately 43.7% of Arapar S.A. through its wholly owned subsidiary, Brusara Participações Ltda., and its other affiliates. Fort James International Holdings Ltd. is a subsidiary of Fort James Corporation, which is one of the ten largest customers of the Company, accounting for approximately 5.4% of total sales of the Company during 2000.

(5) Den Norske Bank ASA owns indirectly approximately 23.3% of Arapar S.A. Den Norske Bank ASA has agreed to finance the Company's acquisition of certain equipment. See "—Related Party Transactions."

(6) Albatroz S.A., previously a shareholder, was merged into Safra Holding S.A. in January 1995, which in turn was merged into SODEPA in March 1996.

(7) A wholly owned subsidiary of BNDES.

Related Party Transactions

Shareholders' Agreement

The Principal Shareholders are parties to a Shareholders' Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Shareholders' Agreement. While the Company is a signatory to the Shareholders' Agreement, its sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Shareholders' Agreement. The Shareholders' Agreement relates only to the Company's Common Stock. The Shareholders' Agreement provides that the Principal Shareholders will be entitled to elect directors of the Company's board of directors in proportion to their respective proportionate interests in the Company's voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of the Company's voting stock. Such right is not transferable without the unanimous consent of the other shareholder parties to the Shareholders' Agreement. In addition, the Shareholders' Agreement provides that the maximum number of shares of Common Stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of Common Stock. Furthermore, the Shareholders' Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in the Company's voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals. Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil, (b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above. The Shareholders' Agreement also requires that each person or entity who acquires shares of Common Stock from any of the Principal Shareholders become a party to such agreement. The Shareholders' Agreement will expire in 2008.

BNDES Loan Agreements

BNDES is the principal lender of the Company. As of December 31, 2001, the Company had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$649.2 million (equivalent to US$279.8 million) (the "BNDES Debt"), which represented approximately 33% of the Company's total indebtedness. Of this amount, approximately R$539.7 million (equivalent to US$232.6 million) is long-term debt with maturities up to eight years. The interest payable by the Company on the Real-denominated debt is equal to the TJLP, plus 1.8% to 5% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 3.8% to 11.65% per annum. Approximately two-thirds of the BNDES Debt was incurred in connection with the Fiberline C Expansion Project.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

One of the financing arrangements that the Company has entered into with BNDES extends a credit line to the Company of up to US$205.0 million for use principally in connection with the Modernization Project (US$60.7 million outstanding as of December 31, 2001). See "Item 4. Information on the Company—Capital Expenditures."

The BNDES Debt is secured by liens on the Company's industrial site at the Municipality of Aracruz. Certain of the Principal Shareholders have provided BNDES with assurances that the Company will meet the debt-to-equity and liquidity ratios contained in one of the BNDES Debt loan agreements and agreed that, in the event such ratios are not maintained, they will contribute to the Company as capital any amount they would otherwise have been entitled to receive as dividends. Each of Arapar S.A., SODEPA and Mondi had agreed to act as a guarantor of 32% of the Company's obligations undertaken pursuant to one outstanding BNDES Debt loan agreement in the amount of US$7.1 million. As a consequence of the acquisition by Newark Finance Inc. of the total interests of Mondi in the Company on November 1, 2001, Mondi is in the process of being substituted for Newark Finance Inc. as guarantor of such BNDES Debt loan agreement.

The Company believes that the BNDES Debt is on terms comparable to those offered by BNDES to unaffiliated third parties in similar financings. Because BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by BNDES, including the BNDES Debt, are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. See Note 12 of the consolidated financial statements.

Other Matters

On June 14, 1996, the Company entered into a buyer's credit agreement with Den Norske Bank ASA, an indirect shareholder of Arapar S.A., pursuant to which Den Norske Bank ASA has agreed to provide approximately US$8.4 million to the Company to finance the acquisition of certain equipment and related services in connection with the Modernization Project. As of December 31, 2001 approximately US$1.2 million was outstanding under this agreement. On January 1, 1998, Companhia de Navegação Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the Chairman of the Board of the Company and a Shareholder of Arapar S.A., one of the Principal Shareholders, entered into a contract with the Company expiring on December 31, 2002 pursuant to which Norsul ships pulp for the Company to the United States and Northern Europe. For Northern Europe, Norsul has a joint service agreement with Gearbulk Pool Ltd. In 2000 and 2001, Norsul shipped approximately 345,000 and 303,000 tons of pulp for the Company, representing approximately 28% and 24% of the Company's export sales, respectively.

On December 19, 2000, Norsul entered into an agreement with the Company which established the terms and conditions to implement the investments and operations of a project to ship wood logs from the port of Caravelas, in the south of the State of Bahia, to the Portocel Barra do Riacho Specialized Terminal. According to this agreement, the Company will reimburse Norsul for the costs incurred on the acquisition of ships and other direct costs. In addition to the cost reimbursement, the Company will pay to Norsul a monthly administration fee of US$34,000. This agreement has a term of 20 years, starting on the issuance date of the first shipment's notice of readiness.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Interests of Experts and Counsel

Not applicable.

Financial Information

Consolidated Statements and Other Financial Information

See "Item 3. Key Information—Selected Financial Data" and "Item 19. Exhibits."

Export Sales

During 2001, the Company produced approximately 1,272,000 tons of bleached eucalyptus pulp. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 97% of the Company's total sales volume During 2000, the Company produced approximately 1,301,000 tons of bleached eucalyptus pulp. Pulp sales in 2000 were approximately 1,272,000 tons, of which approximately 1,218,000 tons, or 96%, were export sales. See "Item 4B. Information on the Company—General."

Legal Proceedings

The Company is party to a number of legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

As a part of its ongoing operations, the Company has been the defendant in a number of lawsuits brought by its employees and their labor unions. Among these brought by Company's employees' unions, six suits claimed additional compensation for alleged hazardous work conditions. In 1995, the Company received an unfavorable decision with respect to one of these claims. The Company has established what it considers to be an adequate reserve on its book to cover these claims. In December 2001 the Company and its employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by the Company in January 2002. Accordingly, the Company will reduce proportionately the reserve it has established with respect to these claims.

We are also a party to approximately 1,100 other legal actions relating primarily to labor claims by former employees. We have recorded additional provisions in the amount of approximately US$4.7 million and have also deposited approximately US$6.0 million in judicial deposits with respect to such actions.

In October 1993, the Brazilian Federal Prosecutor brought a suit against the Company, the State of Espírito Santo and IBAMA (the Brazilian environmental protection agency) to halt all activities of the Forestry Partners Program, and to seek damages on the grounds that the program did not follow certain prescribed environmental procedures. The Company has been allowed, pursuant to an interim judicial decision, to continue the program with respect to areas other than native forest and areas cultivated with other plantings. In May 2000, the federal local court promulgated a Term of Settlement signed by and among the parties involved, extinguishing this suit and keeping in full effect the terms of the Forestry Partners Program.

In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of its property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

documents with FUNAI stating that we are a good-faith owner, since we had legally acquired such land from the former owners, based on proper documentation. In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios which settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (US$5.8 million on December 31, 2001), over a 20-year period. The financial aid program is subject to the performance by the Indian communities of the following main obligations: (a) the formation of an association to receive the funds; (b) the delivery to the Company of a proposed allocation of funds approved by two representatives of each Indian village, by the association's board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association's board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation. If the Indian communities breach any of their obligations, we will be released of our obligations under the Terms of Settlement. As of December 31, 2001, we advanced approximately R$3.4 million (US$2.2 million), in accordance with the Terms of Settlement. For additional information, see Note 16 to the Consolidated Financial Statements.

In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Social de Seguridade Social — INSS) demanding payment of social contributions over housing allowances paid to certain employees. We brought several suits before local federal courts contesting such assessment notices and, at December 31, 2001, we have placed approximately US$7.0 million in an escrow account to guarantee the payment of such social contributions in an eventual loss. Such suits are still pending.

We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integração Social — PIS and Contribuição para Financiamento da Seguridade Social — COFINS) determined by Law No. 9,718/98. Our provision with respect to such legal actions equaled approximately US$38.2 million as of December 31, 2001. We believe this provision is sufficient to cover any possible losses in connection with this action.

In December 1994, the Company filed a lawsuit with the federal court in the city of Rio de Janeiro, for the right to deduct from the calculation of income tax and social contribution any depreciation, amortization and depletion due to the difference of 70.28% between the official accounting statements index of monetary correction and the consumer price index, or IPC, during January and February of 1989. Based upon existing Supreme Court precedents, the court recognized the right to deduct from the calculation 42.72% of such depreciation, amortization and depletion. Starting in the third quarter of 2000, the Company has been deducting 42.72% from the income tax and social contribution basis of calculation. On December 31, 2001, the Company recorded a provision for contingencies in the amount of approximately US$20.0 million to cover any unfavorable decision in this lawsuit.

On March 13, 2002 the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of the Company's permits and the process of acquisition of the Company's properties since its installation in Espírito Santo. We cannot give assures on the outcome of such investigation. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations.

Dividends

Under Brazilian Corporate Law, we are required to hold an Annual Shareholders' Meeting by April 30 of each year. At such meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder approval. Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year. Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the Annual Shareholders' Meeting at which they were declared. In any event, declared dividends must be paid before the following December 31. Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the board of directors. The board of directors may also elect to pay interim dividends either (a) based on our net income for any period within our fiscal year or (b) from our retained earnings or certain other revenue reserves established in prior years.

Holders of Class A Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital attributable to the Class A Stock to be paid from annual adjusted net income. In the event dividends in excess of those paid to the holders of Class A Stock are distributed, holders of Common Stock and Class B Stock share ratably in such excess up to an amount equal to the Class A Stock preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and Common Stock. The Class B Stock holders are entitled to receive dividends at least ten percent higher than the amount per share paid to holders of Common Stock. The Company adopts the same standards for payment of dividends for the Class A Stock holders. See "—Dividend Preferences."

Calculation of Adjusted Net Income

Brazilian Corporate Law requires that 5% of a company's annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian law provides that the "capital" of a company is equal to the aggregate amount paid in by investors upon the subscription of such company's capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2001 was approximately R$123 million (US$53 million), or 7% of our capital.

Brazilian Corporate Law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock. First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years. Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place. Second, net income may be appropriated to an unrealized income reserve for future income to be realized from (a) inflationary income, (b) increases in the net worth of affiliated companies and (c) income from term sales to be received in subsequent fiscal years. Third, net income may be appropriated for discretionary purposes, ratified by the shareholders for business expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, a company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which retained earnings a cash dividend may then be paid.

Brazilian legislation requires that the calculation of the amount of a company's net income available for dividend distributions to its shareholders be determined on the basis of financial statements prepared in accordance with Brazilian GAAP using the "corporate law" method. Such net income of a company may not be the same as those determined by the currency of constant purchasing power method. Through 1995 our net income was the same under both Brazilian methods, but differed from that determined in accordance with U.S. GAAP. For all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements. Although the actual amount of dividends as remeasured into U.S. dollars is contained in the consolidated financial statements, investors will be unable to use U.S. GAAP financial information made available by us to calculate such dividends.

Payment of Dividends

Under Brazilian Corporate Law and in accordance with our by-laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the Mandatory Dividend. However, Brazilian Corporate Law provides that a public company is not required to pay the Mandatory Dividend in any year if the management of such company communicates to its shareholders at its annual shareholders' meeting that the payment of such dividend would be detrimental to the Company based on the financial situation of the company and if, within five days of the annual shareholders' meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend. Adjusted Net Income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the board of directors and require approval by the vote of holders of common stock. The Company's board of directors has adopted a policy pursuant to which any such proposal will be dependent upon our results of operations, financial condition, cash requirements for its business, future prospects and other factors deemed relevant by the board of directors. There can be no assurance that there will be any Adjusted Net Income or that dividends in excess of the statutory minimum will be paid nor is there any legal or other requirement to such effect. In the event that the board of directors elects to pay interim dividends in any year, such interim dividends will count toward the calculation of the Mandatory Dividend for such year. Generally, dividends are payable to persons who are shareholders of record on the date on which dividends are declared. We are not required by law to monetarily correct dividends for inflation occurring during the period from the date such dividends are declared to the date they are paid.

As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil. The shares of Class B Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent. Payments of cash dividends and distributions, if any, will be made in Reais to the Custodian on behalf of the Depositary, which will exchange the Reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders. In the event that the Custodian is unable to immediately convert the Reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the Real devalues against the

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

U.S. dollar before such dividends are converted and remitted. Devaluation of the Real will reduce the value in U.S. dollars of distributions and dividends on the Class B Stock and may reduce the value of the Class B Stock and the ADSs. There can be no assurance that the Real will not devalue relative to the U.S. dollar, as in the past, that the Real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Stock or ADSs or any distributions and dividends thereon. Dividends in respect of shares of our Class B Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax. See "Item 10. Taxation—Brazilian Tax Considerations."

History of Dividend Payments

The following table sets forth the dividends paid by us to holders of our capital stock since 1997. The exchange rates used to convert dividends in Reais into U.S. dollars were the rates in effect on the related payment dates.

	Common Stock	Class A Stock	Class B Stock
		(in U.S. dollars per share)	
Year			
1997(1)...................	0.02	0.10	0.02
1998(2)...................	0.02	0.09	0.02
1999(3)...................	0.01	0.06	0.02
2000(4)...................	0.05	0.06	0.06
2001(5)...................	0.06	0.06	0.06

(1) Including the dividend declared on May 12, 1997 and paid on May 23, 1997.
(2) Including the dividend declared on April 17, 1998 and paid on May 11, 1998.
(3) Including dividend declared on March 25, 1999 and paid on April 22, 1999.
(4) Including dividend declared on April 5, 2000 and paid on April 30, 2000.
(5) Including dividend declared on March 30, 2001 and paid on April 12, 2001. The Annual Shareholders' meeting to be held in 2002 will define any additional dividends to be paid with respect to 2001.

Dividend Preferences

Depending on the amount of our annual adjusted net income, holders of our Class A Stock are entitled to a minimum preferential dividend equal to 6% of the capital attributable to its class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription therefor, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. In the event dividends are not paid for three consecutive years, holders of all classes of preferred shares, including Class A and Class B Stock, will be entitled to voting rights.

In the event of dividends in excess of those paid to the holders of Class A Stock are distributed, holders of Common Stock and Class B Stock share ratably in such excess up to an amount equal to the Class A minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and Common Stock. Payment of the Mandatory Dividend is subject to the Class A Preferred Stock minimum preferential dividend.

On June 5, 1997, the Brazilian Congress enacted Law No. 9,457 of May 5, 1997, amending the Corporation Law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class B Stock underlying the ADSs are entitled to such higher dividends distributions.

Significant Changes

Aracruz Trading, issued 5.984% Senior Secured Notes due 2009 on January 30, 2002, in the amount of US$250 million, as part of a new program for the issuance of collateralized debt securities. Subsequent to the offer and sale of the Notes, additional series of notes may be issued, provided that certain conditions are previously met. The Company unconditionally and irrevocably guaranteed all obligations of Aracruz Trading under the Notes. The Notes rank pari passu in priority of payment (subject to mandatorily preferred debts under applicable laws) with all other present and future unsecured and unsubordinated obligations of the Company and have a financial guaranty insurance policy by a financial guaranty insurance company guaranteeing the timely payments of interest on and schedules principal of the Notes. The Notes have been rated AAA by Standard & Poor's, Aaa by Moody's and AAA by Fitch.

The Company agreed, among other things:

- that at least 95% of its export sales of bleached eucalyptus kraft market pulp in the most recent four calendar quarters of certain dates must be made to Aracruz Trading S.A.;
- to limitations on winging-up or dissolution of the Company or possible future mergers and consolidation of the Company for so long as the Notes are outstanding; and
- to perform certain acts in the event of bankruptcy of Aracruz Trading S.A., including the replacement of Aracruz Trading for another company and its assumption of Aracruz Trading's obligations.

On April 11, 2002, the Company announced its consolidated first quarter results prepared in accordance with U.S. GAAP. The Company reported a net loss of US$7.7 million for the three-month period ended March 31, 2002 as compared with a net income of US$34.2 million for the same period in 2001. Net revenues were US$124.2 million for the period ended March 31, 2002, which in turn were US$13.1 million lower than the corresponding period in 2001. This decrease was a consequence of a decrease in the worldwide market of eucalyptus pulp prices. Total sales volume in the first quarter of 2002 was 317,000 tons and the Company's total pulp production for that period was 319,000 tons. For the market, as a whole, in the months of January and February, pulp prices reached a bottom low. As of April 1, 2002, eucalyptus pulp prices increased in Europe to US$420 per ton.

The Offer and Listing

Offer and Listing Details

The principal non-United States market for the Company's Class B Stock is the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange.

In the United States, the Class B Stock trades in the form of ADSs, which are evidenced by American Depositary Receipts issued by Morgan Guaranty Trust Company of New York, as Depositary, each currently representing ten shares of Class B Stock. The ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol "ARA." In December 1999, the Company established a non-sponsored depositary receipt program, representing its Class B Stock, to list and trade such stock on the Latin-American Securities Market, or Latibex, managed jointly by the Madrid Stock Exchange of Spain.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

The program depositary is Servicio de Compensación y Liquidación, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidação e Custódia. Each depositary receipt represents one share of Class B Stock. Trading of the depositary receipts on the Latibex started on December 1, 1999.

Market Price Information

The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Stock on the São Paulo Stock Exchange and (ii) the ADSs on the NYSE since 1996. Prices on the São Paulo Stock Exchange are determined independently on each exchange and need not have occurred on the same date. Such high and low sales prices have been restated in Reais of constant purchasing power based on inflation as measured by the Índice Nacional de Preços ao Consumidor, the National Consumer Price Index, or INPC. See "Item 10. Additional Information—Exchange Controls" for information with respect to exchange rates applicable during the periods set forth below.

	Nominal Reais per Share of Class B Stock		U.S. dollars per ADS (1)	
	São Paulo Stock Exchange		NYSE	
	High	Low	High	Low
1997:				
First Quarter	R$2.25	R$1.74	R$19.26	R$16.26
Second Quarter	2.50	1.86	20.88	16.25
Third Quarter	2.65	2.18	22.56	20.13
Fourth Quarter	2.55	1.44	20.81	13.00
1998:				
First Quarter	R$2.03	R$1.47	R$16.75	R$13.12
Second Quarter	2.07	1.27	16.62	10.81
Third Quarter	1.42	0.57	11.81	4.69
Fourth Quarter	1.48	0.74	11.44	6.44
1999:				
First Quarter	R$3.15	R$0.93	R$14.94	R$7.94
Second Quarter	4.22	2.40	22.12	14.00
Third Quarter	4.95	3.41	25.12	18.37
Fourth Quarter	4.61	3.80	26.25	19.37
2000:				
First Quarter	R$4.95	R$3.37	R$27.13	R$18.94
Second Quarter	3.85	3.13	21.63	16.30
Third Quarter	4.30	3.11	21.94	16.56
Fourth Quarter	3.15	2.32	16.94	11.63
2001:				
First Quarter:	R$3.12	R$2.43	R$17.88	R$12.10
Second Quarter	4.50	2.70	18.70	12.30
Third Quarter	4.60	3.55	18.66	13.12
Fourth Quarter	5.00	3.90	20.30	14.50
Share price for the most recent six months:				
October 2001	R$5	R$3.9	R$18.60	$14.50
November 2001	5	4.15	19.35	16.93
December 2001	R$4.80	R$3.91	$20.30	$17.00

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

	Nominal Reais per Share of Class B Stock		U.S. dollars per ADS (1)	
	São Paulo Stock Exchange		NYSE	
	High	Low	High	Low
January 2002	4.74	4.04	19.42	16.70
February 2002	5.19	4.15	21.65	17.20
March 2002	5.14	4.29	21.45	18.50

(1) All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock.

The closing sales price for the Class B Stock on the São Paulo Stock Exchange as of the close of business on December 31, 2001 was R$3.91 per share, which is equivalent to US$16.85 per ADS, translated at a rate of R$2.3204 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2001 was US$18.18 per ADS. On March 28, 2002, the last reported closing sale price for the Class B Stock on the São Paulo Stock Exchange was R$4.77 per share, equivalent to US$20.53 per ADS translated at the exchange rate of R$2.32326 per US$1.00, the commercial market rate on such date.

As of December 31, 2001, an aggregate of 331,542,432 shares of Class B Stock, or an aggregate of approximately 60% of the outstanding Class B Stock was held in the form of ADSs by registered holders in the United States.

To take advantage of the market price of its stock, the Company engaged in a stock buy-back program in late 1997 which is subject to the limitations set forth in the Brazilian Corporate Law and CVM regulations. In 1997, 1998 and 2000 the total number of shares of Class B Stock bought back by the Company under this program was 6,394,000 shares, 21,832,000 shares and 17,095,000 shares, respectively, for a total cost of approximately US$8.6 million, US$26.4 million and US$22.7 million, respectively. The Company has not bought back any shares during 2001.

The following presentation sets forth information regarding the average daily trading volume of (i) the Class B Stock on the São Paulo Stock Exchange and (ii) the ADSs on the NYSE (adjusted to reflect the ADS Ratio Change) for each of the periods indicated:

	Average Daily Number of Shares of Class B Stock Traded	Average Daily Number of ADSs Traded[1]
	São Paulo Stock Exchange	NYSE
1996:		
First Quarter	1,333	191
Second Quarter	781	154
Third Quarter	344	7
Fourth Quarter	252	6
1997:		
First Quarter	733	115
Second Quarter	497	110
Third Quarter	702	122
Fourth Quarter	1,302	142

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

	Average Daily Number of Shares of Class B Stock Traded	Average Daily Number of ADSs Traded[1]
	São Paulo Stock Exchange	NYSE
1998:		
First Quarter....................	994	120
Second Quarter	759	106
Third Quarter	1,515	169
Fourth Quarter	762	123
1999:		
First Quarter....................	660	220
Second Quarter	250	160
Third Quarter	197	129
Fourth Quarter	277	180
2000:		
First Quarter....................	512	254
Second Quarter	561	178
Third Quarter	830	174
Fourth Quarter	1,562	228
2001:		
First Quarter....................	861	205
Second Quarter..........	971	301
Third Quarter............	383	152
Fourth Quarter...........	448	179

(1) Each ADS represents ten shares of Class B Stock.

Plan of Distribution

Not applicable.

Markets

Trading on the Brazilian Stock Exchanges

On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges. According to the protocol, private equity and debt shall be traded only on the São Paulo Stock Exchange, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on, and privatization auctions are carried out at, the Rio de Janeiro Exchange. The protocol became effective on May 31, 2000.

Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized nonmembers. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of any issuer. Securities listed on the São Paulo Stock Exchange may be traded on the over-the-counter market under limited circumstances.

Trading on the São Paulo Stock Exchange settles three business days after the trade date. Delivery of

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

and payment for securities is made through separate clearinghouses for each exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the securities to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the CBLC — Companhia Brasileira de Liquidação e Custódia.

In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes to one hour whenever its indices fall below the limit of 10% as compared to the index registered in the previous trading session.

As of December 31, 2001, the São Paulo Stock Exchange had an aggregate market capitalization of approximately US$185.4 billion, and an average monthly trading volume of approximately US$5.4 billion for the year 2001. In comparison, the NYSE had a market capitalization of approximately US$16.0 trillion in the year 2001. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2001, the Company accounted for approximately 1.06% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is significantly large concentration in the Brazilian securities markets. As of December 31, 2001, the five most actively traded shares represented approximately 44.38% of the total volume of shares traded on the São Paulo Stock Exchange.

Regulation of Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets in Brazil, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under Brazilian Corporate Law, a corporation is either public (companhia aberta), such as the Company, or closely held (companhia fechada). All public companies, including the Company, are registered with the CVM and are subject to reporting requirements. The Company's stock trades on the São Paulo Stock Exchange, but may be traded privately, subject to limitations.

The Company has the option to request that trading of its securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended by the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries of the CVM or the São Paulo Stock Exchange.

Brazilian securities law and Brazilian Corporate Law provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

The Brazilian Custodian for the Class B Stock and the Depositary for the ADRs must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADRs exchanges ADRs for Class B Stock, the holder will be entitled to continue to rely on the Depositary's electronic certificate of registration for five business days after the exchange.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless the holder obtains a new certificate of registration with the Central Bank.

Selling Shareholders
Not applicable.

Dilution
Not applicable.

Expenses of the Issue
Not applicable.

Additional Information

Share Capital
Not applicable.

Memorandum and Articles of Association
Set forth below is certain information concerning the Company's capital stock and a brief summary of certain significant provisions of the Company's by-laws and Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to the Company's by-laws and to Brazilian Corporate Law.

Corporate Purposes

The Company is a Brazilian corporation (sociedade por ações), enrolled with the National Registry of Legal Entities of the Finance Ministry (CNPJ) under No. 42.157.511/0001-61 and registered with the State Enterprise's Registrar (NIRE) under No. 32300025897. The Company's corporate purposes, as set forth in Article 2 of its by-laws, are to: (i) engage in forestry and reforestation activities; (ii) industrialize and trade forestry products; (iii) explore renewable sources of energy; and (iv) engage in industrial and commercial activities, as well as agricultural and rural activities in general. In order to meet its corporate purposes, the Company may (i) participate in other business enterprises, subject to the approval by the Company's board of directors; and (ii) engage in any activity and perform any services, directly or indirectly related to its principal activities, including import and export.

Capital Stock and Dividend Policy

According to its by-laws, the Company has one class of common stock and two classes of preferred stock, the Class A Stock and the Class B Stock.

Depending on the amount of the Company's annual adjusted net income, holders of Class A Stock are entitled to a minimum preferential dividend equal to 6% of the capital attributable to this class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription thereof, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. Brazilian Corporate Law provides that non-voting or restricted voting shares (such as the Preferred Stock) acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. The Company's by-laws do not set forth any such shorter period. Shareholders have a three-year period, counted from the date in which the Company has made available the dividend, to claim for such dividends.

In the event that dividends in excess of those paid to the holders of Class A Stock are distributed, holders of Common Stock and Class B Stock share ratably in such excess up to an amount equal to the Class A minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and Common Stock. Payment of the mandatory dividend is subject to the Class A Stock minimum preferential dividend.

Under Brazilian Corporate Law, holders of preferred stock without the right to a fixed or minimum dividend have the right to receive dividends in an amount per share at least ten percent higher than the amount per share paid to holders of voting stock. Holders of Class A Stock and Class B Stock have been receiving such higher dividend distributions. See "Item 8. Financial Information—Dividends."

Winding Up

The General Shareholders Meeting (as defined below) may authorize the Company to use its reserves or profits in the redemption or sinking of its shares, determining the applicable conditions and procedures. There are no sinking fund provisions in the Company's by-laws.

According with the Company's by-laws, in the event of winding up, the holders of Class A Stock and Class B Stock shall have priority over the holders of Common Stock on the distribution of the remaining assets of the Company.

Under Brazilian Corporate Law, amortization consists in a distribution that anticipates payments that a shareholder would be entitled to receive in the event of a corporation's liquidation. The amortization may be made in full or partially and may comprise one or all of the classes of the company's shares. Amortizations shall be made without decrease of the corporation's capital stock. If the redemption or amortization does not comprise all of the shares of a relevant class of stock, the shares to be redeemed or amortized shall be chosen through draws to be made by the company. In the event of liquidation of the company, the amortized shares shall only receive distributions after the non-amortized shares have received amounts equivalent to those previously received by the amortized shares.

Shareholders' Meetings

Under Brazilian Corporate Law, at a general meeting of shareholders (a "General Shareholders' Meeting"), convened and held in accordance with such law and the Company's by-laws, the shareholders are empowered to decide all matters relating to the Company's purposes and to pass such resolutions as they deem necessary for the protection of the Company.

Pursuant to Brazilian Corporate Law, shareholders voting at a General Shareholders' Meeting have the power, among others, to: (a) amend the Company's by-laws; (b) elect or dismiss members of the board of directors (and members of the audit committee) at any time; (c) receive the yearly accounts by management and accept or reject management's financial statements, including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts; (d) authorize the issuance of debentures; (e) suspend the rights of a shareholder; (f) accept or reject the valuation of assets contributed by a

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

shareholder in consideration for issuance of capital stock; (g) authorize the issuance of founders' shares; (h) pass resolutions to reorganize the legal form of, merge, consolidate or split the Company, to dissolve and liquidate the Company, to elect and dismiss the liquidators and to examine their accounts; and (i) authorize management to declare the Company insolvent and to request a *concordata* (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

A General Shareholders' Meeting of a publicly held company such as the Company is convened by publishing a notice, no later than fifteen days prior to the scheduled meeting date and no less than three times. The Company publishes such notice in the following newspapers: *A Gazeta* (from Vitória), *Gazeta Mercantil – Edição São Paulo* and *Diário Oficial do Espírito Santo*. This notice must contain the agenda for the meeting and, in the case of an amendment to the Company's by-laws, an indication of the subject matter.

A General Shareholders' Meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as set forth in the Company's by-laws. A shareholder without a right to vote may attend a General Shareholders' Meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a General Shareholders' Meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least half of the issued and outstanding voting shares is required for the types of action described below (as well as, in the case of clause (a), a majority of issued and outstanding shares of the affected class): (a) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of Preferred Shares or creating any class of non-voting Preferred Shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the Preferred Shares; (b) creating founders' shares; (c) changing the Mandatory Dividend; (d) changing the corporate purposes; (e) merging, consolidating or splitting the Company; (f) dissolving or liquidating the Company; and (g) participating in a centralized group of companies as defined under Brazilian Corporate Law.

Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote. A shareholder may be represented at a General Shareholders' Meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company, such as the Company, the attorney-in-fact may also be a financial institution.

Board Practices

Under Brazilian Corporate Law, the members of the board of directors must be shareholders of the Company. There is no requirement as to the number of shares an individual must own in order to act as a member of the board of directors.

According to Brazilian Corporate Law, officers and directors of the Company are prohibited from voting or acting in matters in which their interests conflict with those of the Company.

The Company's by-laws provide that the shareholders are responsible for determining the global annual remuneration of the members of the Company's management bodies. The Company's board of directors is responsible for dividing such remuneration among the members of the management. There are no specific provisions regarding a directors' power to vote its compensation in the absence of an independent quorum.

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial papers, but any other financing arrangements may be entered into by the Company upon the joint signatures of (i) two officers; (ii) one officer and one attorney-in-fact; or (iii) two attorneys-in-fact.

There are no age limit requirements for retirement of the members the Company's board of directors. There are no provisions in the Company's by-laws regarding reelection of directors in staggered intervals.

Limitations on Share Ownership

Under Brazilian law there are no limitations on the ownership by non residents or foreign shareholders of securities of a Brazilian corporation, provided that foreign investments shall be registered with the Central Bank and/or the CVM, as the case may be.

There are no legal limitations on the rights of non residents or foreign shareholders to exercise their voting rights as shareholders of Brazilian corporations.

There are no provisions in the Company's by-laws with respect to disclosure of share ownership. Notwithstanding, Brazilian Corporate Law states that the corporations shall provide information regarding their share registry book and share transfer book to any person, provided that such information is necessary to protect any rights or clarify situations involving interests of: (i) the requiring person; (ii) a shareholder; or (iii) the securities market.

Changes of Control, Mergers, Acquisitions, Spin-Offs

There are no provisions in the Company's by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries. Notwithstanding the foregoing, Brazilian Corporate Law provides that, the affirmative vote of at least 50% of the voting shareholders is necessary to approve a merger, spin-off or dissolution of a corporation.

Changes to Brazilian Corporate Law

The Brazilian Congress enacted Law No. 10,303 on October 31, 2001, which modified several provisions of Brazilian Corporate Law and became effective with respect to the Company in March 2002. According to this Law, preferred shareholders who hold at least 10% of the total share capital of a company are entitled to elect, in a separate election, a representative of the board of directors. Law No. 10,303 also modified the minimum rights attributed to preferred shares, appraisal rights, share redemption procedures and insider trading, among other things.

Material Contracts

The Company did not have at December 31, 2001 any material contracts.

Exchange Controls

There are no restrictions on ownership of the Company's Common Stock or Class B Stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of Common Stock or Class B Stock into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration at the Central Bank.

According to Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. Resolution No. 2,689 defines a foreign investor as any individual, legal entity, mutual fund or other collective investment entity, domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

- appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
- complete the appropriate foreign investor registration form;
- register as a foreign investor with the CVM; and
- register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Investors under Resolution No. 2,689 who are not resident in a tax haven (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See "Item 10. Additional Information—Taxation—Brazilian Tax Considerations."

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved under Annex V Regulations by the Central Bank and the CVM, and final approval was received before the offering of the Preferred Shares underlying the ADSs.

Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Class B Stock or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class B Stock or ADSs. Prospective purchasers of Class B Stock or ADSs should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Class B Stock or ADSs, including, in particular, the effect of any state, local or other national tax laws.

The summary is based upon the tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any documents relating to the ADRs will be performed in accordance with its terms.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders of Class B Stock or ADSs. Prospective purchasers of Class B Stock or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Class B Stock or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Stock or ADSs by a holder that is not domiciled in Brazil for Brazilian taxation purposes and, in the case of a holder of Class B Stock, who has an investment in foreign currency registered at the Central Bank (a "Foreign Holder"). This summary does not specifically address all of the Brazilian tax considerations applicable to any particular Foreign Holder. Each Foreign Holder should consult his own tax adviser concerning the Brazilian tax consequences of an investment in Class B Stock or ADSs. Any change in such law may change the consequences described below.

Registered Capital

The amount of an investment in Class B Stock must be registered by the Foreign Holder of such Class B Stock (or by the Custodian in the case of Class B Stock held by the Depositary) with the Central Bank as "Registered Capital" in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Stock. The Registered Capital for each share of Class B Stock issued to the Depositary will be equal to its issue price in U.S. dollars. The Registered Capital for a share of Class B Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the São Paulo Stock Exchange on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the São Paulo Stock Exchange in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the Commercial Market rate for U.S. dollars in effect on the date the Class B Stock is withdrawn or, at the Foreign Holder's option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the Class B Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Stock).

Taxation on Distributions

Withholding Income Tax (Imposto de Renda na Fonte). Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law. However, dividends paid with respect to income earned until December 31, 1995 are subject to withholding income tax at rates ranging from 15% to 25%, according to the tax legislation applicable to each corresponding year. The rate of such tax may be reduced under certain circumstances by a tax treaty (at least with respect to shares not held by the Depositary). However, there is no tax treaty between the United States and Brazil, and the only existing tax treaty that reduces the rate of withholding income tax to less than 15% is that between Brazil and Japan, which reduces the rate of withholding income tax to 12.5%.

In the case of dividends paid to foreign investors resident in countries where the maximum income tax rate is lower than 20%, such dividends may be subject to Brazilian withholding income tax at a rate of 25%.

Taxation on Gains

Gains on the Disposition of ADSs. Gains obtained outside Brazil by a Foreign Holder on the disposition to another Foreign Holder of ADSs representing Class B Stock are not subject to Brazilian tax.

Deposits and Withdrawals of Class B Stock in Exchange for ADSs. A Foreign Holder may deposit or withdraw Class B Stock in exchange for ADSs without incurring Brazilian tax. On receipt of the underlying Class B Stock, the Foreign Holder will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in "Registered Capital" and will be subject to the rules on Taxation on Distributions and Taxation of Gains applicable to the Class B Stock, discussed herein. Such rules generally are less favorable to Foreign Holders than the rules applicable to ADSs. In addition, such Foreign Holder may experience delays in effecting such registration, which may delay remittances abroad. Such delay may adversely affect the amount in U.S. dollars received by the Foreign Holder. See "Item 3. Key Information—Risk Factors Risks Relating to Preferred Shares and ADS—Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences."

Gains on the Disposition of Class B Stock. Foreign Holders are not subject to tax in Brazil on gains obtained on sales of Class B Stock that occur abroad to persons who are not resident in Brazil or on the proceeds of a redemption of, or liquidating distribution with respect to, the Class B Stock. Since January 1, 1996, Foreign Holders have been subject to Withholding Income Tax (i) at a rate of 15% on gains obtained on sales or exchanges to, or with, a resident in Brazil and (ii) at a rate of 10% on gains obtained on sales or exchanges that occur in Brazil (e.g., on a Brazilian stock exchange). According to Law No. 9,959, dated as of January 27, 2000, the rate of 10% referred to above will be increased to 20% for transactions which occur after January 1, 2002. However, a Foreign Holder who withdraws Class B Stock in exchange for ADSs generally will not be subject to Withholding Income Tax. The gain obtained as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency obtained on the sale or exchange and the acquisition cost, without any correction for inflation, of the Class B Stock sold. The gain obtained as a result of a transaction outside of a Brazilian stock exchange will be calculated based on the Registered Capital for the Class B Stock sold. Reductions in the rate of Withholding Income Tax provided for in tax treaties do not apply to the Withholding Income Tax on such gains. The tax on gains is collected out of the proceeds of a sale or exchange by the stock exchange in the case of sales effected through a Brazilian stock exchange and, in other cases, by the purchaser.

Taxation on Income Obtained Abroad

Prior to January 1, 1996, Brazilian tax laws taxed earnings related to the activities performed within Brazil by Brazilian companies, branches of foreign companies and nonresidents in general. Since January 1, 1996, profits, capital gains and other income obtained abroad by a Brazilian company or by its foreign branches or subsidiaries or by foreign companies controlled by or affiliated with such company, must be added in the determination of such Brazilian company's profits and, therefore, taxed in Brazil when distributed or otherwise made available to the Brazilian shareholders. Provisionary Measure No. 2,158 enacted in July 27, 2001 determined that profits obtained abroad by a foreign branch or subsidiary of a Brazilian company must be taxed in Brazil at the same time of the yearly distribution of such profits.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Therefore, accumulated profits accounted until December 31, 2001 will be taxed at the end of the following fiscal period. After January 2002, such profits will be taxed at the end of each fiscal period.

Stamp and Excise Taxes

There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the Class B Stock or to the ADSs.

United States Tax Considerations

The following discussion summarizes the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Class B Stock or ADSs. The following discussion deals only with U.S. Holders (as defined below) that will hold Class B Stock or ADSs as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax treatment of holders that may be subject to special rules under U.S. federal income tax law, such as banks, insurance companies, dealers in securities, persons that will hold Class B Stock or ADSs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the U.S. dollar and persons that own or are treated as owning 10% or more of the voting shares of the Company. In the opinion of Shearman & Sterling, this discussion, insofar as it relates to U.S. federal income tax matters currently applicable to holders of Class B Stock or ADSs, fairly summarizes, subject to the limitations stated herein, the material tax consequences of acquiring, owning and disposing of the Class B Stock or ADSs.

This summary is based on the Code, judicial decisions, published rulings, administrative pronouncements and Treasury Regulations, as in force on the date of this Annual Report on Form 20-F. Changes to (or changes in the interpretation of) any of the foregoing authorities could apply on a retroactive basis, and could affect the tax consequences described herein. In addition, such statements are based in part on representations of the Depositary and assume that the obligations contemplated by the Deposit Agreement and related documents will be performed in accordance with their terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to consult their own tax advisors concerning the overall tax consequences to them, including the consequences under state, local and foreign tax laws, of the acquisition, ownership and disposition of Class B Stock or ADSs.

In this discussion, references to "ADSs" also refer to shares of Class B Stock and references to a "U.S. Holder" are to a holder of an ADS (i) that is a citizen or resident alien individual of the United States of America, (ii) that is a corporation or partnership created or organized under the laws of the United States of America or any state thereof, (iii) that is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) that is a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owners of the ADSs represented by such ADRs and of the Class B Stock represented by such ADSs.

Taxation on Dividends

A U.S. Holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Company as a dividend to the extent that such distribution is paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes ("e&p"), when such distribution is received by the Custodian. To the extent that a distribution exceeds the e&p of the Company, such excess will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of property. The taxable amount of any distribution will include the amount of any Brazilian tax withheld in respect of such distribution, and the taxable amount of a distribution paid in Reais will be measured by reference to the exchange rate for converting Reais into U.S. dollars in effect on the date the distribution is received by the Custodian, regardless of whether the payment is in fact converted to U.S. dollars. If the Custodian does not convert such Reais into U.S. dollars on the date received, the U.S. Holder may recognize foreign currency loss or gain when the Custodian (or Depositary) does convert such Reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of any foreign currency gain or loss if any Brazilian currency amounts received by the U.S. Holder or the Depositary are not converted into U.S. dollars on the date of receipt. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside the United States and generally will be treated separately along with other items of "passive" (or in the case of certain U.S. Holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain conditions and limitations, any Brazilian withholding tax paid in connection with a distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or, if such U.S. Holder elects, such Brazilian withholding tax may be taken as a deduction in computing taxable income). The United States Treasury has expressed concerns that holders of foreign securities, such as depositary shares or depositary receipts, may be claiming foreign tax credits in situations where an intermediary has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

Taxation on Capital Gains

A U.S. Holder's tax basis in an ADS generally will equal the cost of such ADS to such U.S. Holder. Upon the sale or other taxable disposition of an ADS, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of the ADS and the U.S. Holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and generally will be treated as capital gain or loss from U.S. sources. If Brazilian withholding tax is imposed on a sale or other taxable disposition of ADSs (see "Brazilian Tax Considerations" above), the amount realized by a U.S. Holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for such Brazilian taxes, as well as for any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. federal income tax purposes, is subject to certain limitations and involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, ADSs.

For U.S. federal income tax purposes, redemption by the Company of an ADS will be treated as a sale of such ADS if such U.S. Holder does not own (and is not deemed to own) any other equity interest in the Company after the redemption, or if certain other conditions are met.

Passive Foreign Investment Companies

If during any taxable year of the Company, 75% or more of the Company's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the Company (generally assets that generate passive income) is 50% or more of the average value of all the Company's assets, the Company will be treated as a "passive foreign investment company" ("PFIC") under U.S. federal income tax law. If the Company is treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of ADSs, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of the Company's income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the Company's stock as permitted by the Code. Based on the Company's operations and business plans, the Company does not believe that it is currently a PFIC, and does not expect to become a PFIC in the foreseeable future.

U.S. Backup Withholding and Information Reporting

The information reporting requirements of the Code generally will apply to distributions to a U.S. Holder in respect of the ADSs. Subject to certain exceptions, U.S. Holders may also be subject to "backup" withholding tax at a rate of 30% (subject to reduction in future years) on distributions with respect to, and proceeds from the sale and other taxable disposition of, ADSs if such U.S. Holder fails to supply a correct taxpayer identification number and certain other information in the required manner. Backup withholding will not apply with respect to payments made to certain recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the U.S. backup withholding rules from a payment with respect to the ADSs generally may be refunded or credited against such U.S. Holder's U.S. federal income tax liability, provided that the required information is properly furnished to the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th

Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Investors may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which the Company's American Depositary Shares are listed.
The Company also files financial statements and other periodic reports with the CVM.
Copies of the Company's annual reports on Form 20-F and documents referred to in this Annual Report and the Company's by-laws will be available for inspection upon request at the Company's principal office at Rua Lauro Müller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, and its telephone number is (55-21) 3820-8111 or at the Company's web site: www.aracruz.com.br. *Information contained in the Company's web site is not part of this Annual Report.*

Subsidiary Information

Not required.

Quantitative and Qualitative Disclosures About Market Risk

As an exporter, the Company considers the U.S. dollar as its operating currency. The market risk exposures are the U.S. dollar against the Real variation and interest rate variation (fixed, floating and U.S. dollar-indexed).
Aracruz holds, on a weekly basis or more frequently if necessary, Treasury Cash Committee meetings where macroeconomic issues are discussed for its implications on financial matters. During such meetings future steps are also decided in accordance with the directives set by the board of directors and with corporate policies.
The Company has guaranteed debt with BNDES loans and secured debt related to the securitization program. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—BNDES Loan Agreements" and "Item 8. Financial Information—Significant Changes."

Exchange Rate Sensitivity

Aracruz was substantially hedged on a balance sheet basis against local currency risk at the end of 2001 according to U.S. GAAP rules.
The table below sets forth the assets and liabilities for the year 2001 in terms of currency denomination:

	Total Year Ended December 31, 2001	Denomination: Real-denominated	Denomination: US dollar-denominated
		(in US$ millions)	
Assets:	2,778	253	2,525
Current Assets	641	147	494
Long-Term Assets	135	106	29
Permanent Assets	2,002	—	2,002
Liabilities:	2,778	370	2,408
Current Liabilities	425	129	296
Long-Term Liabilities	615	241	374
Stockholders' Equity	1,738	—	1,738

As a result of its hedged position, the gain and loss on currency translations at the end of 2001 (after the local currency devaluation) was a net loss of US$18 million.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Having its revenues 97% U.S. dollar-denominated and its costs and expenses almost entirely local currency denominated, the Company highly benefits from the local currency devaluation on an ongoing basis, significantly improving its margins and cash generation. See "Item 5. Operating and Financial Review and Prospects—Operating Results."

Interest Rate Sensitivity and Sensitivity to Inflation Rates

As of December 31, 2001, approximately 23% of the Company's total indebtedness was Real-denominated, which consisted of loans bearing interest at variable rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2001, the TJLP ranged from 9.25% to 10% for the year. In 2000, the TJLP ranged from 9.75% to 12%, averaging 10.75% for the year. The interest payable by the Company on the Real-denominated debt is equal to the TJLP, plus 1.8% to 5.0% per annum. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" and "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—BNDES Loan Agreements."

As of December 31, 2001, the Company had outstanding loans with BNDES with an aggregate amount of approximately R$649.2 million (equivalent to US$279.8 million at the year end's exchange rate), mainly denominated in Reais.

As measured by the General Market Price Index, the inflation rate for 2000 was 9.95%. However, as a result of the devaluation of the Real, inflation in 2001 increased to 10.37%. See "Item 5. Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment."

Set forth in the table below are the Company's currency and interest rate exposures, on financial debt outstanding for the years 2002 through 2009.

Denomination	Interest rate	Principal Amount Outstanding (in millions of U.S. dollars)						
		2002	2003	2004	2005	2006	2007-2009	Total
Local currency	TJLP [1]	33.7	30.3	27.4	24.1	24.3	57.5	197.3
Foreign currency	Foreign currency basket [2]	1.3	4.5	8.0	7.9	7.9	20.4	50.0
	Fixed	256.5	4.5	4.5	3.6	2.8	1.4	273.3
	LIBOR	19.6	130.9	174.6	1.2	0.9	0.5	327.7
Total per year		311.1	170.2	214.5	36.8	35.9	79.8	848.3

(1) Long-Term Interest Rate.
(2) Basket of foreign currencies including U.S. dollars, Japanese yen and European currencies.

Commodity Price Sensitivity

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company does not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices. However, it seeks to minimize these risks through efficient operating and inventory management procedures.

Description of Securities Other than Equity Securities

Not applicable.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

PART I

Defaults, Dividend Arrearages and Delinquencies

None.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Reserved

Not applicable.

Reserved

Not applicable.

PART II

Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

Financial Statements

The following financial statements are filed as part of this Annual Report, together with the report of the independent accountants.

Exhibits

1. See free translation into English of the Company's by-laws (*estatuto social*) filed as Exhibit 1 to the Company's Annual Report dated June 30, 2001.

2. The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis. The Company

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

4(b)(i) see the agreement for the Rendering of Sea Transportation Services between the Company and Norsul, dated December 19, 2000 (free translation into English) filed as Exhibit 4(b)(i) to the Company's Annual Report dated June 30, 2001.

First Addition to the Loan Agreement between the Company and BNDES, dated June 13, 2001 (free translation into English).

Term of Adhesion to the Company's Shareholders' Agreement by Mondi Brazil Limited, Inc., dated June 13, 1996 (free translation into English).

Term of Adhesion to the Company's Shareholders' Agreement by Newark Financial, Inc., dated November 1, 2001 (free translation into English).

6. See Note 1(o) to the Company's financial statements for information explaining how earnings per share information was calculated.

8. See Item 4B of this Annual Report for information regarding the Company's subsidiaries.

INDEX TO FINANCIAL STATEMENTS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Financial Statements at December 31, 2000 and 2001 and Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers | Vitória, Brazil

Auditores Independentes | January 10, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars
(Except number of shares)

Assets	December 31, 2000	December 31, 2001
Current assets		
Cash and cash equivalents	18.091	20.125
Debt securities available-for-sale	323.032	405.493
Accounts receivable, net		
Related party	9.530	3.520
Other	84.536	89.208
Inventories, net	83.237	69.685
Deferred income tax, net	6.736	3.439
Recoverable income and other taxes	72.081	46.744
Prepaid expenses and other current assets	5.695	2.603
	602.938	640.817
Property, plant and equipment, net	1.664.322	1.913.191
Investment in affiliated company	79.698	80.893

Liabilities and stockholders' equity	December 31, 2000	December 31, 2001
Current liabilities		
Suppliers	29.310	57.656
Payroll and related charges	11.036	10.242
Income and other taxes	13.416	31.096
Current portion of long-term debt		
Related party	60.251	47.180
Other	45.035	143.815
Short-term borrowings - export financing and	157.693	120.052
Accrued finance charges	9.063	14.808
Other accruals	1.273	431
	327.077	425.280
Long-term liabilities		
Long-term debt		
Related party	109.367	232.600
Other	169.506	304.583

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars
(Except number of shares)

Other assets		
Advances to suppliers	16.659	20.198
Deposits for tax assessments	20.329	15.669
Deferred income tax, net	7.163	8.611
Recoverable income and other taxes	54.868	89.944
Other	8.481	8.874
	107.500	143.296

Tax assessments and litigation contingencies	68.910	70.662
Other	6.115	7.023
	353.898	614.868
Commitments and contingencies (Note 16)		
Minority interest	362	319
Stockholders' equity		
Share capital – no – par - value shares authorized and issued		
Preferred stock		
Class A - 2000 - 40.929.550 shares; 2001 - 40.479.797 shares	33.455	33.087
Class B - 2000 - 581.599.464 shares; 2001 -		

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars
(Except number of shares)

582.049.217 shares	581.041	581.409
Common stock - 2000 and 2001 - 455.390.699 shares	297.265	297.265
Treasury stock		
Class A preferred stock - 2000 and 2001 - 35.301 shares: Class B preferred stock - 2000 - and 2001 - 45.330.292 shares: and common Stock - 2000 and 2001- 483.114 shares	(57.807)	(57.807)
Total share capital	853.954	853.954
Other cumulative comprehensive income		
Net unrealized gain on available-for-sale securities	1.095	10.920
Appropriated retained earnings	340.250	295.106
Unappropriated retained earnings	577.822	577.750
	1.773.121	1.737.730
	2.454.458	2.778.197

2.454.458	2.778.197

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Income

Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

	Year ended December 31,		
	1999 (Reclassified)	2000 (Reclassified)	2001
Operating revenues			
Sales of eucalyptus pulp			
Domestic	33,796	43,601	23,579
Export	596,242	800,634	583,365
	630,038	844,235	606,944
Sales taxes and other deductions	(43,459)	(63,240)	(32,589)
Net operating revenues	586,579	780,995	574,355
Operating costs and expenses			
Cost of sales	375,513	412,313	420,606
Selling	25,311	21,492	23,253
Administrative	18,354	22,454	22,012
Other, net	33,060	11,978	25,561
	452,238	468,237	491,432
Operating income	134,341	312,758	82,923
Non-operating (income) expenses			
Equity in results of affiliated company		1,313	(1,195)
Financial income	(100,692)	(64,849)	(54,749)
Financial expenses	120,336	101,461	70,215
Loss (gain) on currency remeasurement, net	7,454	(8,812)	18,029
Other, net	(146)	(120)	(171)
	26,952	28,993	32,129
Income before income taxes and minority interest	107,389	283,765	50,794
Income tax expense (benefit)			
Current	8,980	40,461	35,722
Deferred	7,699	41,604	(2,992)
	16,679	82,065	32,730
Minority interest in losses of subsidiary	63	11	43
Net income for the year	90,773	201,711	18,107

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Income

Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

	Year ended December 31,		
	1999 (Reclassified)	2000 (Reclassified)	2001
Basic and diluted earnings per share			
Class A preferred stock	0.09	0.20	0.05
Class B preferred stock	0.09	0.20	0.02
Common stock	0.08	0.18	0.01
Weighted-average number of shares Outstanding (thousands)			
Class A preferred stock	40,979	40,903	40,651
Class B preferred stock	553,279	552,889	536,512
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	Year ended December 31,		
	1999	**2000**	**2001**
Cash flows from operating activities			
Net income for the year	90,773	201,711	18,107
Adjustments to reconcile net income to cash provided by operating activities:			
Non-cash items			
Depreciation and depletion	158,829	167,960	162,567
Equity in results of affiliated company		1,313	(1,195)
Provision for impairment of property, plant and equipment	1,573		
Deferred income tax	7,699	41,604	(2,992)
Loss (gain) on currency remeasurement	7,454	(8,812)	18,029
Loss on sale of equipment	23,864	1,643	8,883
Other	648		
Decrease (increase) in assets			
Accounts receivable, net	(16,000)	(11,226)	(5,122)
Inventories, net	13,303	(11,337)	13,552
Interest receivable on debt securities	11,606	(36,398)	4,792
Recoverable income taxes	(14,015)	(1,047)	(27,025)
Other	(2,734)	(890)	5,019
Increase (decrease) in liabilities			
Suppliers	4,429	7,788	27,977
Payroll and related charges	(4,021)	3,458	(353)
Income and other taxes and litigation contingencies	18,888	45,323	31,382
Accrued finance charges	(11,739)	(8,381)	5,825
Other	(1,898)	407	714
Net cash provided by operating activities	288,659	393,116	260,160
Cash flows from investing activities			
Debt securities	509,108	(96,165)	(92,279)
Proceeds from sale of equipment	61,871	677	392
Acquisition of companies		(101,215)	(5,137)
Additions to property, plant and equipment	(56,467)	(118,152)	(416,353)
Net cash provided by (used in) investing activities	514,512	(314,855)	(513,377)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars **(Continued)**

	Year ended December 31,		
	1999	**2000**	**2001**
Cash flows from financing activities			
Short-term debt, net	(403,105)	57,134	(15,224)
Long-term debt			
Issuances			
Related parties	2,703		160,889
Other	78,400		280,374
Repayments			
Related parties	(52,020)	(62,699)	(53,214)
Other	(231,654)	(289,085)	(54,945)
Bank deposits, as compensating balances	1,195	2,589	
Treasury stock acquired		(22,718)	
Dividends paid	(18,196)	(57,963)	(63,169)
Net cash provided by (used in) financing activities	(622,677)	(372,742)	254,711
Effect of changes in exchange rates on cash and cash equivalents	(19,790)	(18)	540
Increase (decrease) in cash and cash equivalents	160,704	(294,499)	2,034
Cash and cash equivalents, beginning of year	151,886	312,590	18,091
Cash and cash equivalents, end of year	312,590	18,091	20,125
Supplementary cash flow information			
Financial charges paid	138,309	69,303	49,258
Income taxes paid, including escrow deposits for tax assessments	19	20	66
Withholding income tax on financial income	64,909	25,825	34,020

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Share Capital						
Preferred stock – Class A						
Balance, January 1	41,042,246	33,547	40,941,849	33,465	40,929,550	33,455
Conversion to Class B stock	(100,397)	(82)	(12,299)	(10)	(449,753)	(368)
Balance, December 31	40,941,849	33,465	40,929,550	33,455	40,479,797	33,087
Preferred stock - Class B						
Balance, January 1	581,486,768	580,949	581,587,165	581,031	581,599,464	581,041
Conversion from Class A stock	100,397	82	12,299	10	449,753	368
Balance, December 31	581,587,165	581,031	581,599,464	581,041	582,049,217	581,409
Common stock						
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265
Treasury stock						
Balance, January 1	(28,753,707)	(35,089)	(28,753,707)	(35,089)	(45,848,707)	(57,807)
Treasury stock acquired			(17,095,000)	(22,718)		
Balance, December 31	(28,753,707)	(35,089)	(45,848,707)	(57,807)	(45,848,707)	(57,807)
Total share capital	1,049,166,006	876,672	1,032,071,006	853,954	1,032,071,006	853,954

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts) **(Continued)**

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Balance brought forward	1.049.166.006	876.672	1.032.071.006	853.954	1.032.071.006	853.954
Net unrealized gain on available-for-sale securities						
Balance, January 1		(11.177)		514		1.095
Unrealized gain on available-for-sale securities, net of reclassification adjustments		17.236		988		14.664
Tax effect on above		(5.545)		(407)		(4.839)
Balance December 31.		514		1.095		10.920
Appropriated retained earnings						
Unrealized income reserve						
Balance, January 1		8.572		9.016		
Transfer from (to) unappropriated retained earnings		444		(9.016)		
Balance, December 31		9.016				
Investments reserve						
Balance, January 1		313.942		143.917		282.475
Transfer from (to) unappropriated retained		(170.025)		138.558		(40.354)
Balance, December 31		143.917		282.475		242.121
Legal reserve						
Balance, January 1		66.801		50.492		57.775
Transfer from (to) unappropriated retained earnings		(16.309)		7.283		(4.790)
Balance, December 31		50.492		57.775		52.985
Total appropriated retained earnings		203.425		340.250		295.106
Balance carried forward	1.049.166.006	1.080.611	1.032.071.006	1.195.29	1.032.071.006	1.159.98

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars
(except number of shares and per-share amounts)

(Continued)

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Balance brought forward	1,049,166,006	1,080,611	1,032,071,006	1,195,299	1,032,071,006	1,159,980
Unappropriated retained earnings						
Balance, January 1		312,354		572,701		577,822
Net income for the year		90,773		201,711		18,107
Cash dividends (per share: 1999 - U.S.$ 0.06 to Class A preferred stock and U.S.$ 0.01 to both Class B preferred and common stock; 2000 - U.S.$ 0.06 to Class A preferred stock and U.S.$ 0.05 to both Class B preferred and common stock; 2001 - U.S.$ 0.06 to both Class A preferred and Class B preferred stock and U.S.$ 0.06 to common stock)		(16,316)		(59,765)		(63,323)
Transfer from (to) reserves		185,890		(136,825)		45,144
Balance, December 31		572,701		577,822		577,750
Total stockholders' equity	1,049,166,006	1,653,312	1,032,071,006	1,773,121	1,032,071,006	1,737,730
Comprehensive income is comprised as follows:						
Net income for the year		90,773		201,711		18,107
Net unrealized gain on available-for-sale securities						
Unrealized gain arising during the year, net of tax		12,340		581		9,825
Less: reclassification adjustments for losses included in net income		(649)				
		11,691		581		9,825
Total comprehensive income		102,464		202,292		27,932

The accompanying notes are an integral part of these consolidated financial statements.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

1. Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

During the first quarter of 2001, in an effort to improve its reporting practices, the Company changed its policy regarding the classification of freight costs in the statement of income. As a result of this change, oceanic freight charges, which had previously been classified as a reduction of export sales of eucalyptus pulp, and other freight charges, which had previously been classified as selling expenses are classified as component of cost of sales. Additionally, management identified certain administrative expenses that it believes are indirectly related to the production process and, beginning January 1, 2001, these costs are classified as a component of cost of sales. Prior year amounts have been restated to conform to the current year's presentation.

The Company has reported in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions, have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2001 was a net loss of U.S.$ 18.0 million (U.S.$ 8.8 million gain in 2000 and U.S.$ 7.5 million loss in 1999). The exchange rates at December 31, 2001, 2000 and 1999 were, respectively: U.S.$ 1: R$ 2.3204, R$ 1.9554 and R$ 1.789.

Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

(b) Basis of consolidation

The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda., Terra Plana Agropecuária Ltda. and Alcoprado Empreendimentos Ltda.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

(d) Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, debt securities and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions and in very short-term securities, and the Company's debt securities are principally comprised of U.S. dollar denominated notes which are issued and guaranteed as to principal and interest by the Brazilian government. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e) Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method.

(f) Investments in affiliated companies

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 45% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and amortization of goodwill.

(g) Debt securities available-for-sale

In accordance with SFAS 115 - "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments in securities are classified in accordance with their nature and management's intentions. Available-for-sale debt securities are carried at cost plus accrued interest, adjusted to market value. Any unrealized gains or losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

(h) Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Tree development costs and forest maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars), at the contractual interest rates.

Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

(i) Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j) Recoverability of long-lived assets

In accordance with SFAS 121 – "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. At December 31, 1999 the Company recorded provision of

U.S.$ 1.6 million for impairment related to plant and equipment discontinued. The Company did not record a provision for impairment in 2000 and 2001.

(k) Employee retirement and postemployment benefits

The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No significant amounts were accrued at December 31, 2000 and 2001, since future severance costs are not reasonably estimable.

(l) Compensated absences

The liability for employees' future vacation compensation is accrued as vacation vests during the year.

Expressed in thousands of United States dollars

(m) Revenues and expenses

Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when title has transferred to the customer. Expenses and costs are accrued as incurred.

(n) Accounting for derivatives and hedging activities

The Company maintains an overall risk management strategy to minimize significant unplanned fluctuations caused by foreign exchange rate volatility. The Company may enter into forward foreign exchange contracts to protect against exchange rate movements affecting its non-US dollar denominated export accounts receivable. Additionally, the Company may enter into foreign currency swaps and foreign currency options to manage risk in administering the Company's cash and cash equivalents portfolio. Finally, the Company may enter into contracts to protect against exchange rate movements affecting its non-US dollar denominated accounts payable and indebtedness. Market-value gains and losses on these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the accounts receivable and cash equivalent balances.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137 and SFAS 138. These standards are effective for the Company as from January 1, 2001. SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, in which the Company is hedging changes in the fair value of an asset, liability or firm commitment, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

As of December 31, 2001, the adoption of SFAS 133, as amended did not have a significant effect on the Company's results of operations or its financial position.

(o) Income taxes

The Company has adopted SFAS 109 - "Accounting for Income Taxes" for all years presented. Accordingly, the Company recognizes (i) the benefits of tax loss carryforwards available to be offset against future taxable income and (ii) deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

Expressed in thousands of United States dollars

(p) Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 1999, 2000 and 2001.

(q) Comprehensive income

The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".

1. Recently issued accounting pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued Statements on Financial Accounting Standards ("SFAS") 141 - Business Combinations ("SFAS 141"), effective for the Company as from 2002, and 142 - Goodwill and Other Intangible Assets ("SFAS 142"), effective for the Company as from 2003 and 2002, respectively. These standards address, respectively, financial accounting and reporting for business combinations and for acquired goodwill and other intangible assets.

In addition, the FASB has also issued SFAS 143 – Accounting for Asset Retirement Obligations and SFAS 144 – Accounting for the Impairment or Disposal of Long-Lived Assets, effective for the Company as from 2003 and 2002, respectively. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and replaces SFAS 121, which addressed the same subject.

Management estimates that adoption of these standards will not have a material impact on the financial position and results of operations of the Company.

2. Sale of the "Electrochemical Plant"

During 1999, the Company sold its "electrochemical plant" to CanadianOxy Chemicals Holding Ltd., a Canadian group. The loss on sale of the plant of U.S.$ 21.6 million (U.S.$ 13.6 million net of taxes) was recorded in "Other operating costs and expenses".

Pursuant to a contract signed by the Company and the acquirors of the electrochemical plant, the Company will purchase future production from the plant. See discussion of "take-or-pay" contract in Note 16 (b).

3. Acquisition of companies

(r) Terra Plana Agropecuária Ltda

On June 1, 2000 the Company acquired Terra Plana Agropecuária Ltda ("Terra") for U.S.$ 20,204. The acquisition has been accounted for using the purchase method of accounting. The net assets of Terra are comprised solely of land, and at September 30, 2000 the Company allocated the purchase price to land (U.S.$ 13,169) and goodwill (U.S.$ 7,035), based upon estimates of the fair value of the land. Goodwill will start to be amortized as the forest is grown on a straight-line basis over 7 years, which the Company believes is the estimated benefit period of the forest.

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

(s) Veracel Celulose S.A.

On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for U.S.$ 81,011. Veracel is currently in the pre-operational stage, growing eucalyptus plantations in the state of Bahia in Brazil. Stora Enso OYJ and Odebrecht S.A. own the remaining 45% and 10%, respectively. At the end of 2002, the Company and Stora Enso will jointly decide, based upon prevailing market conditions, whether to proceed with a planned construction of Veracel's own green field plant.
Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, beginning in 2002 Veracel will supply up to 3.85 million cubic meters of wood at U.S.$ 40.50 per cubic meter.

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2000 the Company's investment in Veracel included goodwill of U.S.$ 15,583. For the year ended December 31, 2001, the Company recognized an equity gain of U.S.$ 1,195 (2000 – loss of U.S.$ 1,313).

1. Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution are presented as follows:

	Year ended December 31 - %		
	1999	2000	2001
Federal income tax rate	25.0	25.0	25.0
Social contribution (*)	8.0 to 12.0	9.0 to 12.0	9.0
Composite tax rate	33.0 to 37.0	34.0 to 37.0	34.0

(*) Pursuant to a Provisional Measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will be further reduced to 8% again effective January 1, 2003. Because Provisional Measures are valid only for 30 days unless approved by the Congress or reissued, the enacted rate continues to be 8% in accordance with the provisions of SFAS 109. Therefore, this rate was used to calculate deferred taxes at December 31, 2001 and 2000.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

	Year ended December 31,		
	1999	2000	2001
Income before income taxes and minority Interest	107,389	283,765	50,794
Federal income tax and social contribution at statutory rates	39,734	93,642	17,285
Adjustments to derive effective tax rate:			
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:			
Translation effect for the period	(14,797)	(4,688)	(4,131)
Depreciation on difference in asset basis	29,025	22,406	21,083
Valuation allowance (reversal)			
Operations in Brazil	(38,924)	(5,394)	
Operations outside Brazil	2,617	(29,737)	(2,474)
Effects of changes in tax rates for 1999	(1,116)		
Other permanent items	140	5,836	967
Income tax expense in the consolidated statements of income	16,679	82,065	32,730

The major components of the deferred tax accounts in the balance sheet are as follows:

	December 31,	
	2000	2001
Assets		
Tax loss carryforwards		
Operations in Brazil	63	11,491
Operations outside Brazil	2,474	
Expenses not currently deductible	20,686	21,646
Other capitalized investments	(13,586)	(24,526)
Others	6,736	3,439
Valuation allowance	(2,474)	
	13,899	12,050
Current assets	6,736	3,439
Long-term assets	7,163	8,611

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

	December 31,	
	2000	2001

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced. Tax loss carryforwards do not expire and are available to offset against future taxable income limited to 30% of taxable income in any individual year.

In addition, at December 31, 2001, the Company had recoverable taxes in the total amount of U.S.$ 136,688 relating mainly to the withholding income tax on financial income (U.S.$ 73.374), which can be offset with future income tax payable, and to the value-added tax credits (U.S.$ 53,104). During 2001, management recorded a valuation allowance in the amount of U.S.$ 10,754 to adjust the value-added tax credits to its estimated realizable values.

During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded a provision of U.S.$ 13.6 million relating to income taxes on its foreign subsidiaries taxable income for the year.

1. **Cash and cash equivalents**

	December 31,	
	2000	2001
Brazilian reais	704	1,328
United States dollars	15,768	17,813
Other European currencies	1,619	984
	18,091	20,125

Cash equivalents denominated in Brazilian Reais represent principally short-term investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at December 31, 2000 consists primarily of time deposits with prime financial institutions and at December 31, 2001 of money market fund quotas, comprised of securities rated as investment grade.

1. **Debt securities available-for-sale**

The Company's debt securities available-for-sale are comprised of Notas do Tesouro Nacional ("National Treasury Notes") Series D, and Notas do Banco Central ("Central Bank Bonds") Series E, which are issued and guaranteed by the Brazilian Federal Government and certificates of deposit with prime institutions in

Expressed in thousands of United States dollars

Brazil, partially swapped to U.S. dollars. These securities have maturity dates ranging from May 2002 to June 2004.

At December 31, 2001, the fair value of the Company's debt securities available for sale amounted to U.S. $ 405,493 (2000 – U.S. $323,032), with an unrealized gain, net of tax, of U.S. $10,920 (U.S.$ 1,095) recorded as a component of other cumulative comprehensive income.

2. **Accounts receivable, net**

	December 31,	
	2000	2001
Customers - pulp sales		
Domestic	8,149	3,421
Export	80,887	84,042
Advances to suppliers	3,432	2,522
Other	2,044	3,060
	94,512	93,045
Allowance for doubtful accounts	(446)	(317)
Total, net	94,066	92,728

At December 31, 2001, one customer accounted for 23% of total customer receivables (2000 two customers accounted for 30%) and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

	December 31,	
	2000	2001
United States dollars	77,439	82,276
European currency units – EURO	3,448	1,766
	80,887	84,042

Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in Note 18.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

1. **Inventories, net**

	December 31,	
	2000	2001
Finished products	36,412	27,780
Work in process	824	919
Timber	5,737	5,837
Raw materials	10,731	8,552
Spare parts and maintenance supplies, less allowance for loss of U.S.$ 2,615 (2000 – U.S.$ 4,841)	29,533	26,597
	83,237	69,685

Spare parts include parts which, when utilized, are expected to extend the useful lives of plant and equipment and will be capitalized.

1. **Property, plant and equipment**

	December 31, 2000			December 31, 2001		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	178,192		178,192	206,211		206,211
Timber resources	482,164	327,680	154,484	523,122	352,690	170,432
Buildings, improvements, and installations	467,231	264,275	202,959	472,799	282,835	189,964
Equipment	1,831,744	830,576	1,001,168	1,812,318	868,242	944,076
Information tecnology Equipment	41,898	28,082	13,816	47,753	30,872	16,881
Other	144,617	95,331	49,287	143,510	109,957	33,553
	3,145,849	1,545,943	1,599,906	3,205,713	1,644,596	1,561,117
Construction in Progress	64,416		64,416	352,074		352,074

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

	December 31, 2000			December 31, 2001		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Total	3,210,265	1,545,943	1,664,322	3,557,787	1,644,596	1,913,191

During the second quarter of 2000, the Company commissioned a technical report from engineering experts in order to align, for accounting purposes, the remaining useful life of the plant assets to their prospective economical use. Based on that report, which considered aspects such as the useful economic life established by the assets' manufacturers, the Company's maintenance standards and the general conditions of use and conservation, management concluded that the Company should depreciate its industrial assets at higher annual rates to reflect the actual wear of the assets by their use. Accordingly, as a result of this change, which was effective April 1, 2000, the depreciation charge for the year ended December 31, 2000 increased by U.S.$ 17.8 million. For the year ended December 31, 2000, U.S.$ 15.6 million was charged against cost of sales, net income was reduced by U.S.$ 10.5 million and earnings per share were reduced by U.S.$ 0.02 per Class A and B shares U.S.$ 0.02 per common share for the year ended December 31, 2000. Assets acquired in the future will be depreciated at the same rates as those determined in the technical report, taking into consideration the nature of the assets.

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project ("Fiberline C"). The project consists in a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo State to 2 million tons a per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the plant is expected to begin operations in the third quarter of 2002, reaching full capacity the following year. The total budgeted investment in the expansion project is approximately U.S.$ 825 million, of which U.S.$ 575 million will be invested in the production line and the balance in land, forest and other investments. Until December 31, 2001 the Company had invested approximately U.S.$ 464 million.

In 2001, the Company capitalized approximately U.S.$ 12.9 million of interest cost on funds used to construct property, plant and equipment.

During 2001, the Company's Board of Directors approved a project for the construction of a port terminal in Caravelas, in the State of Bahia to support the transportation of wood by ferry into Portocel, which will also be expanded.

1. Short-term borrowings

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2000 and 2001 were, respectively, 7.4% and 4.7 %.

At December 31, 2001, U.S.$ 22,600 of short-term borrowings fall due within 90 days and U.S.$ 97,021 from 91 to 180 days.

2. **Long-term debt**

	December 31,	
	2000	**2001**
Denominated in Brazilian currency – term loans with varying interest rates; principally the "Long-term Interest Rate" (TJLP) plus 7.8 % to 11.0 % (2000 - 5.5% to 11.5%), due 2002 to 2009	117,464	196.952
Denominated in foreign currencies		
Term loans – 3.5 % to 11.65 % (2000 – 9.26% to 12.37%), due 2002 to 2009	192,921	309,747
Securitization of receivables - 7.98% due 2002	39,547	13,222
Import financing – 2.20 % to 7.08 % (2000 – 6.56% to 7.31%), due 2002 to 2007	34,227	28,257
Pre-export financing – 3.52 % to 6.71 %, due 2003 to 2004		180,000
	266,695	531,226
Total	384,159	728,178
Less current maturities	105,286	190,995
	278,873	537,183

In January 1994, the Company issued U.S.$ 120 million of 10.375% unsecured notes (the "Notes") maturing 2002. Interest, fees and commissions on the Notes are exempt from Brazilian withholding tax. However, should the instruments be redeemed prior to their original final maturities, the Company will be obligated to pay such tax on both past and future payments at rates from 12.5% through 15%, depending upon the country to which such payments are remitted.

During 1995, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received from a trust and advanced to Aracruz Trading S.A., U.S.$ 200 million, representing funds received by the trust through the private placement of trust certificates. In return, the Company securitized the financing by selling to the SPE its current and future accounts receivable from designated customers. Concurrently, the SPE has assigned its right, title and interest on the

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

certificates to the trust. Each month such collections in excess of contractual funding requirements are transferred to the Company.

At December 31, 2001, U.S.$ 13.2 million (2000 – U.S.$ 39.5 million) remain outstanding due through June 2002, with annual interest of 7.98%. In August 1995, Aracruz Trading S.A. used the funds to purchase the full amount of an issue of US$ 150 million of Aracruz Celulose S.A.'s unsecured 9% notes, due August 2003; accordingly these amounts have been offset against each other in the consolidated financial statements.

In February and June 2001, the Company obtained export receivables bank financing in the amount of U.S.$ 180 million, with annual interest rates ranging from 3.52% to 6.71%. These loans will be repaid between May 2003 and April 2004.

In June 2001, the Company obtained a line of credit from BNDES in the amount of R$ 666 million (U.S.$ 287 million), denominated in Reais, to be repaid from 2003 through 2009, of which R$ 417.8 million (U.S.$ 170.7 million at December 31, 2001) have been drawn at December 31, 2001 with annual interest rates ranging from 7.8% to 11.65%. These funds are primarily being used to finance the construction of the new Fiberline C plant and forestry operations.

Also, during June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates at 3.50%, secured against future export sales receivables.

At December 31, 2001, the Company had in treasury and available for resale all of its debentures (approximately U.S.$ 93 million at December 31, 2001 values) issued in 1982 and 1990, which were repurchased in the market in 1992.

The long-term portion of the Company's debt at December 31, 2001 becomes due in the following years:

2003	170,230
2004	214,482
2005	36,807
2006	35,931
2007 and thereafter	79,733
Total	537,183

1. **Stockholders' equity**

On October 3, 2001, Mondi Brazil Limited (Mondi) and Votorantim Celulose e Papel S.A. (VCP) signed a Share Purchase and Sale Agreement according to which VCP, through a subsidiary incorporated outside Brazil, agreed to acquire from Mondi 127,506,457 common shares of capital stock of Aracruz, representing 28% of the Company's voting capital and 12.3% of the total capital stock, excluding treasury stock, for the amount of US$ 370 million. The transfer of the referred shares occured on November 1, 2001, date on which the VCP subsidiary became a member of the controlling group, together with Lorentzen and Safra (each of

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

the three with 28% of the voting capital and 3 seats on the Board) and BNDES Participações (with 12.5% of the voting shares and 1 seat on the Board).

In order to be able to transfer its stake in Aracruz, Mondi obtained VCP's commitment to adhere to the existing Shareholders' Agreement of Aracruz, which expires in 2008. The Shareholders' Agreement does not contain a right of first refusal to the existing controlling shareholders but establishes that none of the controlling shareholders can hold more than 28% of the company's voting capital.

As a result, at December 31, 2001, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%. At December 31, 2001, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 10.8% and 9.3%, respectively, of the total preferred stocks and, at December 31, 2000, had, respectively 13.8% and 9.7%.

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital. Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders ("Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Basic and diluted earnings per share ("EPS") as of December 31, 1999, 2000 and 2001, as presented in the Company's statement of income, have been calculated on the above basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock. However, the per share amounts have been rounded to two decimal places.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

The following presents the earnings per share calculations:

	1999	2000	2001
Net income for the year	90,773	201,711	18,107
Less priority Class A preferred stock dividends	(2,429)	(2,219)	(1,889)
Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(57,308)	(52,429)	(16,218)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	31,036	147,063	
Weighted average number of shares outstanding (thousands)			
Class A preferred	40,979	40,903	40,651
Class B preferred	553,279	552,889	536,512
Common	454,908	454,908	454,908
Basic and diluted earnings per share			
Class A preferred	0.09	0.20	0.05
Class B preferred	0.09	0.20	0.02
Common	0.08	0.18	0.01

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2001, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 206 million.

Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unnapropriated retained earnings as financial resources become available for dividend distribution.

The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2001, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 123 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

At the Company's Annual General Meeting held on March 30, 2001, the stockholders approved the payment of dividends of R$ 136,878 thousand, equivalent to US$ 63,323 at that date, representing dividends of R$ 138.16 – US$ 63.92 per thousand shares of Class A and B preferred stock and R$ 125.60 – US$ 58.11 per thousand shares of common stock. The dividends were paid in April 2001.

1. Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of ARUS is to supplement the social security pension benefits of the employees of the Company and affiliated company and other companies. ("Sponsors").

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which owns and administers (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds, marketable equity securities and real estate.

Contributions made by the Company to the plan amounted to U.S.$ 1,266, U.S.$ 1,183 and US$ 1,031 in 1999, 2000 and 2001, respectively, and represented the annual pension expense of the Company for the plan.

The Company provided for U.S.$ 2.5 million of income taxes on financial income of the pension entity Fundação Aracruz de Seguridade Social – ARUS. The taxation of this investment income was being disputed by ARUS and other Brazilian pension entities and has finally been introduced by the Provisory Measure No.2222/01 which establishes that withholding income tax will be applied to their investment portfolio on a retroactive basis. The Company reached an agreement with the Federal authorities based on the Provisory Measure and will pay the income tax due in January 2002.

2. Employee benefits

In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

3. Commitments and contingencies

(a) Contingencies

(b) Labor proceedings

The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

Company agreed to pay U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

In addition, at December 31, 2001, the Company had a total provision recorded for other cases of U.S.$ 5.4 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 3.9 million.

(c) Administrative proceedings

The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 5.8 million at December 31, 2001), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2001, the Company had donated to the Indian Associations approximately R$ 3.4 million (U.S.$ 2.2 million) (U.S. $ 1.8 up to December 31, 2000) under the Terms of Settlement.

(d) Fiscal proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2001, the Company is contesting this notification and has placed approximately U.S.$ 7.0 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(e) Income tax and social contribution related to the "Plano Verão"

In December 1994, the Company petitioned the Tribunal Regional Federal of the 2nd Region (the "Tribunal") to include in the determination of income tax and social contribution the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using the 42.72% deduction and has made a provision for contingencies of US$ 20,015 to cover the effects of the use of this deduction until a final court ruling is obtained.

(f) PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2001, the provision for contingencies included US$ 38,204 related to PIS and COFINS on exchange

Expressed in thousands of United States dollars

gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

(g) Value-Added Tax

During 2001 the Company received tax assessment from fiscal authorities of the States of Espírito Santo and Bahia, the total amount of U.S$ 36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company.

The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2001.

(h) Others

The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 6.7 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 4.6 million in escrow accounts.

(i) "Take-or-pay" contract

In connection with the sale of the electrochemical plant in 1999 (see Note 3), the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

(j) Compliance with regulations

The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

1. Derivative instruments, hedging and risk management activities

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates. These activities expose the Company to credit and foreign currency fluctuation risks, as well as risks associated with the effects of changes in floating interest rates. The Company maintains an overall risk

Expressed in thousands of United States dollars

management strategy to minimize significant unplanned fluctuations caused by foreign exchange rate volatility.

The Company's Treasury assesses, at least on a weekly basis, macroeconomic issues and the implications of these issues on the Company's financial performance. The Treasury reports to the Chief Financial Officer. The responsibilities of the Treasury include the proposal of the Company's corporate risk management policy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign currency risk management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward-exchange contracts to implement this strategy.

At December 31, 2001, the Company had entered into five forward foreign-exchange contracts to protect its foreign currency denominated accounts receivable and bank balances against exchange rate movements in the aggregate amount of EUR 14,623 thousand (2000 – EUR 3,103 thousand), equivalent in aggregate to U.S.$ 13,124 (2000 – U.S.$ 2,885). The contracts expire in January, February, March and April 2002. The Company realized a net loss in 2001 associated with its forward foreign exchange contracts of U.S.$ 50 (2000 – U.S.$ 227).

Additionally, the Company has been investing substantially all of its financial resources in long-term U.S. dollar denominated or U.S. dollar indexed available-for-sale debt securities to protect against the exchange risk of a devaluation of the Brazilian real.

(b) Interest rate risk management

The Company's strategy for interest rate management has been to maintain a diversified portfolio of interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2001 the Company had no outstanding interest rate swap contracts.

(c) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

2. **Nonderivative financial instruments**

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

Cash - the carrying amount of cash is a reasonable estimate of its fair value.

Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

Debt securities - the Company's debt securities are stated at their fair value, which was estimated by obtaining quotes from major financial institutions and brokers.

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2001 and 2000. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

3. **Geographical information**

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,		
	1999	2000	2001
	(Reclassified)		
North America	208,618	284,135	119,593
Europe	267,704	387,497	229,913
Asia	109,911	122,169	232,371
Other	10,009	6,833	1,488
Total	596,242	800,634	583,365

Sales to one unaffiliated customer represented 21% of net sales in 2001, 25% in 2000 and 26% in 1999. No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

1. **Related parties**

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,			
	2000		2001	
	Assets	Liabilities	Assets	Liabilities
Balance sheet				
Current assets				
Cash and cash equivalents	2		1	
Accounts receivable	9,530		3,520	
Current liabilities – suppliers				714
Long-term debt (including current portion and accrued finance charges)		171,133		281,944
	9,532	171,133	3,521	282,658

	Year ended December 31,					
	1999		2000		2001	
	Income	Expense	Income	Expense	Income	Expense
Income statement						
Operating revenues	36,855		44,555		23,336	
Financial expenses		78,168		14,152		10,292
	36,855	78,168	44,555	14,152	23,336	10,292

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars

(unless otherwise stated)

1. **Supplementary information - Valuation and qualifying accounts**

Description	Balance at	Additions	Deductions	Balance at
2001				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	446		129	317
Inventories	4,841		2,226	2,615
Investments (other assets - other)	801			801
Deferred income tax	2,474		2,474	
2000				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	490		44	446
Inventories	3,522	1,319		4,841
Investments (other assets - other)	801			801
Property, plant and equipment, net	20,164		20,164	
Deferred income tax	38,761		36,287	2,474
1999				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	112	400	22	490
Inventories	3,522			3,522
Investments (other assets - other)	802		1	801
Property, plant and equipment, net	18,591	1,573		20,164
Deferred income tax	75,068		36,307	38,761

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(unless otherwise stated)

1. **Supplementary information - Valuation and qualifying accounts**

Description	Balance at	Additions	Deductions	Balance at
2001				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	446		129	317
Inventories	4,841		2,226	2,615
Investments (other assets - other)	801			801
Deferred income tax	2,474		2,474	
2000				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	490		44	446
Inventories	3,522	1,319		4,841
Investments (other assets - other)	801			801
Property, plant and equipment, net	20,164		20,164	
Deferred income tax	38,761		36,287	2,474
1999				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	112	400	22	490
Inventories	3,522			3,522
Investments (other assets - other)	802		1	801
Property, plant and equipment, net	18,591	1,573		20,164
Deferred income tax	75,068		36,307	38,761

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.03 - OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ARACRUZ CELULOSE S.A.

By: /s/ Carlos Augusto Lira Aguiar
Name: Carlos Augusto Lira Aguiar

By: /s/ Agílio Leão de Macedo Filho
Name: Agílio Leão de Macedo Filho

Date: April 16, 2002

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - CAPITAL EXPENDITURES PROJECTS

The Project Fiberline C

After 12 months of intense activity, the Fiberline C project — for construction of a third pulp production line — has entered the final phase. The site preparation work was concluded during the year and all efforts are now being focused on assembling and installing equipment.

The construction site, which had some 4.550 workers laboring simultaneously at the peak of activity, is quickly being transformed into a modern and technologically advanced pulp line. The internal challenge for the managers of the project is to commission the new line in May 2002, two months earlier than the originally scheduled startup date.

In 2000, we had already increased the burn capacity of Recovery Boiler C in preparation for construction of Fiberline C. In 2001, Recovery Boilers A and B were retrofitted, raising the overall capacity of the three units to 8.740 tds/day, necessary for operation of the three pulp lines. The oldest of the three boilers — Recovery Boiler A — was basically replaced by an entirely new one, since only the outer structure of the old one was kept. The operation was conducted in record time: just 108 days from the beginning of construction until the new boiler was commissioned.

When the third line is ready, Aracruz's nominal pulp production capacity will be increased by about 700,000 tons a year, with effective capacity to reach 780,000 tons after a period of process adjustments and optimization.

The Fiberline C construction plan was based on an Engineering, Procurement and Construction (EPC) concept, dividing the work into 12 distinct areas. Based upon extremely exacting criteria, single suppliers were given responsibility for each one of those areas. As a result, Aracruz has hired a very select group of companies, each a world leader in its field, to supply technology and equipment.

In order to carry out this project, Aracruz had budgeted capital expenditures of $825 million, of which $575 million for expanding manufacturing facilities, $220 million for the acquisition of new land, forest plantations and harvesting equipment, and $30 million for investments in logistics and other infrastructure. As a result of the devaluation of the Brazilian currency, the Real, and the low incidence of contingencies during construction, we now expect to save about $40 million on the total investment.

The investment in the mill, now expected to reach $555 million, represents only $711 per ton of capacity (based on 780,000 tons of effective capacity), surely the lowest investment per ton of production capacity ever achieved by a pulp mill anywhere in the world.

Added to this low investment cost are very low operating costs, since existing overhead will not be increased, while the use of leading edge technology will ensure lower variable production costs than those of the current lines. As a result, it is expected that the project's internal rate of return, using very conservative future pulp price forecasts, will exceed 20% per year, based on constant dollar projections.

Stock participation in Veracel

Representatives of Aracruz Celulose, of Stora Enso and of Odebrecht they signed on October 10, 2000, in Salvador-Bahia, association agreement in Veracel for the which Aracruz starts to stop 45% of the capital of the company.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

14.05 - CAPITAL EXPENDITURES PROJECTS

After a feasibility study we decided to invest in a lumber pre-drying process. This process will allow better control of the drying process, improving quality and reducing defects after the wood is dried in the kilns.

In October, APM received the CNI 2001 - State Level Design Prize in the Ecological Design Management Category from the Federation of Industries of the state of Bahia and the Euvaldo Lodi Institute. The award honored the company for producing and selling high quality hardwood that comes from renewable and sustainable tree plantations.

INFORMATION TECHNOLOGY

During 2001, we implemented a number of SAP R/3 human resources modules, thus allowing greater delegation of responsibility to line managers while still enabling the Human Resources Department to maintain overall control.

We began the development of an e-commerce (supply chain) project in line with the company's strategic plan for e-business, prepared the previous year. The project should be concluded in the beginning of 2002 and its purpose is to optimize the entire logistics process, providing speedier and more precise information about products all along the chain of supply. In turn, this will help us improve customer service.

We also upgraded the SAP R/3 enterprise system to its most recent version, seeking to support e-business initiatives and our information technology infrastructure. The upgrade ensures enhanced availability, integration and safety of our computer systems.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

15.01 - ENVIRONMENTAL MATTERS

Treatment of Liquid Effluent

Aracruz's effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent. The biological treatment consists of 4 aerated and 2 stabilization lagoons with 6 days total retention time. There is also one emergency lagoon that is able to retain 12 hours of all liquid effluent flow.

The quality of the treated effluent is:

- Suspended Solids (SS): 1.70 kg/air dry ton pulp;

- Organically bound chlorine (AOX): 0.14 kg/ air dry ton pulp;

- Chemical oxygen demand (COD): 17.0 kg/ air dry ton pulp;

- Biochemical oxygen demand: 1.73 kg/ air dry ton pulp;

- Color: 45.3 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The Company systematically monitors the coastal water near the pulp mill to evaluate the possible impact of the effluents on the marine environment. These test are run by universities and research institutes under the supervision of state environmental agencies, and never have discovered any significant alterations to the receiving body.

The conception of the treatment project guarantees a safe discard of liquid effluent into the sea ecosystem.

Treatment of Waste Gases

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment - in its project designs are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

- **Continuous Digestors**: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

- **Condensate Strippers**: The contaminated condensates from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

15.01 - ENVIRONMENTAL MATTERS

- **Recovery Boilers**: Aracruz was one of the first industries in Brazil to use the low-odor recovery boiler. Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere. The efficiency of this system is over 99%.

- **Power Boilers**: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these gases are discharged through 85-meter high flue gas stacks. The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

- **Lime Kiln**: part of the closed liquor circuit, this burns the calcium carbonate. Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator. The lime furnace also burns off gases containing the odor-forming compounds;

- **Incinerator**: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

- **Bleaching**: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz, 99% of particulate material is removed and cycled back into the process for reuse; 98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.

* * *

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

16.01 - LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
01	LABOR DISPUTE	0,51	6,32	YES	12,600
02	TRIBUTARY / FISCAL	6,14	75,58	YES	150,743
03	OTHER	1,46	18,00	YES	35,900

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

17.01 - TRANSACTIONS WITH RELATED PARTIES

The transactions with related parties are presented on the financial statements as of December 31, 2001 as follows:

	Aracruz Trading S.A.	Aracruz Celulose (USA) Inc.	Aracruz Produtos de Madeira S.A.	Total
Sales of eucalyptus pulp	928,079	211,205	421	1,139,705
Financial expenses, net	42,825			42,825
Other (income) expenses	78,981	(7,714)		71,267

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article 1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article 2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

I - to participate in any modes of other business enterprises, resulting from a decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly and indirectly related to its principal activities, including import and export.

Article 3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espírito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article 4:

The Corporation shall have an indeterminate period of duration.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,077,919.713 (one billion, seventy seven million, nine hundred and nineteen thousand, seven hundred and thirteen) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred and ninety nine) being common shares and 622,529,014 (six hundred and twenty two million, five hundred and twenty nine thousand and fourteen) classes A and B preferred shares.

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders' Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph befalls to the General Stockholders' Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued; the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article 6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders' Meetings.

Article 7:

Preferred shares shall not be entitled to vote, but in the event of liquidation of the Corporation, they are assured priority in the capital reimbursement.

First Paragraph:

Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares shall be entitled to receive the same dividend paid to common shares, with no priority to receive dividends.

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Article 8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissão de Valores Mobiliários) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article 9:

Each class of shares shall have its own set of numbers.

Article 10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article 11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CHAPTER III

GENERAL STOCKHOLDERS' MEETINGS

Article 12:

General Stockholders' hold Meetings shall be held until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders' Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article 13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

Article 14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

BOARD OF DIRECTORS

Article 15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 2 (two) from amongst its members, who, in the indicated order, will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article 16:

It is the responsibility of the Board of Directors:

I - to establish the general guidance for the business of the Corporation and to determine the related financial and economic policies;

II - to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III - to supervise the Officers' administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

IV - to call the General Stockholders' Meetings;

V - to give their opinion about the Administration report and the Board of Officers' accounts;

VI - to deliberate about capital stock increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders' Meeting and of the Board of Directors itself are complied with;

XI - to approve plans, programs and financial and investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders' Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV- to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer's office and future alienation;

XV- to decide about the issue of Commercial Papers.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder's interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder's interests, increase of capital stock or authorized capital, approval of business plans and its amendments, modification of by-laws, issue of securities, sale or encumbrance of the company's permanent assets, agreements with related persons and investments in new capacity production; and

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article 17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President or by at least 3 (three) of its Members. The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers' Meetings.

Article 21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders' Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article 22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders' Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I - to call and chair the Board of Officers' Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

Article 24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints. Pursuant to this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.

Article 25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present. The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article 26:

The Corporation shall have a non-permanent Financial Board, constituted by 5 (five) permanent members and 5 (five) alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article 27:

The Fiscal Year shall coincide with the calendar year. On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders' Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article 28:

In order for the Corporation to comply with stockholders' agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Article 33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred capital stock increases.

vvvvvv

Identical to the original.

Transcribed from the competent book.

(Signed) - José Luiz Braga - Legal Manager.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

I, the undersigned Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, Capital of the State of Rio de Janeiro, Federative Republic of Brazil, duly appointend to translate from and into Portuguese, English,Italian, German and French, pursuant to a decree signed by the Presidente of the Republic under date of May 15th, 1959, certify hereby that a document issued in PORTUGUESE was shown to me to translate it into ENGLISH, which I did lawfully and truly by reason of my office, as follows:

TRANSLATION Nº 96645 – 120 – L. CCXLI
BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL
(National Bank for Economic and Social Development)

— SHAREHOLDERS' AGREEMENT as made among the
— BNDESPAR, the Business group LORENTZEN, the
— SOUZA CRUZ, whit the ARACRUZ as intervenient Party, as follows hereunder.

BNDES PARTICIPAÇÕES S.A. — BNDESPAR, a shareholder's corporation, having their head offices in Brasília, Federal Capital, and an office in Rio de Janeiro, on Avenida Chile, 100, enrolled at the CGC-MF (General Taxpayer's Registry of the Ministry of Finance) under number 00.383.281/0001-09, hereinafter called BNDESPAR, through their legal representative as undersigned;

ERLING SVEN LORENTZEN, a Norwegian, born in Oslo, married and industrialist, resident and domiciled in this city, on av. Visconde de Albuquerque, nº 333, - Apt. 403-B, enrolled at the CPF/MF (individual Taxpayers' Registry of the Ministry of Finance) under number 021.948.307-82, bearer of Identity Card number RNE-0863797, as undersigned; ARAPAR S.A., a shareholders' corporation, with their head offices and jurisdiction in this city, capital of the State of Rio de Janeiro, on Avenida Augusto Severo, nº 8 – 7th floor-partly, enrolled at the CGC/MF under number 29282803/0001-68, through their legal representative, as undersigned;; LORENTZEN EMPREENDIMENTOS S.A. a shareholders', corporation, with their head offices and jurisdiction in this city, capital of the State of Rio de Janeiro, on Avenida Augusto Severo, nº 8 – 7th floor, enrolled at the CGC/MF under number 33107533/0001-26, through their legal representative, as undersigned; hereinafter jointly called GRUPO EMPRESARIAL LORENTZIN (Business Group Lorentzen) or Party;

JOSEPH YACOUB SAFRA, a Brazilian, married, a banker, resident and domiciled in the city of São Paulo, State of São Paulo, on Rua Professor Arthur Ramos, nº405 – 16th floor, enrolled at the CPF/MF under number 006062278-49, bearer of Identity Card number RG – 2192208, herein represented by his attorney in fact Moise Yacoub Safra; MOISE YACOUB SAFRA, a Brazilian, married, a banker, resident and domiciled in the city São Paulo, State São Paulo, on Rio de Janeiro, nº 274, 8th floor, enrolled at the CPF/MF under number 006062198-20, bearer of Identity Card number RG-2042744; CANTÃO IMÓVEIS REPRESENTAÇÕES LTDA, a limited liability company, with head offices and jurisdiction in the city of São Paulo, State of São Paulo, on Rua XV de Novembro nº 228, first floor, enrolled at the CGC/MF under number 51724713/0001-83, through their legal representative as undersigned; BARUMIRIM ADMINISTRAÇÃO DE BENS E PARTICIPAÇÕES LTDA., a limited liability company, with head offices and jurisdiction in the township of Matão, State São Paulo, on the Washington Luiz (SP-310) Highway, Km 37, enrolled at the CGC/MF under nº 54250634/0001-21, through their legal representative as undersigned; hereinafter jointly called GRUPO EMPRESARIAL SAFRA (Business Group Safra) or Party;

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

COMPANHIA SOUZA CRUZ INDÚSTRIA E COMÉRCIO, an open company, with head offices and jurisdiction in the city of Rio de Janeiro, RJ, on Rua da Candelária, nº 66, Center enrolled at the CGC/MF under number 33.009.911/0001, through their legal representatives, as undersigned, hereinafter called simply SOUZA CRUZ, or Party;

BILLERUD AKTIEBOLAG, a Swedish, concern, with head-offices at 66.100, SAEFFLE, Sweden, through their legal representative, as undersigned, with legal powers inclusively to be subpoened, in the terms of article 19 of Law nº 6.404/76, hereinafter called simply BILLERUD, or Party;

All for them on the whole or jointly in part, according to the case, hereinafter simply called Parties, with the intervenient Party ARACRUZ CELULOSE S.A., an open company, with head offices in this city of Rio de Janeiro, enrolled at the CGC/MF under number 42.157.511/0002, through their legal representatives, as undersigned hereinafter simply called ARACRUZ;

Hold it among them un just contract to enter into the present shareholders' Agreement under the following terms and conditions:

CLAUSE FIRST

OBJECT . — The present Agreement has for its object the practice of corporate rights, for the Parties, as resulting from their participations in the common voting shares in the ARACRUZ. Accordingly, all the preferred stock, representative of the ARACRUZ capital, remains excluded from the scope of the present Agreement, which is being ruled solely by the relevant legislation.

Sole Paragraph — Are considered Parties, for the purposes as due to the law, in this Agreement:

e) BNDESPAR;

f) The physical persons and/or bodies corporate, signatories to this Agreement, defined in preamble thereof as GRUPO EMPRESARIAL LORENTZEN, as well as other concerns, that take part, or will be taking a part in the capital of the ARACRUZ, with whom the physical persons and bodies corporate, identified above, jointly or separately, directly or through subsidiaries, hold a relationship of expressive share control or participation, enbaling to subject them to the same decision centers;

g) The physical persons and/or bodies corporate, signatories to this Agreement, defined in preamble thereof as GRUPO EMPRESARIAL SAFRA, as well as other concerns, that take a part, or will be taking a part in the capital of the ARACRUZ, with whom the physical persons and bodies corporate, identified aboe, jointly or separately, directly or through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them to the same decision centers;

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

e) The SOUZA CRUZ and other concerns that participate or will taking part in the capital of the ARACRUZ, with whom the body corporate mentioned above, directly of through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them to the same decisions center;

f) The BILLERUD and other concerned that take a part or will be taking a part in the capital of the ARACRUZ, with whom the body corporate mentioned above, directly or through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them, to the same decision center.

CLAUSE SECOND

OF THE PARTIES' VOTE AT THE ARACRUZ SHAREHOOLDERS' MEETING

The Parties assume the commitment, at all the ARACRUZ Shareholders' Meetings, to exercise their right to vote in a uniform manner and in same direction such as to attend, strictly, to had been deliberated at the previous meetings as exposed in Clause Third.

CLAUSE THIRD

OF THE PREVIOUS MEETINGS — The Parties assume the commitment to always hold, at the, head offices of the ARACRUZ, a Previous Meeting prior to every ARACRUZ Shareholders' Meeting, in order to deliberate on the subject matter of the respective Agenda.

Paragraph One — The Orevius Meeting referred to by the heading of this Clause shall be held at the last 3 (three) days before at ARACRUZ Shareholders Meeting, whose agenda is to be the object of the Previous Meeting deliberation.

Paragraph Two — The Previous Meeting shall be called to convene by the Parties, who delegate authority to ARACRUZ to do so, by means of telex, telegrams or any other written means of communication, no later than 5 (five) days before that Meeting.

Paragraph Three — Of the Previous Meeting a document shall be worked out, that shall be signed by all those present, substation the decisions taken at the Previous Meeting, who shall establish the position to be taken by the Parties, with regard to the agenda of the Shareholders' Meeting that it precedes.

Paragraph Four — The Party who, eventually, does not appear at the Previous Meeting, assumes the commitment, from right now on, to vote at she Shareholders' Meeting in accordance with what has been decided at said Previous Meeting.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CLAUSE FOUR

QUORUM FOR DELIBERATIONS – At the Previous Meetings subject of Clause Third, shall be considered as approved only the propositions that obtain cumulatively:

a) The majority of votes from the Parties present; and
b) The majority of votes from the Parties present who are national shareholders, as defined in Clause Six.

Paragraph One – At the Previous Meetings, the votes shall be polled according to the number of shared at each Party owns in the common voting stock capital of the ARACRUZ, there corresponding a vote to each share owned.

Paragraph Two – The Parties assume the commitment to exercise their right to vote, at the Previous Meetings that deliberate upon the composition of the ARACRUZ Administration Counsel, in such a way as to secure to each Party a proportional representation at their respective participation in the ARACRUZ voting stock capital, provision in Paragraph Three being duly observed.

Paragraph Three – As long as they are titleholder of voting shares in a percentage equal to, or above, 5% (five percent) of the ARACRUZ common voting capital stock, the Parties qualified in the Preamble of this Agreement are ensured the right to indicate, each one of them, at the least, one member of the Administration Counsel. Such right is personal and untransferable, and does not accompany, therefore, the shares eventually transferred by such shareholders to some person not belonging to business group thereof, unless otherwise unanimously agreed upon.

CLAUSE FIVE

OF PARTICIPATION IN SHAREHOLDERS' MEETINGS – To the purposes as provided in Clause Second, the Parties mutually designate and appoint each other their attorney in fact, according to article 126, Paragraph One of Law nº 6.404/76, to the special purpose of representing their principals when absent at the ARACRUZ shareholders' meetings, with powers to vote the respective agenda, in accordance with the Parties' deliberation at the Previous Meeting.

Paragraph One – The Parties assume the commitment to renew annually the power of attorney as conferred in the heading of this Clause.

Paragraph Two – When at a Shareholders' Meeting, there be proposed matters that have not been the subject of a previous agreement, and upon which the Parties do not have an unanimous position, and the taking of an immediate decision being indispensable, there shall be requested a suspension of the meeting to the purpose of mutual consultation and drawing up of the document in the terms of Paragraph Three, Clause Three.

18.01 - BYLAWS

CLAUSE SIX

CONTROL PRESERVATION — During the validity of this Agreement, the control of ARACRUZ, represented, at the least, by 51% (fifty-one percent) of their voting capital stock, shall belong to the Parties that are national shareholders, understood as follows:

a) Physical persons resident and domiciled in the Country (Brazil), and/or,
b) Bodies corporate of internal public law; and/or
c) Bodies corporate having near head offices and jurisdiction here and who, directly or indirectly, are controlled by persons referred to in breaks a) and b) above.

Paragraph One — The national shareholders Parties and their direct or indirect controllers, in view of the provision in the heading of this Clause, assume especially the obligation:

A) Not to practice, in favor, directly or indirectly, of persons not domiciled in the Country, any acts of waiver of right, burdening or alienation, with respect to the shares, and their respective subscription rights, that they own or will be owning including in result of subscription, in the ARACRUZ voting capital stock, or for successor thereof, or of concerns through which the ARACRUZ control performed, and neither to approve nor allow that through an omission of theirs, there be approve n act that causes a commercial succession of the concern with the loss, limitation or lessening of any one for them;
B) Not to permit the alteration of this agreement, or of partnership agreements, and/or statutes of concerns that participate in the ARACRUZ control, in order to include a provision whereby a special quorum be required for the deliberation or approval or certain matters or of any other provision that implies in a limitation or lessening of their power of control of any such concerns, in favor, directly, of persons not domiciled in Brazil;
C) To maintain their domicile in the Country.

Paragraph Two — Besides the aspects stated in the preceding paragraph, the national control of each said Party in paragraph above shall be considered of this characteristics, should three occur a majority participation, direct or indirect, of foreign capitals in the total of their voting capital stock.

CLAUSE SEVEN

ALTERNATION OF SHARES AND/OR SUBSCRIPTION RIGHT — The provisions of this Agreement being respected, the Parties are free to, in any way, alienate, burden or transfer their voting shares and/or tine respective subscription rights, the provision in Clause Six being observed.

Paragraph One — To any one of the Parties is ensured the right to check the nationality of the would be acquirer of the shares or subscription rights alienated by the Parties mentioned in Paragraph One for Clause Six, in order to ascertain to the stipulated in same Clause Six, under penalty of ineffectiveness of the deal.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

Paragraph Two — In the event of a burdening of common shares, the Party pledges to have a clause, included in the respective instrument as to the existence of the present Agreement, provisions hereof shall be binding on the eventual acquirers of said shares.

CLAUSE EIGHT

OF THE ADHRENCE TO THE TERMS OF THE AGREMEENT BY EVENTUAL AQUIRES OS SHARES
The eventual acquirers of shares shall hate to adhere to all the clauses and conditions of the present Agreement, and especially, with regard to the rights and obligations of the person from whom they, acquire the shares, through the signature of an official statement of Adherence exhibition where of constitutes an indiscensable condition for the competent registration of the shares in the name of the acquirer, excepting proviso in Paragraph Three, Clause Four.

Sole Paragraph — When the acquirer is a Brazil shareholder, his direct and indirect controllers shall also have o adhere tot he Agreement.

CLAUSE NINE

LIMIT TO TITLEHOLDING OF VOTING SHARES

Each Party assumes the commitment to limit their participation in the common voting capital stock of the ARACCRUZ to 26.225% (twenty-six, comma, two hundred and twenty-five percent).

CLAUSE TEN

OBLIGATIONS BY ARACRUZ — The present Shareholders' Agreement shall be filed at the ARACRUZ head office, ARACRUZ pledging to the strict observance thereof, in all its terms, clauses and conditions, and whereto signing the present instrument in their quality as Intervenient, jointly with the Parties and witnesses.

Paragraph One — At the ARACRUZ Shareholders' Meetings, shall neither be admitted nor counted the vote by anyone of the Parties, when expressed without observance of the provisions of this Agreement and those of the document referred to in Paragraph Three Clause Three.

Paragraph Two — ARACRUZ shall cause to have written down in the instrument signed with the financial institution, depositary of shares for accounting, the obligation of said financial institution to refuse the drawing up of official statements of transfer of shares or the entry of registration that are not in accordance with the pact into this Agreement and to have the following declaration be registered in their records. "The burdening or transfer, on any grounds whatever, of these shares, and/or of their respective subscription rights, are subject to the provisions in the Shareholders' Agreement signed between BNDESPAR, Mr. Erling Sven Lorentzen and concerns connected therewith, Messrs. Joseph Yacoub Safra and Noise Yacoub Safra and concerns connected therewith, the SOUZA CRUZ IND. and COM., Company and BILLERUD AKTIEBOLAG, on 01/22/88, under penalty of ineffectiveness of the deal".

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Paragraph Three – ARACRUZ pledges to promptly communicate to the Parties any acts, facts, or omissions which might produce a violation of the present Agreement, as well as to adopt any measures that any supervenient law may come to require for the validity and effectiveness thereof.

Paragraph Four – As Intervenient Party, ARACRUZ pledges to facilitate the execution of this Shareholders' Agreement, permitting to the Parties a broad control over the acts connected thereto.
Paragraph Five – The Parties shall be widely entitled to information and checking of the ARACRUZ activities, books and accounting, and ARACRUZ shall have to attend with readiness to requests for information or explanations expressed by them.

Paragraph Six – ARACRUZ shall provide, within a stated period of 30 (thirty) days, the registry of the present Agreement at the Registry of Deeds and Documents Office of its seat.

CLAUSE ELEVEN

OF THE NON-SIGNATURE OF OTHER SHAREHOLDERS' AGREEMENTS – The Parties shall not enter into, nor shall they acknowledge the validity of, other Shareholders' Agreements, entered into by anyone of them, that have as a regular object the ecercise of the right of vote in the ARACRUZ, or that are contraty to, or restrict, the effects of the present instrument.

CLAUSE TWELVE

OF THE SPECIFIC EXECUTION – The eventual default pf any of the commitments assumed in the present Agreement, by any of signataries thereof, ensures to the others the right to plead judicially the specific fulfilment thereof under article 110- of Law nº 6.404/76, in the form of articles 639 and 641 of the Coder of Civil Procedure, without prejudice of the indemnification of losses and damages resulting thereof.

CLAUSE THIRTEEN

OF THE CONTRACTUAL FINE – In the event of nonfulfilment of any of the obligations assumed by the Parties, the defaulting Party shall be warned, by anyone of the others, in order to, - within a stated period of 60 (sixty) days, resets the situation to its previous state, in such a way that the contested act results ineffective.

Paragraph One – Should the effects of the act as practiced be of such a nature that the other Parties suffer a prejudice, the defaulting Party shall indemnify the other Parties of the prejudice suffered by them, even if the situation is reset to its previous state.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Paragraph Two — Without prejudice to the provision in Paragraph One in this Clause, in case of non-fulfilment of the obligations stipulated in Clauses Second, Six, Nine and Eleven, that is not put right by resetting the situation its previous state within the period established in the heading of this Clause, the defaulting Party shall be subject to paying fine in money, equivalent to 10% (ten percent) of the value of their voting shareholders' participation in ARACRUZ , appraiser according to the average quotation at the Securities Exchange in the 30 (thirty) days prior to collecting.

Paragraph There — Are jointly creditors to the fine referred to in Paragraph Two in this Clause, the other Parties in this Agreement, who are submitted therein to an obligation of a nature identical to the one that subject of the non- fulfilment.

Paragraph Four — The eventual infliction of a fine to anyone of the Parties for non-fulfilment of this Agreement will not exempt him from the obligation of remaining submitted to its entire compliance.
Paragraph Five — Shall be constituted in full right, in the terms of the Civil Code, the delay given for default of any obligation provided in, or resulting from, the present Agreement.

CLAUSE FOURTEEN

OF COMUNICATIONS — All and every communications advices and/or informations between the Parties shall have to be sent by registered or serviced letter to the following a addresses:

BNDESPAR: Avenida República do Chile, 100 – 20.001 – Rio de Janeiro – RJ
GRUPO EMPRESARIAL LORETZEN : Avenida Augusto, 8 – 7° andar – 20.001 – Rio de Janeiro – RJ.
SOUZA CRUZ: Rua da Candelária, 66 – 20.001 – Rio de Janeiro – RJ
GRUPO EMPRESARIAL SAFRA: Rua XV de Novembro, 228 – 1° andar – 07010 – São Paulo – SP
BILLERUD: Praça Morungaba, 119 – 01450 – São Paulo – SP

Paragraph One — A copy of all and every correspondence exchanged among the Parties that sign this instrument, on subjects dealing therewith, shall have to be sent to the remaining Parties.

Paragraph Two — Any alteration of the above addresses must be immediately communiceted to the Parties.

CLAUSE FIFTEEN

DURATION OF THIS AGREEMENT — The present Agreement shall be valid for a stated period of 20 (twenty) years, to count from the date of coming into force thereof, binding upon the Parties, and their heirs and successors.

Sole Paragraph — Until the beginning of the validity of the present Agreement, there shall remain in force Shareholders' Agreement entered into on August 21, 1975, and the respective addenda as of June 14, 1978 and January 30, 1985, with the following modification: by force of the signature of the present instrument, which constitutes an addendum to that Shareholders' Agreement, the "Grupo Empresarial" (business group) SAFRA substitutes the Grupo Moreira SALLES at its juridical position in said Shareholders' Agreement, succeeding same as to all rights and obligations resulting therefrom. With the cowing into force of the present Agreement, the August 21, 1975 Shareholders' Agreement is rescinded in ful right.

CLAUSE SIXTEEN

COMING INTO FORCE OF THIS AGREEMENT — with the exception of the provision in Sole Paragraph, Clause Fifteen, validity whereof is immediate, this agreement shall come into force on the date that BNDESPAR carries out the sale, in public auction of ARACRUZ common shares belonging thereto, in a number corresponding to the percentage provided for in Clause Nine, wherewith the remaining Parties of this Agreement expressly agree.

Sole Paragraph — Further to the purpose of the coming into force of this Agreement, BNDESPAR assumes the commitment to sell to the Business Group Lorentzen, should same so wish, a number of ARACRUZ common shares that would permit same to reach the percentage provided for in Clause Nine, for the same price per share and at the same date that is effected the sale to the highest bidder of the auctioned wherewith the remaining Parties of this Agreement expressly agree.

CLAUSE SEVENTEEN

The present Shareholders' Agreement shall become extinguished and of no effect, in full right, if the sale, in public auction, referred to in Clause Sixteen has not been effected within a stated period of 9 (nine) months, to count from this date on, which period shall be considered automatically extended for an equal time, provided there be no statement to the contrary, directed, in writing, to BNDESPAR by any of the remaining Parties, within the 30 (thirty) days prior to termination thereof. In the event of an extinction, there shall continue in full force the Shareholders' Agreement signed on august 21, 1975 and the respective Addenda referred to in Sole Paragraph, Clause Fifteen, and still remaining valid the substitution of the MOREIRA SALLES Group by the Business Group SAFRA.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CLAUSE EIGHTEEN

JURISDICTION – The jurisdiction of this City of Rio de Janeiro is elected, to the exclusion of any other, as the only one competent to appreciate and decide on any suit at law arising from the present agreement or from execution thereof.

And, being thus in just agreement, they sign the present instrument in 14 (fourteen) counterparts of equal tenor, together with the witnesses mentioned below and qualified.

Rio de Janeiro January 22, 1988.

For BNDESPAR: (Two signatures)

(signature): Erling Zven Lorentzen
For the "Lorentzen Empreendimentos" (Two signatures)
For ARAPAR: (Two signature, as above)
For SOUZA CRUZ: (Two signatures)

(signature): Joseph Yacoub Safra
(signature, as above): Noise Yacoub Safra

For CANTÃO IMÓVEIS E REPRESENTAÇÕES LTDA:

(Two signatures) – For BARUMIRIM (two signatures, as above)
For BILLERUD: (one signature)

Intervenient Party: ARACRUZ: (Two signatures)
Witnesses: (Two signatures)

THIS WAS WHAT CONTAINED the terms of the document that was shown to me in PORTUGUESE
DONE AND DRAWN in this City of Rio de Janeiro,

Capital of the State of Rio de Janeiro, Federative Republic of Brazil, on the 21st day of the month of March, nineteen eighty-eight.

FOR TRANSLATION IN ACCORDANCE:

I, the undersigned Sworn Public Translator and Commercial Interpreter in this City of Rio de Janeiro, Capital of the State of Rio de Janeiro, Federative Republic of Brazil, duly appointed to translate from and into Portuguese. English, Italian, German, and French, pursuant to a decree signed by the President of the Republic under date of May 15th, 1959, certify hereby that a document issued in PORTUGUESE was shown to me to translate it into ENGLISH, which I did lawfully and truly reason of my office, as follows:

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

BANCO NACIONAL DE DESENVOLVIMENO ECONOMICO SOCIAL
(National Bank for Economic and Social Development)

— SHAREHOLDERS' AGREEMENT as made among the
— BNDESPAR, the Business group LORENTZEN, the
— SOUZA CRUZ, whit the ARACRUZ as intervenient Party, as follows hereunder.

BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a shareholder's corporation, having their head offices in Brasília, Federal Capital, and an office in Rio de Janeiro, on Avenida Chile, 100, enrolled at the CGC-MF (General Taxpayer's Registry of the Ministry of Finance) under number 00.383.281/0001-09, hereinafter called BNDESPAR, through their legal representative as undersigned;

ERLING SVEN LORENTZEN, a Norwegian, born in Oslo, married and industrialist, resident and domiciled in this city, on av. Visconde de Albuquerque, nº 333, - Apt. 403-B, enrolled at the CPF/MF (individual Taxpayers' Registry of the Ministry of Finance) under number 021.948.307-82, bearer of Identity Card number RNE-0863797, as undersigned; ARAPAR S.A., a shareholders' corporation, with their head offices and jurisdiction in this city, capital of the State of Rio de Janeiro, on Avenida Augusto Severo, nº 8 – 7th floor-partly, enrolled at the CGC/MF under number 29282803/0001-68, through their legal representative, as undersigned;; LORENTZEN EMPREENDIMENTOS S.A. a shareholders', corporation, with their head offices and jurisdiction in this city, capital of the State of Rio de Janeiro, on Avenida Augusto Severo, nº 8 – 7th floor, enrolled at the CGC/MF under number 33107533/0001-26, through their legal representative, as undersigned; hereinafter jointly called GRUPO EMPRESARIAL LORENTZIN (Business Group Lorentzen) or Party;

JOSEPH YACOUB SAFRA, a Brazilian, married, a banker, resident and domiciled in the city of São Paulo, State of São Paulo, on Rua Professor Arthur Ramos, nº405 – 16th floor, enrolled at the CPF/MF under number 006062278-49, bearer of Identity Card number RG – 2192208, herein represented by his attorney in fact Moise Yacoub Safra; MOISE YACOUB SAFRA, a Brazilian, married, a banker, resident and domiciled in the city São Paulo, State São Paulo, on Rio de Janeiro, nº 274, 8th floor, enrolled at the CPF/MF under number 006062198-20, bearer of Identity Card number RG-2042744; CANTÃO IMÓVEIS REPRESENTAÇÕES LTDA, a limited liability company, with head offices and jurisdiction in the city of São Paulo, State of São Paulo, on Rua XV de Novembro nº 228, first floor, enrolled at the CGC/MF under number 51724713/0001-83, through their legal representative as undersigned; BARUMIRIM ADMINISTRAÇÃO DE BENS E PARTICIPAÇÕES LTDA., a limited liability company, with head offices and jurisdiction in the township of Matão, State São Paulo, on the Washington Luiz (SP-310) Highway, Km 37, enrolled at the CGC/MF under nº 54250634/0001-21, through their legal representative as undersigned; hereinafter jointly called GRUPO EMPRESARIAL SAFRA (Business Group Safra) or Party;

COMPANHIA SOUZA CRUZ INDÚSTRIA E COMÉRCIO, an open company, with head offices and jurisdiction in the city of Rio de Janeiro, RJ, on Rua da Candelária, nº 66, Center enrolled at the CGC/MF under number 33.009.911/0001, through their legal representatives, as undersigned, hereinafter called simply SOUZA CRUZ, or Party;

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

BILLERUD AKTIEBOLAG, a Swedish, concern, with head-offices at 66.100, SAEFFLE, Sweden, through their legal representative, as undersigned, with legal powers inclusively to be subpoenaed, in the terms of article 19 of Law nº 6.404/76, hereinafter called simply BILLERUD, or Party;

all for them on the whole or jointly in part, according to the case, hereinafter simply called Parties, with the intervenient Party ARACRUZ CELULOSE S.A., an open company, with head offices in this city of Rio de Janeiro, enrolled at the CGC/MF under number 42.157.511/0002, through their legal representatives, as undersigned hereinafter simply called ARACRUZ hold it among them un just contract to enter into the present shareholders' Agreement under the following terms and conditions:

CLAUSE FIRST

OBJECT . — The present Agreement has for its object the practice of corporate rights, for the Parties, as resulting from their participations in the common voting shares in the ARACRUZ.

Accordingly, all the preferred stock, representative of the ARACRUZ capital, remains excluded from the scope of the present Agreement, which is being ruled solely by the relevant legislation.

Sole Paragraph — Are considered Parties, for the purposes as due to the law, in this Agreement:

a) BNDESPAR;

b) The physical persons and/or bodies corporate, signatories to this Agreement, defined in preamble thereof as GRUPO EMPRESARIAL LORENTZEN, as well as other concerns, that take part, or will be taking a part in the capital of the ARACRUZ, with whom the physical persons and bodies corporate, identified above, jointly or separately, directly or through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them to the same decision centers;

c) The physical persons and/or bodies corporate, signatories to this Agreement, defined in preamble thereof as GRUPO EMPRESARIAL SAFRA, as well as other concerns, that take a part, or will be taking a part in the capital of the ARACRUZ, with whom the physical persons and bodies corporate, identified above, jointly or separately, directly or through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them to the same decision centers;

d) The SOUZA CRUZ and other concerns that participate or will be taking part in the capital of the ARACRUZ, with whom the body corporate mentioned above, directly of through subsidiaries, hold a relationship of expressive share control or Participation, enabling to subject them to the same decisions center;

e) The BILLERUD and other concerned that take a part or will be taking a part in the capital of the ARACRUZ, with whom the body corporate mentioned above, directly or through subsidiaries, hold a relationship of expressive share control or participation, enabling to subject them, to the same decision center

CLAUSE SECOND

OF THE PARTIES' VOTE AT THE ARACRUZ SHAREHOLDERS' MEETINGS

The Parties assume the commitment, at all the ARACUZ Shareholders' Meetings, to exercise their right to vote in a uniform manner and in same direction such as to attend, strictly, to had been deliberated at the previous meetings as exposed in Clause Third.

CLAUSE THIRD

OF THE PREVIOUS MEETINGS – The Parties assume the commitment to always hold, at the, head offices of the ARACRUZ, a Previous Meeting prior to every ARACRUZ Shareholders' Meeting, in order to deliberate on the subject matter of the respective Agenda.

Paragraph One – The Previous Meeting referred to by the heading, of this Clause shall be held at the last 3 (three) days before at ARACRUZ Shareholders Meeting, whose agenda is to be the object of the Previous Meeting deliberation.

Paragraph Two – The Previous Meeting shall be called to convene by the Parties, who delegate authority to ARACRUZ to do so, by means of telex, telegrams or any other written means of communication, no later than 5 (five) days before that Meeting.

Paragraph Three – Of the Previous Meeting a document shall be worked out, that shall be signed by all those present, substation the decisions taken at the Previous Meeting, who shall establish the position to be taken by the Parties, with regard to the agenda of the Shareholders' Meeting that it precedes.

Paragraph Four – The Party who, eventually, does not appear at the Previous Meeting, assumes the commitment, from right now on, to vote at she Shareholders' Meeting in accordance with what has been decided at said Previous Meeting.

CLAUSE FOUR

QUORUM FOR DELIBERATIONS – At the Previous Meetings subject of Clause Third, shall be considered as approved only the propositions that obtain; cumulatively:

a) The majority of votes from the Parties present; and
b) The majority of votes from the Parties present who are national shareholders, as defined in Clause Six.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Paragraph One — At the Previous Meetings, the votes shall be polled according to the number of shares - that each Party owns in the common voting stock capital of the ARACRUZ, there corresponding a vote to each share owned.

Paragraph Two — The Parties assume the commitment to exercise their right to vote, at the Previous Meetings that deliberate upon the composition of the ARACRUZ Administration Counsel, in such a way as to secure to each Party a proportional representation at their respective participation in the ARACRUZ voting stock capital, provision in Paragraph Three being duly observed.

Paragraph Three — As long as they are titleholder of voting shares in a percentage equal to, or above, 5% (five percent) of the ARACRUZ common voting capital stock, the Parties qualified in the Preamble of this Agreement are ensured the right to indicate, each one of them, at the least, one member of the Administration Counsel. Such right is personal and untransferable, and does not accompany, therefore, the shares eventually transferred by such shareholders to some person not belonging to business group thereof, unless otherwise unanimously agreed upon.

CLAUSE FIVE

OF PARTICIPATION IN SHAREHOLDERS' MEETINGS — To the purposes as provided in Clause Second, the Parties mutually designate and appoint each other their attorney in fact, according to article 126, Paragraph One of Law nº 6.404/76, to the special purpose of representing their principals when absent at the ARACRUZ shareholders' meetings, with powers to vote the respective agenda, in accordance with the Parties' deliberation at the Previous Meeting.

Paragraph One — The Parties assume the commitment to renew annually the power of attorney as conferred in the heading of this Clause.

Paragraph Two — When at a Shareholders' Meeting, there be proposed matters that have not been the subject of a previous agreement, and upon which the Parties do not have an unanimous position, and the taking of an immediate decision being indispensable, there shall be requested a suspension of the meeting to the purpose of mutual consultation and drawing up of the document in the terms of Paragraph Three, Clause Three.

CLAUSE SIX

CONTROL PRESERVATION — During the validity of this Agreement, the control of ARACRUZ, represented, at the least, by 51% (fifty-one percent) of their voting capital stock, shall belong to the Parties that are national shareholders, understood as follows:

a) Physical persons resident and domiciled in the Country (Brazil), and/or,
b) Bodies corporate of internal public law; and/or
c) Bodies corporate having their head offices and jurisdiction here and who, directly or indirectly, are controlled by persons referred to in breaks a) and c) above.

Paragraph One — The national shareholders Parties and their direct or indirect controllers, in view of the provision in the heading of this Clause, assume especially the obligation:

A) Not to practice, in favor, directly or indirectly, of persons not domiciled in the Country, any acts of waiver of right, burdening or alienation, with respect to the shares, and their respective subscription rights, that they own or will be owning including in result of subscription, in the ARACRUZ voting capital stock, or for successor thereof, or of concerns through which the ARACRUZ control performed, and neither to approve nor allow that through an omission of theirs, there be approve n act that causes a commercial succession of the concern with the loss, limitation or lessening of any one for them;

B) Not to permit the alteration of this agreement, or of partnership agreements, and/or statutes of concerns that participate in the ARACRUZ control, in order to include a provision whereby a special quorum be required for the deliberation or approval or certain matters or of any other provision that implies in a limitation or lessening of their power of control of any such concerns, in favor, directly, of persons not domiciled in Brazil;

C) To maintain their domicile in the Country.

Paragraph Two — Besides the aspects stated in the preceding paragraph, the national control of each said Party in paragraph above shall be considered of this characteristics, should three occur a majority participation, direct or indirect, of foreign capitals in the total of their voting capital stock.

CLAUSE SEVEN

ALTERNATION OF SHARES AND/OR SUBSCRIPTION RIGHT — The provisions of this Agreement being respected, the Parties are free to, in any way, alienate, burden or transfer their voting shares and/or tine respective subscription rights, the provision in Clause Six being observed.

Paragraph One — To any one of the Parties is ensured the right to check the nationality of the would be acquirer of the shares or subscription rights alienated by the Parties mentioned in Paragraph One for Clause Six, in order to ascertain compliance to the stipulated in same Clause Six, under penalty of ineffectiveness of the deal.

Paragraph Two — In the event of a burdening of common shares, the Party pledges to have a clause, included in the respective instrument as to the present Agreement, provisions whereof shall be binding on the eventual acquirers of said shares.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CLAUSE EIGHT

OF THE ADHRENCE TO THE TERMS OF THE AGREMEENT BY EVENTUAL ACQUIRES OP SHARES – The eventual acquirers of shares shall hate to adhere to all the clauses and conditions of the present Agreement, and especially, with regard to the rights and obligations of the person from whom they, acquire the shares, through the signature of an official statement of Adherence exhibition where of constitutes an indispensable condition for the competent registration of the shares in the name of the acquirer, excepting proviso in Paragraph Three, Clause Four.

Sole Paragraph – then the acquirer is a Brazilian shareholder, his direct and indirect controllers shall also have to adhere to the Agreement.

CLAUSE NINE

LIMIT TO TITLEHOLDING OF VOTING SHARES

Each Party assumes the commitment to limit their participation in the common voting capital stock of the ARACCRUZ to 26.225% (twenty-six, comma, two hundred and twenty-five percent).

CLAUSE TEN

OBLIGATIONS BY ARACRUZ – The present Shareholders' Agreement shall be filed at the ARACRUZ head office, ARACRUZ pledging to the strict observance thereof, in all its terms, clauses and conditions, and whereto signing the present instrument in their quality as Intervenient, jointly with the Parties and witnesses.

Paragraph One – At the ARACRUZ Shareholders' Meetings, shall neither be admitted nor counted the vote by anyone of the Parties, when expressed without observance of the provisions of this Agreement and those of the document referred to in Paragraph Three Clause Three.

Paragraph Two – ARACRUZ shall cause to have written down in the instrument signed with the financial institution, depositary of shares for accounting, the obligation of said financial institution to refuse the drawing up of official statements of transfer of shares or the entry of registrations that are not in accordance with the pact into this Agreement, and to have the following declaration be registered in their records: "The burdening or transfer, on any grounds whatever, of these shares, and/or of their respective subscription rights, are subject to the provisions in the Shareholders' Agreement signed between BNDESPAR, Mr. Erling Sven Lorentzen and concerns connected therewith, Messrs. Joseph Yacoub Safra and Moise Yacoub Safra and concerns connected therewith, the SOUZA CRUZ IND. and COM., Company and BILLERUD AKTIEBOLAG, on 01/22/88, under penalty of ineffectiveness of the deal".

Paragraph Three – ARACRUZ pledges to promptly communicate to the Parties any acts, facts, or omissions which might produce a violation of the present Agreement, as well as to adopt any measures that any supervenient law may come to require for the validity and effectiveness thereof.

Paragraph Four – As Intervenient Party, ARACRUZ pledges to facilitate the execution of this Shareholders' Agreement, permitting to the Parties a broad control over the acts connected thereto.

Paragraph Five – The Parties shall be widely entitled to information and checking of the ARACRUZ activities, books and accounting, and ARACRUZ shall have to attend with readiness to requests for information or explanations expressed by them.

Paragraph Six – ARACRUZ shall provide, within a stated period of 30 (thirty) days, the registry of the present Agreement at the Registry of Deeds and Documents Office of its seat.

CLAUSE ELEVEN

OF THE NON-SIGNATURE OF OTHER SHAREHOLDERS' AGREEMENTS – The Parties shall not enter into, nor shall they acknowledge the validity of, other Shareholders' Agreements, entered into by anyone of them, that have as a regular object the exercise of the right of vote in the ARACRUZ, or that are contrary to, or restrict, the effects of the present instrument.

CLAUSE TWELVE

OP THE SPECIFIC EXECUTION – The eventual default of any of the commitments assumed in the present Agreement, by any of signataries thereof, ensures to the others the right to plead judicially the specific fulfilment thereof under article 110 of Law nº 6.404/76, in the form of articles 639 and 641 of the Code Procedure, without prejudice of the indemnification of losses and damages resulting thereof.

CLAUSE THIRTEEN

OF THE CONTRACTUAL FINE – In the event of nonfulfilment of any of the obligations assumed by the Parties, the defaulting Party shall be warned, by anyone of the others, in order to, within a stated period of 60 (sixty) days, resets the situation to its previous state, in such a way that the contested act results ineffective.

Paragraph One – Should the effects of the act as practiced be of such a nature that the other Parties suffer a prejudice, the defaulting Party shall indemnify the other Parties of the prejudice suffered by them, even if the situation is reset to its previous state.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Paragraph Two — Without prejudice to the provision in Paragraph One in this Clause, in case of non- fulfilment of the obligations stipulated in Clauses Second, Six, Nine and Eleven, that is not put right by resetting the situation its previous state within the period established in the heading of this Clause, the defaulting Party shall be subject to paying fine in money, equivalent to 10% (ten percent) of the value of their voting shareholders' participation in ARACRUZ , appraiser according to the average quotation at the Securities Exchange in the 30 (thirty) days prior to collecting.

Paragraph There — Are jointly creditors to the fine referred to in Paragraph Two in this Clause, the other Parties in this Agreement, who are submitted therein to an obligation of a nature identical to the one that was the subject of the non- fulfilment.

Paragraph Four — The eventual infliction of a fine to anyone of the Parties for non-fulfilment of this Agreement will not exempt him from the obligation of remaining submitted to its entire compliance.

Paragraph Five — Shall be constituted in full right, in the terms of the Civil Code, the delay given for default of any obligation provided in, or resulting from, the present Agreement.

CLAUSE FOURTEEN

OF COMUNICATIONS — All and every communications advices and/or informations between the Parties shall have to be sent by registered or serviced letter to the following a addresses:

BNDESPAR: Avenida República do Chile, 100 – 20.001 – Rio de Janeiro – RJ
GRUPO EMPRESARIAL LORETZEN : Avenida Augusto, 8 – 7° andar – 20.001 – Rio de Janeiro – RJ.
SOUZA CRUZ: Rua da Candelária, 66 – 20.001 – Rio de Janeiro – RJ
GRUPO EMPRESARIAL SAFRA: Rua XV de Novembro, 228 – 1° andar – 07010 – São Paulo – SP
BILLERUD: Praça Morungaba, 119 – 01450 – São Paulo – SP

Paragraph One — A copy of all and every correspondence exchanged among the Parties that sign this instrument, on subjects dealing therewith, shall have to be sent to the remaining Parties.

Paragraph Two — Any alteration of the above addresses must be immediately communicated to the Parties.

CLAUSE FIFTEEN

DURATION OF THIS AGREEMENT — The present Agreement shall be valid for a stated period of 20 (twenty) years, to count from the date of coming into force thereof, binding upon the Parties, and their heirs and successors.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

Sole Paragraph – Until the beginning of the validity of the present Agreement, there shall remain in force Shareholders' Agreement entered into on August 21, 1975, and the respective addenda as of June 14, 1978 and January 30, 1985, with the following modification: by force of the signature of the present instrument, which constitutes an addendum to that Shareholders' Agreement, the "Grupo Empresarial" (business group) SAFRA substitutes the Grupo Moreira SALLES at its juridical position in said Shareholders' Agreement, succeeding same as to all rights and obligations resulting therefrom. With the cowing into force of the present Agreement, the August 21, 1975 Shareholders' Agreement is rescinded in full right.

CLAUSE SIXTEEN

COMING INTO FORCE OF THIS AGREEMENT – With the exception of the provision in Sole Paragraph, Clause Fifteen, validity whereof is immediate, this agreement shall come into force on the date that carries out the sale, in public auction of ARACRUZ common shares belonging thereto, in a number corresponding to the percentage provided for in Clause Nine, wherewith the remaining Parties of this Agreement expressly agree.

Sole Paragraph – Further to the purpose of the coming into force of this Agreement, BNDESPAR assumes the commitment to sell to the Business Group Lorentzen, should same so wish, a number of ARACRUZ common shares that would permit same to reach the percentage provided for in Clause Nine, for the same price per share and at the same date that is effected the sale to the highest bidder of the auctioned wherewith the remaining Parties of this Agreement expressly agree.

CLAUSE SEVENTEEN

EXTINTIVE TERM – The present Shareholders' Agreement shall become extinguished and of no effect, in full right, if the sale, in public auction, referred to in Clause Sixteen has not been effected within a stated period of 9 (nine) months, to count from this date on, which period shall be considered automatically extended for an equal time, provided there be no statement to the contrary, directed, in writing, to BNDESPAR by any of the remaining Parties, within the 30 (thirty) days prior to termination thereof. In the event of an extinction, there shall continue in full force the Shareholders' Agreement signed on august 21, 1975 and the respective Addenda referred to in Sole Paragraph, Clause Fifteen, and still remaining valid the substitution of the MOREIRA SALLES Group by the Business Group SAFRA.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CLAUSE EIGHTEEN

JURISDICTION – The jurisdiction of this City of Rio de Janeiro is elected, to the exclusion of any other, as the only one competent to appreciate and decide on any suit at law arising from the present agreement or from execution thereof.

And, being thus in just agreement, they sign the present instrument in 14 (fourteen) counterparts of equal tenor, together with the witnesses mentioned below and qualified.

Rio de Janeiro January 22, 1988.

For BNDESPAR: (Two signatures) - (signature): Erling Sven Lorentzen
For the "Lorentzen Empreendimentos" :(Two signatures)
For ARAPAR: (Two signature, as above)
For SOUZA CRUZ: (Two signatures)
(signature): Joseph Yacoub Safra
(signature, as above): Moise Yacoub Safra
For CATÃO IMÓVEIS E REPRESENTAÇÕES LTDA:
(Two signatures) - For BARUMIRIM (two signatures, as above)
For BILLERUD : (one signature)
Intervenient Party : ARACRUZ : (Two signatures) Witnesses. (Two signatures)
THIS WAS WHAT CONTAINED the terms of the document that was shown to me in PORTUGUESE
DONE AND DRAW in this City of Rio de Janeiro, Capital of the State of Rio de Janeiro. Federative Republic of Brazil, on the 21st day of the month of March nineteen eighty-eight.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

FREE TRANSLATION

First Amendment and Ratification on SHAREHOLDERS AGREEMENT among BNDESPAR, the BUSINESS GROUP LORENTZEN, SOUZA CRUZ and the BUSINESS GROUP SAFRA, with the INTERVENIENCE of ARACRUZ CELULOSE S.A., as follows:

BNDES PARTICIPAÇÕES S.A. – BNDESPAR, whole subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, with head office in the City of Brasília, Federal Capital, at Banking Sector South, Group 1, Block E, BNDES building, 13th Floor, and office in this City of Rio de Janeiro, at 100, República do Chile Avenue, 2oth Floor, enrolled with the Taxpayers Registry under nº 00.383.281/0001-09, herein represented as provided for in its By-Laws, hereinafter simply referred to as BNDESPAR;

ERLING SVEN LORENTZEN, Norwegia, born in Oslo, married, industrialist, resident and domiciled in this City, at 333, Visconde de Albuquerque avenue, apartment 403-B, enrolled with the Taxpayers Registry under nº 021.948.307-82, bearer of identity card nº SE 086.3793, undersigned; ARAPAR S.A. a corporation with head office and jurisdiction in the City of Serra, Espírito Santo, State, at Atalydes Moreira Street, w/n, enrolled with the Taxpayers Registry under nº 29.282.803/0001-68, herein represented by its undersigned representatives; LORENTZEN EMPREENDIMENTOS S.A. a corporation with head office and jurisdiction in this City, capital of the State of Rio de Janeiro, at 8 Augusto Severo Avenue, 7th Floor, enrolled with the Taxpayers Registry under nº 33.107.533/0001-26, by its undersigned representatives, hereinafter jointly referred to as BUSINESS GROUP LORENTZEN or party;

JOSEPH YACOUB SAFRA, Brazilian , married, banker, resident and domiciled in the City of São Paulo, State of São Paulo, at 405, Professor Arthur Ramos Street, 16th Floor, enrolled with the Taxpayers Registry under Nº 066.062.278-49, bearer of identity card Nº RG 2192208, herein represented by its attorney-in-fact, Moise Yacoub Safra; MOISE YACOUB SAFRA, Brazilian, married, banker, resident and domiciled in the City of São Paulo, State of São Paulo, at 274, Rio de Janeiro, Street, 8th Floor, enrolled with the Taxpayers registry under Nº 006.062.198-20, bearer of identity card Nº RG-2042744; ALBATROZ S.A. with head office and jurisdiction in the City of São Paulo, State of São Paulo, at 2.100, Paulista Avenue, enrolled with the Taxpayers Registry under Nº 57.912.396/0001-60, company that has succeeded BARUMIRIM ADMINISTRAÇÂO DE BENS E PARTICIPAÇÔES LTDA and CATÂO IMÓVEIS E PARTICIPAÇÔES LTDA, by its undersigned representatives, hereinafter referred as BUSINESS GROUP SAFRA or party;

COMPANHIA SOUZA CRUZ INDÚSTRIA E COMÉRCIO an open capital corporation with head office and jurisdiction in this City of Rio de Janeiro, RJ, at 66, Candelária Street, Downtown, enrolled with the Taxpayers Registry under Nº 33.009.911/0001-39, by its undersigned legal representatives, hereinafter simply referred to as SOUZA CRUZ or party; and

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

BILLERUD AKTIEBOLAG a Swedish with head office at 66.100 SAEFFLE, Sweden, by its undersigned representative who also has powers to receive summons, according to article 119 of Law Nº 6.404/76, hereinafter to as BILLERUD or party;

With the intervenience of ARACRUZ CELULOSE S.A., an open capital corporation with head office in this City, enrolled with the Taxpayers Registry under Nº 42.157.511/0002, by its undersigned legal representatives, hereinafter referred to as ARACRUZ:

WHEREAS the signatories parties to this Amendment have entered into a Shareholders Agreement, date January 22, 1988, whereby they have regulated the exercise of their voting rights resulting from their participations in the common voting shares of ARACRUZ;

WHEREA BILLERUD AKTIEBOLAG has decided to sell the Three Five Hundred Thirty – Five thousand Six Hundred Sixty-Six (3.535.666) voting shares owned by it and representing Five Point Eleven Per Cent (5,11%) of ARACRUZ 'S voting capital, as well as the Five Thousand Four Hundred Thirty-Six (5,436) common shares belonging to its associated company known as Celulose da Beira Industrial S.A. – CELSI, representing 0,008% of ARACRUZ's voting capital.

WHEREAS as a consequence of the bonus granted to them and of their division the referred to above shares now correspond to 10,606,998 and 16,308 shares of common stock, respectively;

WHEREAS the BUSINESS GROUP LORENTZEN, the BUSINESS GROUP SAFRA and SOUZA CRUZ have purchased the referred to above shares, at a percentage of One third (1/3) or Three Million Five Hundred Forty-One Thousand One Hundred and Two (3,541,102) that represented on the occasion of the purchase, One Point Seven Thousand and Sixty-Five Per Cent (1,7065%) to each one;

WHEREAS as a consequence of subsequent divisions and bonus each one of the three shareholding groups referred to above became entitled to Fifty-Seven Million Nine Hundred Fifty-Seven thousand Four Hundred eighty-One (57, 957, 481) shares of common stock, representing Twenty-Seven Point Nine Thousand Six Hundred Thirty-Eight Per Cent (27,9638%) of the total number of shares of common stock issued by ARACRUZ CELULOSE S.A.

WHEREAS the referred to above alterations do not affect the purposes that the signatories parties had in mind when they have entered into the Shareholders Agreement, in particular the fundamental objectives of the private national control jointly and proportionately held by the signatories parties;

the parties hereto have decided to enter into this First Amendment and Ratification Agreement of ARACRUZ CELULOSE S.A. Shareholders Agreement for the purposes of (a) exclude BILLERUD AKTIEBOLAG from the rights and obligations contained therein; (b) alter wording of Clause Nine thereof; and (c) ratify all other clauses and conditions thereof.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

CLAUSE ONE

BILLERUD EXCLUSION: As a consequence of the sale of the shares then owned by it, BILLERUD AKTIEBOLAG shall not appear any more as signatory party of ARACRUZ CELULOSE S.A. Shareholders Agreement and, as such, iiis released from all rights and obligations referred to therein.

CLAUSE TWO

AMENDMENT TO CLAUSE NINE: Clause Nine of the Shareholders Agreement referred to herein will be in full force and effect with following wording:

CLAUSE NINE – LIMIT TO THE OWNERSHIP OF VOTING SHARES Each party obligates itself to limit its participation in ARACRUZ's common voting capital stock to Twenty-Seven Point Nine Thousand Six Hundred Thrity_eight Per Cent (27,9638%)

CLAUSE THREE

RATIFICATION: The signatories parties of this AMENDMENT expressly ratify all other clauses of the Shareholders Agreement entered into on January 22, 1988, and agree that a copy of this First Amendment shall be filed at the head office of ARACRUZ who shall take care of its fulfilment and arrange for the registration thereof with the Registry of Documents and Deeds.

IN WITNESS WHEREOF, the parties have signed this agreement in Fourteen (14) equal copies jointly with the undersigned and identified witnesses.

Rio de Janeiro, June 30, 1989.

By BNDESPAR:

/s/ (illegible)
ERLING SVEN LORENTZXEN

RICARDO SOARES
By LORENTZEN EMPREENDIMENTOS S.A.

By ARAPAR S.A.

/s/ (illegible)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

By SOUZA CRUZ:

/s/ (illegible)
/s/ (illegible)

/s/ (illegible)
MOISE YACOUB SAFRA

/s/ (illegible)
JOSEPH YACOUB SAFRA

By ALBATROZ:

/s/ (illegible)

By BILLERUD:

/s/ (illegible)

Intervenient Party: ARACRUZ CELULOSE S.A.

/s/ (illegible)

WITNESSES:

/s/ (illegible)
/s/ (illegible)

(stamp)
REGISTRY OF DOCUMENTS AND DEEDS
2ND REGISTRAR
23, Buenos Aires Street, 6th Floor
tel.: 263-7894
Rio de Janeiro
This documents has been presented today, for registration,
and was annotated microfilmed under Nº 183131 of
Entries Book and registered under Nº 2432220 of Book T4.

Rio, April 5, 1990

/s/ (illegible)
Marcio Braga – Head
Enyr E. da Silva - Deputy

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

TERM OF ADHESION

The undersigned companies, MONDI BRAZIL LIMITED, INC. a duly established company and in valid existence pursuant to the laws of the British Virgin Islands, with headquarters at 9 Columbus Center, Pelican Drive, Road Town, Tortola, British Virgin Islands, herein represented by its duly authorized legal representatives, ("Mondi Brazil"), as the BUYER of 127,506,457 nominative Aracruz Celulose S.A. common shares ("Aracruz"), representing 28% of the Aracruz voting stock ("the Stock"), and A.R.H. Limited S.A., a duly established company and in valid existence pursuant to the laws of the Grand Duchy of Luxembourg, with headquarters on 2 Rue Tony Neuman, L-2241, Luxembourg, herein represented by its duly authorized legal representatives, ("ARH"), whereas: --

(a) Pursuant to the terms in the Eighth Clause of the Stockholders Agreement drafted between the Lorentzen Business Group, the Safra Business Group, the BNDESPAR and Souza Cruz, on January 22, 1988, altered by means of its First Addition dated June 30, 1989 ("The Stockholders Agreement"), and as a condition prior to the transference of the Stock to its ownership, Mondi Brazil herein adheres, in an unconditional and irrevocable manner, to the terms and conditions of the Stockholders Agreement, therefore becoming a signing member; ---------------------------------

(b) In consequence of said adhesion, Mondi Brazil herein (i) agrees to abide by the terms and conditions of the Stockholders Agreement; (ii) under the terms of the above item (i), and acknowledges that, upon the transference of the "Stock" owned by Souza Cruz to its name, it will then become the holder of any and all rights and obligations contained in the Stockholders Agreement, which originally entrusted Souza Cruz, according to its terms, with the exception of those rights contemplated in the 4th Clause, 3rd Paragraph, of which Mondi Brazil acknowledges the non-transferability.

For the purposes of the 1st Clause, Single Paragraph, of the Stockholders Agreement, the term Mondi Business Group is understood to be the undersigning parties or any other companies presently participating, or who may participate, in future, in Aracruz's capital stock, and with whom this Term's undersigning parties, jointly or separately, directly or though subsidiaries, maintain control or another form of participation, including the Anglo American Corporation of South Africa Limited, Anglo American Industrial Corporation Limited, Minorco, De Beers Consolidated Mines Limited and De Beers Centenary AG, their respective subsidiaries and companies jointly controlled by said companies.---

All parties being in agreement, they sign the present contract in 03 (three) copies equal in form and content, in the presence of two witnesses. --
Rio de Janeiro, June 13, 1996.---
[Signature - illegible] Attorney, Mondi Brazil Limited.---
[Signature - illegible] Attorney, A.R.H. Limited S.A.. ---
Witnesses: 1. [Signature - illegible] ---
2. [Signature - illegible] --
[Stamp and official seal – 7th Official Registry Office – Notary Public Antonio Magalhães da Mota – Signature authentication, dated June 13, 1996. [Signature] Murillo Jorge Costa Rego, Substitute].---

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

18.01 - BYLAWS

TERM OF ADHESION

The undersigned companies, NEWARK FINANCIAL, INC. a duly organized company and in valid existence pursuant to the laws of the British Virgin Islands, with headquarters at Vanterpool Plaza, Wickhams Cay, Road Town, Tortola, British Virgin Islands, herein represented by its duly authorized legal representatives, ("Newark"), as the BUYER of 127,506,457 nominative Aracruz Celulose S.A. common shares ("Aracruz"), representing 28% of the Aracruz voting stock ("the Stock"), and VOTORANTIM CELULOSE E PAPEL S.A., a duly organized company and in valid existence pursuant to the laws of the Federative Republic of Brazil, with headquarters on Alameda Santos, 1357, 6° andar, São Paulo, Brazil, herein represented by its duly authorized legal representatives, ("VCP"), whereas:---
Pursuant to the terms in the Eighth Clause of the Stockholders Agreement executed between the Lorentzen Business Group, the Safra Business Group, the BNDESPAR and Mondi Brazil Limited, on January 22, 1988, altered by means of its First Addition dated June 30, 1989, and by the term of Adhesion dated June 13, 1996 ("The Stockholders Agreement"), and as a condition prior to the transference of the Stock to its ownership, Newark herein adheres, in an unconditional and irrevocable manner, to the terms and conditions of the Stockholders Agreement, therefore becoming a signing member;---
In consequence of said adhesion, Newark herein (i) agrees to abide by the terms and conditions of the Stockholders Agreement; (ii) under the terms of the above item (i), and acknowledges that, upon the transference of the "Stock" owned by Mondi Brazil Limited to its name, it will then become the holder of any and all rights and obligations contained in the Stockholders Agreement, which originally entrusted Mondi Brazil Limited, particularly, without limiting itself, to the rights contemplated in the 4th Clause, 2nd Paragraph, and excluding the rights contemplated in the 4th Clause, 3rd Paragraph, of which Newark acknowledges the non-transferability.--------------------
For the purposes of the 1st Clause, Single Paragraph, of the Stockholders Agreement, the term VCP Business Group is understood to be the undersigning parties or any other companies presently participating, or who may participate, in future, in Aracruz's capital stock, and with whom this Term's undersigning parties, jointly or separately, directly or though subsidiaries, maintain control or another form of participation. ------
All parties being in agreement, they sign the present contract in 03 (three) counterparts equal in form and content, in the presence of two witnesses. --
São Paulo, November 1, 2001. ---
[Signature] Raul Calfat, Director, and Valdir Roque, Director, Newark Financial, Inc. ------
[Signature] Raul Calfat, Director, and Valdir Roque, Director, Votorantim Celulose e Papel S.A.
Witnesses: [Signature] Name: Lorival Aparecido Gomes Prado, Identity No. 20.991.376-9, CPF Taxpayer's Enrollment No. 125.474.798-26.---
[Signature] Name: Elton Flávio Silva de Oliveira, Identity No. 20.884.079-5, CPF Taxpayer's Enrollment No. 174.322.408-72---
[Stamp and official seal – 12th Official Registry Office – Notary Public Homero Santi – Signature authentication, dated November 1, 2001. [Signature] Danielle Vergel F. Gomes Vasquez, Authorized Clerk]. ---

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

INDEX